Form 10-K, Exhibit 13
period 2006-09-30
LIBERTY BANCORP INC
filed 2006-12-26
CIK 1353268

[COVER PAGE]

[LIBERTY BANCORP, INC. LETTERHEAD]

Dear Shareholder:

This has been an exciting and successful year as we continued our efforts to transform the company into a growth-oriented, full-service community banking franchise. We completed the conversion from the mutual holding structure to a full stock holding company traded on the NASDAQ. I believe Liberty Bancorp, Inc. and its renamed subsidiary, BankLiberty, are well positioned for future success. The name change is part of an overall branding effort to change our image, from that of a traditional thrift, to a progressive full-service community bank. BankLiberty better reflects who we are, what we stand for, and what we provide the individuals and businesses in our community. I am pleased to report consolidated net earnings of $1,463,000, or $.31 per share, for the year ended September 30, 2006 compared to $1,505,000, or $.32 per share, for the year ended September 30, 2005. During the year, we made significant investments in the infrastructure and personnel we believe will produce long-term shareholder value.

We experienced significant growth this year due to the infusion of additional capital from the stock offering and achieving growth in loans and deposits. Total assets increased 21.04% from $237.6 million as of September 30, 2005, to $287.6 million as of September 30, 2006. Total deposits increased 9.28%, from $181.6 million to $198.5 million, with the majority of this growth occurring at our three newest branches. Our strong financial condition will give us the foundation to continue to grow in 2007.

We opened our sixth retail bank facility in January 2006 in the Boardwalk Shopping Center in Kansas City, Missouri and are very pleased with its performance to date. We hope to open additional banking centers in the Kansas City metropolitan area over the next few years to generate additional core deposit growth. We also plan to continue expanding our commercial business, commercial real estate, and multi-family loans while maintaining our traditional business of residential construction lending and mortgage banking.

We are pleased with our accomplishments of the past year but are focused on the future. The coming year holds challenges including escalating local competition for loans and deposits, and a substantially weaker housing market; however, I still expect our strategic efforts and outstanding employees to produce continued progress towards our goals. Management and the Board are very excited about our future as Liberty Bancorp, Inc. and we appreciate the continued loyalty of our stockholders and customers.

Sincerely,

/s/ Brent M. Giles
Brent M. Giles
President and Chief Executive Officer
Liberty Bancorp, Inc.

Business of the Company

Liberty Bancorp, Inc. (the “Company” or “Liberty Bancorp”) was organized as a Missouri corporation at the direction of BankLiberty, formerly “Liberty Savings Bank, F.S.B.” (the “Bank” or “BankLiberty”), in February 2006 to become the holding company for the Bank upon the completion of the “second-step” mutual-to-stock conversion (the “Conversion”) of Liberty Savings Mutual Holding Company (the “MHC”). The Conversion was completed on July 21, 2006. As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to “BankLiberty.” A total of 2,807,383 shares of common stock were sold in the stock offering at a price of $10.00 per share. In addition, a total of approximately 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B. representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares. Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (the “ESOP”), enabling it to finance 153,263 shares of common stock in the offering and exchange. Direct offering costs totaled approximately $1.3 million. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received $694,000 of cash previously held by the MHC.

The Company has no significant assets, other than all of the outstanding shares of the Bank and the portion of the net proceeds it retained from the Conversion, and no significant liabilities. The Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank.

Business of the Bank

The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area which consists of Clay, Clinton, Platte and Jackson Counties in Missouri. We attract deposits from the general public and use these funds to originate loans secured by real estate located in our market area. Our real estate loans include construction loans, commercial real estate loans, and loans secured by single-family or multi-family properties. To a lesser extent, we originate consumer loans and commercial business loans. We currently operate out of our main office in Liberty, Missouri and five full-service branch offices - two in Kansas City and one in Plattsburg, Platte City and Independence, Missouri.

The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, its deposit insurer. The Bank has been a member of the Federal Home Loan Bank System since its inception and is a member of the Federal Home Loan Bank of Des Moines.

Common Stock

The common stock of Liberty Bancorp, Inc. is traded on the NASDAQ Capital Market under the symbol “LBCP.” The Company completed its initial public offering on July 21, 2006 and commenced trading on July 24, 2006. The following table sets forth the high and low sales prices for the common stock and dividends per share for the fourth quarter of 2006, as reported by NASDAQ. The prices do not necessarily reflect inter-dealer prices without retail markup, markdown or commissions and may not reflect actual transmissions.

For the Year Ended September 30, 2006
4th Quarter

High	$10.540
Low	10.050
Dividend	.025

As of September 30, 2006, the Company had approximately 451 holders of record; this does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

Liberty Bancorp is subject to Missouri law, which generally permits Liberty Bancorp to pay dividends on its common stock as long as no dividend is declared or paid at a time when the net assets of the corporation are less than its stated capital or when the payment of such dividends would reduce the net assets of the corporation below its stated capital.

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See note 13 to the Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

We did not repurchase any of our common stock during the fourth quarter of 2006, and at September 30, 2006, we had no publicly announced repurchase plans or programs.

Selected Financial Highlights

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report. Financial data presented for 2002 through 2005 represents the financial position and results of operations for BankLiberty (formerly Liberty Savings Bank, F.S.B.). 2006 data represents this same information for Liberty Bancorp, Inc. and its subsidiary BankLiberty.

Financial Condition Data:

	At September 30,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Total assets	$287,561	$237,576	$213,482	$189,264	$182,350
Cash and cash equivalents, federal funds sold, securities and stock in the Federal Home Loan Bank of Des Moines	51,239	34,465	22,477	16,877	25,760
Mortgage-backed securities	24,217	27,189	23,107	23,961	33,932
Loans receivable, net	200,222	163,843	159,840	141,993	114,577
Deposits	198,471	181,617	152,929	136,339	125,453
Advances from the Federal Home Loan Bank of Des Moines	34,064	30,497	37,130	30,314	34,647
Stockholders’ equity	48,982	21,131	20,184	19,465	19,761
Full service offices open	6	5	4	4	4

Operating Data:

	For the Years Ended September 30,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Interest income	$16,664	$12,816	$10,595	$10,659	$11,791
Interest expense	(7,600)	(5,175)	(4,031)	(5,168)	(6,666)
Net interest income	9,064	7,641	6,564	5,491	5,125
Provision for loan losses	(852)	(430)	(885)	(206)	(758)
Net interest income after provision for loan losses	8,212	7,211	5,679	5,285	4,367
Noninterest income	1,237	1,200	1,118	1,783	1,130
Noninterest expense	(7,203)	(6,065)	(5,267)	(5,972)	(4,854)
Earnings before income taxes	2,246	2,346	1,530	1,096	643
Income taxes	(783)	(841)	(567)	(395)	(236)
Net earnings	$1,463	$1,505	$963	$701	$407
Per Share Data:
Basic earnings per share (1)	$0.32	$0.32	$0.21	$0.15	$0.09
Diluted earnings per share (1)	0.31	0.32	0.21	0.15	0.09
Dividends per share (2)	0.20	0.23	0.23	0.23	0.23

(1)
Earnings per share are based upon the weighted-average shares outstanding. Weighted-average shares outstanding for periods prior to the conversion date have been adjusted by the exchange ratio of 3.5004 to calculate earnings per share.

(2)
Dividends per share prior to the conversion date have been adjusted by the exchange ratio of 3.5004. Dividends on 800,000 shares owned by Liberty Savings Mutual Holding Company were waived. See note 13 of the notes to consolidated financial statements.

	At or For the Years Ended September 30,
	2006	2005	2004	2003	2002
Performance Ratios:
Return on average assets	0.56%	0.67%	0.47%	0.37%	0.22%
Return on average equity	5.47	7.28	4.81	3.57	2.07
Interest rate spread (1)	3.43	3.41	3.22	2.76	2.72
Net interest margin (2)	3.66	3.54	3.37	3.03	2.96
Noninterest expense to average assets	2.74	2.69	2.62	3.21	2.60
Efficiency ratio (3)	69.93	68.60	68.56	82.10	77.60
Average interest-earning assets to average interest-bearing liabilities	107.40	105.48	106.54	109.31	106.31
Average equity to average assets	10.16	9.16	9.74	10.56	10.49
Dividend payout ratio (4)	29.86	28.26	43.37	59.90	100.20

Capital Ratios:
Tangible capital	12.73	8.99	9.42	10.32	10.59
Core capital	12.73	8.99	9.42	10.32	10.59
Tier 1 risk-based capital	17.12	12.31	12.64	14.62	16.99
Total risk-based capital	18.14	13.32	13.89	15.59	17.94

Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans	0.93	0.93	1.09	0.80	0.84
Allowance for loan losses as a percent of non-performing loans	50.80	134.50	55.38	472.43	230.44
Net charge-offs to average outstanding loans during the period	0.25	0.40	0.09	(0.02)	0.65
Non-accrual and 90 days or more past due loans as a percent of total loans, net	2.11	0.55	0.45	―	0.16
Non-performing assets as a percent of total assets	2.02	1.20	1.97	0.15	0.72

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities. No tax equivalent adjustments were made.

(2)	Represents net interest income as a percent of average interest-earning assets. No tax equivalent adjustments were made.

(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

(4)	Represents dividends paid to shareholders as a percent of net earnings. Does not include dividends waived by Liberty Savings Mutual Holding Company.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the federal securities laws. These statements are not historical fact; rather, they are statements based on Liberty Bancorp, Inc.’s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions.

Management’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Liberty Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in BankLiberty’s market area, changes in real estate market values in BankLiberty’s market area, changes in relevant accounting principles and guidelines and the inability of third party service providers to perform.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulations, Liberty Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are service charges on deposit accounts, gains on sales of loans and other loan service charges. In addition, we recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Provisions for loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. We estimate the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged off.

Expenses.  The noninterest expenses we incur in operating our business consist of compensation and employee benefit expenses, occupancy expense, equipment and data processing expenses, advertising expenses, federal deposit insurance premiums and various other miscellaneous expenses.

Compensation and employee benefits consist primarily of salaries and wages paid to our employees, director and committee fees, payroll taxes, expenses for health insurance and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, rent expense, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Data processing expenses include fees paid to our third party data processing service and ATM expense.

Advertising expenses include expenses for print, radio and television advertisements, promotions, third-party marketing services and premium items.

Federal deposit insurance premiums are primarily payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include correspondent banking charges, operations from foreclosed real estate, professional and regulatory services, expenses for supplies, telephone and postage, contributions and donations, insurance and surety bond premiums and other fees and expenses.

We expect that noninterest expenses will increase as a result of our strategy to expand our branch network. These additional expenses will consist primarily of salaries and employee benefits and occupancy and equipment expenses. Initially, we expect that these expenses will be greater than the additional income that we generate through our new facilities. Over time, we anticipate that we will generate sufficient income to offset the expenses related to our new facilities and new employees, but we cannot provide assurances as to when or if our branch expansion strategy will be accretive to our earnings.

Critical Accounting Policies

Our accounting and reporting policies were prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and to general practices within the financial services industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements and management’s discussion and analysis.

Income Recognition. We recognize interest income by methods conforming to US GAAP that include general accounting practices within the financial services industry. Interest income on loans and investment securities is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investment securities and accretion of loan fees and discounts on investment securities.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, the accrual of interest is discontinued. In addition, previously accrued interest deemed uncollectible that was recognized in income is reversed. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A non-accrual loan is restored to accrual status when it is brought current or has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer doubtful.

Allowance for Loan Losses. Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, non-accrual single-family loans and troubled debt restructurings. Such loans are generally placed on non-accrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. See note 5 of the notes to consolidated financial statements for information regarding impaired loans at September 30, 2006, 2005 and 2004.

Allowances for loan losses are available to absorb losses incurred on loans and represent additions charged to expense, less net charge-offs. The allowances are evaluated on a regular basis by management and are based on management’s periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

Operating Strategy

Our mission is to operate and further expand a profitable and diversified community banking franchise. We plan to achieve this by executing our strategy of:

•	expanding through de novo branching in the Kansas City metropolitan area; and

•	continuing to transform our balance sheet to emphasize assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.

Expansion Through De Novo Branching. In 2004, the Board of Directors, with the assistance of our Chief Executive Officer hired in September 2003, determined to pursue a strategic plan to enhance long-term shareholder value through franchise growth. The strategic plan calls for expansion through de novo branching in the Kansas City metropolitan area to enable us to take advantage of the opportunities afforded by recent and forecasted economic growth in that market. We believe that the increased asset size to be achieved through the planned expansion will enable us to leverage better efficiencies and technology but still attract customers based on personal service and relationships. Our first new branch was opened in Independence, Missouri in May 2005 and the second new branch opened in Kansas City, Missouri in January 2006. We anticipate that over the next three to five years, based on and subject to local market conditions, we will open additional branch offices in suburban Kansas City growth areas that complement our existing branch network.

While we anticipate that this expansion strategy will enhance long-term shareholder value, we cannot assure you when or if our branch expansion strategy will be accretive to our earnings.  New branches generally require a significant initial capital investment and take approximately three years or longer to become profitable. New branches require an upfront investment of between $2.0 million and $3.0 million each for land and building expenses. Accordingly, we anticipate that, in the short term, net income will be negatively affected as we incur significant capital expenditures and noninterest expense in opening and operating new branches before the new branches can produce sufficient net interest income to offset the increased expense. In addition, the need to use capital to fund de novo branching may limit our ability to pay or increase dividends on our common stock. There also is implementation risk associated with new branches. Numerous factors will determine whether our branch expansion strategy will be successful, such as our ability to select suitable branch locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits.

Continued Transformation of Our Balance Sheet. Our strategic plan also calls for us to transform our balance sheet to emphasize assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.

With respect to our assets, our strategy has been, and continues to be, to increase the percentage of assets invested in commercial business, commercial real estate and multi-family loans, which tend to have higher yields than traditional single-family residential mortgage loans and which have shorter terms to maturity or adjustable interest rates. In addition, in recent years we have sought to increase our originations of real estate construction loans, which also have short terms and adjustable interest rates, although in the future we will seek to maintain construction loans approximately at current levels so as not to unduly concentrate credit risk in the real estate construction market. At the same time, we have sought to decrease our reliance on single-family residential mortgage loans. Currently, we sell substantially all new, fixed-rate conforming single-family loans in the secondary market.

Commercial real estate, commercial business and multi-family real estate loans provide us with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates. There are many multi-family and commercial properties and businesses located in our market area, and with the additional capital raised in the offering we intend to pursue the larger lending relationships associated with these opportunities. To facilitate our growth, we have added expertise in our commercial loan department in recent years through the hiring of experienced personnel, including a new chief lending officer.

As a result of these efforts, our commercial real estate loans have increased from $16.2 million, or 12.18% of total loans, at September 30, 2001 to $53.4 million, or 23.13% of total loans, at September 30, 2006. In addition, commercial business loans have increased from $2.7 million, or 2.04% of total loans, at September 30, 2001 to $11.3 million, or 4.89% of total loans, at September 30, 2006, and multi-family real estate loans have increased from $3.4 million, or 2.56% of total loans, at September 30, 2001 to $10.4 million, or 4.52% of total loans, at September 30, 2006. The percentage of our total loan portfolio comprised of residential mortgage loans has decreased in recent years, amounting to 42.19%, 36.28%, 28.71%, 20.71%, and 18.48% at September 30, 2002, 2003, 2004, 2005 and 2006, respectively.

With respect to liabilities, our strategy is to emphasize transaction and money market accounts, as well as shorter-term certificates of deposit. We value these types of deposits because they represent longer-term customer relationships and a lower cost of funding compared to longer-term certificates of deposit. We aggressively seek transaction and money market deposits through competitive products and pricing and targeted advertising. In addition, we offer business checking accounts for our commercial customers. We also hope to increase core deposits through our de novo branching strategy.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate construction loans, single-family residential loans and multi-family and commercial real estate loans. To a lesser extent, we also originate commercial business and consumer loans.

The largest segment of our loan portfolio is real estate construction loans. At September 30, 2006, these loans totaled $99.8 million and represented 43.25% of total loans, compared to $80.0 million, or 42.01% of total loans, at September 30, 2005. Through the implementation of our strategic plan, the size of our real estate construction loan portfolio rose $19.8 million over this period due primarily to the origination of two loans totaling $8.5 million for two separate retail development projects. During the year ended September 30, 2006, the largest growth in our construction loan portfolio resulted from increases in commercial real estate construction loans. This was the result of our successful efforts to increase this type of lending. Commercial real estate construction loans increased by $14.1 million, or 126.59%, from $11.1 million at September 30, 2005 to $25.2 million at September 30, 2006. Development loans decreased by $716,000, or 2.90%, from $24.7 million at September 30, 2005 to $24.0 million at September 30, 2006. Single-family - custom construction loans increased by $2.3 million, or 22.92%, from $10.0 million at September 30, 2005 to $12.3 million at September 30, 2006. Single-family - spec loans increased during the year ended September 30, 2006 to $37.8 million from $33.3 million at September 30, 2005.

Single-family residential loans totaled $42.6 million and represented 18.48% of total loans at September 30, 2006, compared to $39.4 million, or 20.71% of total loans, at September 30, 2005. The Bank has pursued the strategy of selling substantially all new, fixed-rate residential loans originated because of the relatively low yields that have been attainable on residential loans over the last several years and to decrease the interest rate risk resulting from the retention of longer-term fixed-rate loans.

Commercial real estate loans increased by $15.8 million, or 42.04%, to $53.4 million and represented 23.13% of total loans at September 30, 2006, compared to $37.6 million, or 19.74% of total loans, at September 30, 2005. These increases were due to our strategic decision to emphasize lending on income property projects. Currently, the Bank offers a variety of commercial real estate products to owner occupants and investors. Our primary commercial real estate lending focus areas are retail, office and industrial uses.

Multi-family loans totaled $10.4 million and represented 4.52% of total loans at September 30, 2006, compared to $15.6 million, or 8.20% of total loans, at September 30, 2005. The decrease was due to the maturity of two large loans.

We also originate a variety of consumer loans and home equity loans, as well as loans secured by deposit accounts, automobile loans and other miscellaneous loans. Consumer loans totaled $13.2 million and represented 5.73% of total loans at September 30, 2006, compared to $12.4 million, or 6.51% of total loans, at September 30, 2005. The slight increase in consumer loans was due primarily to an increase in home equity loans.

Commercial business loans increased from $5.4 million, or 2.83% of total loans at September 30, 2005 to $11.3 million, or 4.89% of total loans at September 30, 2006. The increase was due primarily to the addition of two loans totaling over $3.2 million.

Set forth below is selected data relating to the composition of our loan portfolio at the dates indicated.

	At September 30,
	2006		2005
	Amount	%	Amount	%
	(Dollars in thousands)
Type of Loan:
Real estate loans:
Single-family 1-4 units	$42,623	18.48%	$39,435	20.71%
Multi-family 5 or more units	10,416	4.52	15,603	8.20
Real estate construction loans	99,759	43.25	79,979	42.01
Commercial real estate loans	53,360	23.13	37,568	19.74
Total real estate loans	206,158	89.38	172,585	90.66
Consumer loans:
Loans secured by deposit accounts	211	0.09	128	0.07
Automobile loans	608	0.26	867	0.46
Home equity loans	11,662	5.06	10,266	5.39
Other	738	0.32	1,129	0.59
Total consumer loans	13,219	5.73	12,390	6.51
Commercial business loans	11,270	4.89	5,397	2.83
Total gross loans	230,647	100.00%	190,372	100.00%
Loans in process	(27,962)		(24,444)
Deferred loan fees, net	(314)		(316)
Unearned discounts, net	(5)		(7)
Allowance for loan losses	(2,144)		(1,762)
Total	$200,222		$163,843

	At September 30,
	2004		2003		2002
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Type of Loan:
Real estate loans:
Single-family 1-4 units	$53,098	28.71%	$59,123	36.28%	$53,378	42.19%
Multi-family 5 or more units	12,877	6.96	11,027	6.77	7,562	5.98
Real estate construction loans	71,875	38.86	54,423	33.40	30,080	23.78
Commercial real estate loans	30,294	16.38	23,671	14.53	22,175	17.53
Total real estate loans	168,144	90.91	148,244	90.98	113,195	89.48

Consumer loans:
Loans secured by deposit accounts	167	0.09	166	0.10	171	0.14
Automobile loans	1,097	0.59	1,316	0.81	1,642	1.30
Home equity loans	9,764	5.28	8,126	4.99	6,586	5.21
Other	1,037	0.56	638	0.39	859	0.67
Total consumer loans	12,065	6.52	10,246	6.29	9,258	7.32
Commercial business loans	4,754	2.57	4,457	2.73	4,049	3.20

Total gross loans	184,963	100.00%	162,947	100.00%	126,502	100.00%

Loans in process	(22,549)		(19,066)		(10,333)
Deferred loan fees, net	(368)		(389)		(327)
Unearned discounts, net	(182)		(202)		(198)
Allowance for loan losses	(2,024)		(1,297)		(1,067)
Total	$159,840		$141,993		$114,577

The following table sets forth certain information at September 30, 2006, regarding the dollar amount of loan principal repayments coming due during the years indicated. The table below does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Due during the Year Ended September 30,			Due after 3 through 5 years after	Due after 5 through 10 years after	Due after 10 through 15 years after	Due after 15 years after
	2007	2008	2009	9/30/06	9/30/06	9/30/06	9/30/06	Total
	(Dollars in thousands)
Single-family mortgage loans	$1,034	$1,117	$1,205	$2,706	$8,885	$13,019	$14,657	$42,623
Multi-family mortgage loans	253	273	295	661	2,171	3,181	3,582	10,416
Real estate construction loans	99,759	—	—	—	—	—	—	99,759
Commercial real estate loans	1,254	1,357	1,469	3,313	10,991	16,341	18,635	53,360
Loans secured by deposit accounts	211	—	—	—	—	—	—	211
Other consumer loans	2,888	3,118	3,367	3,635	—	—	—	13,008
Commercial business loans	1,039	1,128	1,224	2,770	5,109	—	—	11,270
Total gross loans	106,438	6,993	7,560	13,085	27,156	32,541	36,874	230,647

The following table sets forth the dollar amount of all loans at September 30, 2006, that are due after September 30, 2007 which have either fixed interest rates or adjustable interest rates.

	Fixed Rates	Adjustable Rates	Total
	(Dollars in thousands)
Single-family mortgage loans	$21,615	$19,974	$41,589
Multi-family mortgage loans	3,698	6,465	10,163
Real estate construction loans	—	—	—
Commercial real estate loans	41,103	11,003	52,106
Loans secured by deposit accounts	—	—	—
Other consumer loans	1,199	8,921	10,120
Commercial business loans	5,248	4,983	10,231
Total gross loans	72,863	51,346	124,209

The following table shows our loan origination, sale and other activity during the periods indicated.

	For the Years Ended September 30,
	2006	2005	2004
	(Dollars in thousands)
Total net loans at the beginning of year	$163,843	$159,840	$141,993
Loans originated for portfolio:
Single and multi-family mortgage loans	17,437	12,378	20,460
Real estate construction loans	74,792	68,648	71,997
Commercial real estate loans	33,167	19,172	18,559
Commercial business loans	9,179	2,919	2,178
Loans secured by deposit accounts	295	197	223
Home equity loans	4,277	2,602	6,207
Automobile and other consumer loans	1,028	1,984	1,641
Total loans originated	$140,175	$107,900	$121,265

Deduct:
Principal loan repayment and other, net	103,326	103,205	103,261
Loan charge-offs, net of recoveries	470	692	157
Total net loans at end of year	$200,222	$163,843	$159,840
Loans originated for sale	$17,656	$21,140	$17,769
Loans sold in secondary market	$19,281	$20,132	$16,910

Loans Held for Sale. Loans held for sale decreased $1.6 million to $459,000 at September 30, 2006 due to a slowdown in the housing industry.

Securities. Our securities portfolio consists primarily of government agency securities, municipal securities and mortgage-backed securities. Although municipal securities generally have greater credit risk than government agency securities, they generally have higher yields than government securities of similar duration. Securities available for sale increased from $22.3 million at September 30, 2005 to $35.9 million at September 30, 2006 due to purchases of short-term agencies and municipal securities, partially offset by maturities and calls. Mortgage-backed securities available for sale decreased from $27.2 million at September 30, 2005 to $24.2 million at September 30, 2006 due to principal repayments, partially offset by additional purchases. During the quarter ended March 31, 2005, the Bank transferred all securities and mortgage-backed securities from held to maturity to available for sale. The decision to transfer is consistent with management’s current practice of classifying all investments purchased as available for sale.

The following table sets forth the Bank’s mortgage-backed securities purchases and sales for the years indicated.

	Years Ended September 30,
	2006	2005	2004
	(In thousands)
Mortgage-backed securities:
Purchased	$3,452	$13,755	$14,117
Sold	—	1,874	7,550

The following table sets forth the carrying values and fair values of our securities and mortgage-backed securities portfolio at the dates indicated.

	At September 30,
	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available for sale:
Federal agency obligations	$29,711	$29,543	$16,577	$16,450	$11,162	$11,170
State and municipal obligations	6,435	6,340	5,882	5,864	1,343	1,348
Mortgage-backed securities	24,863	24,217	27,583	27,189	22,533	22,473
Total securities available for sale	$61,009	$60,100	$50,042	$49,503	$35,038	$34,991

Securities held to maturity:
Federal agency obligations	—	—	—	—	$554	$561
State and municipal obligations	—	—	—	—	202	219
Mortgage-backed securities	—	—	—	—	635	651
Total securities held to maturity	—	—	—	—	$1,391	$1,431

Weighted-average rate on securities(1)	4.44%		3.94%		4.10%
Weighted-average rate on mortgage- backed securities	4.29%		4.16%		4.10%

(1)  Weighted-average yields are not presented on a tax-equivalent basis.

At September 30, 2006, we had no investments in a single company or entity (other than U.S. Government- sponsored entity securities) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the maturities and weighted-average yields of securities at September 30, 2006. Weighted-average yields are not presented on a tax-equivalent basis.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted- Average Yield	Carrying Value	Weighted-Average Yield	Carrying Value	Weighted-Average Yield
	(Dollars in thousands)
Securities available-for sale:
State and municipal obligations	$—	—%	$522	3.89%	$3,446	4.33%	$2,372	4.58%	$6,340	4.39%
Federal agency obligations	5,112	3.35	21,439	4.54	2,992	5.74	—	—	29,543	4.45
Mortgage-backed securities	251	4.50	11,767	4.24	2,528	4.69	8,738	4.31	23,284	4.32
Collateralized mortgage obligations	—	—	—	—	—	—	933	3.44	933	3.44
Total securities available for sale	$5,363	3.40	$33,728	4.42	$8,966	4.90	$12,043	4.30	$60,100	4.38

Premises and Equipment. Premises and equipment, net, increased from $5.9 million at September 30, 2005 to $6.7 million at September 30, 2006 due to the opening of a new branch in Kansas City, Missouri in January 2006.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing NOW accounts, interest-bearing NOW accounts, money market accounts, statement accounts and certificates of deposit. These deposits are provided primarily by individuals within our market areas. We have not used brokered deposits as a source of funding in recent years. Deposits increased $16.9 million, or 9.28%, to $198.5 million at September 30, 2006 from $181.6 million at September 30, 2005. The increase in deposits for the year ended September 30, 2006 consisted of an increase in certificate of deposit accounts less than twelve months attracted primarily through special promotions and to a lesser extent, an increase in interest-bearing checking accounts, partially offset by a decrease in money market accounts and certificate of deposit accounts greater than twelve months.

The following table sets forth average balances and average rates of our deposit products for the years indicated. For purposes of this table, average balances have been calculated using month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Years Ended September 30,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)

Noninterest-bearing NOW accounts	$11,633	—	$9,933	—	$8,823	—
Interest-bearing NOW accounts	25,224	1.83%	18,146	1.15%	15,674	0.69%
Money market accounts	21,290	2.38	25,315	1.77	24,573	0.92
Statement accounts	9,059	0.34	9,024	0.31	8,547	0.35
Certificates of deposit	126,275	3.97	106,218	3.10	90,219	2.84
Total	$193,481	3.10%	$168,636	2.36%	$147,836	1.98%

The following table sets forth the balances of our deposit products at the dates indicated.

	At September 30,
	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing NOW accounts	$11,896	6.0%	$11,590	6.4%	$9,061	5.9%
Interest-bearing NOW accounts	25,234	12.7	22,020	12.1	14,427	9.4
Money market accounts	13,617	6.9	26,237	14.4	23,310	15.3
Statement accounts	7,702	3.9	8,880	4.9	8,990	5.9
Certificates of deposit	140,022	70.5	112,890	62.2	97,141	63.5
Total	$198,471	100.0%	$181,617	100.0%	$152,929	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of September 30, 2006. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit
(In thousands)
Three months or less	$17,151
Over three through six months	6,852
Over six through 12 months	9,460
Over 12 months	3,788
Total	$37,251

The following table sets forth time deposits classified by rates at the dates indicated.

	At September 30,
	2006	2005	2004

0.00 - 0.99%	$—	$47	$78
1.00 - 1.99	5	653	31,431
2.00 - 2.99	2,254	27,956	36,717
3.00 - 3.99	33,373	61,079	10,528
4.00 - 4.99	44,344	20,224	10,186
5.00 - 5.99	60,046	2,542	4,018
6.00 - 6.99	—	389	3,259
7.00 - 7.99	—	—	924
	$140,022	$112,890	$97,141

The following table sets forth the amount and maturities of time deposits at September 30, 2006.

	Amount Due
	One Year or Less	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Total	Percent of Total Certificate Accounts
	(In thousands)
1.00 - 1.99%	$5	$—	$—	$—	$—	$5	—%
2.00 - 2.99	1,940	314				2,254	1.6
3.00 - 3.99	24,230	5,464	2,562	1,066	51	33,373	23.8
4.00 - 4.99	35,920	3,170	2,137	2,327	790	44,344	31.7
5.00 - 5.99	56,111	1,779	1,127	68	961	60,046	42.9
	$118,206	$10,727	$5,826	$3,461	$1,802	$140,022	100.0%

The following table sets forth deposit activity for the years indicated.

	Years Ended September 30,
	2006	2005	2004
	(In thousands)

Net deposits (withdrawals) before interest credited	$11,629	$25,459	$14,192
Interest credited	5,225	3,229	2,398
Net increase (decrease) in deposits	$16,854	$28,688	$16,590

Borrowings. We utilize borrowings from the Federal Home Loan Bank of Des Moines and securities sold under agreement to repurchase to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding short-term borrowings by the Bank at the end of and during the years indicated:

	At September 30,
	2006	2005	2004
	(Dollars in thousands)
Outstanding advances from Federal Home Loan Bank	$23,833	$9,633	$9,633
Weighted-average rate paid on advances from Federal Home Loan Bank	4.19%	3.17%	1.83%
Outstanding securities sold under agreement to repurchase	$3,384	$1,157	$213
Weighted-average rate paid on securities sold under agreement to repurchase	3.44%	2.05%	1.20%

	Years Ended September 30,
	2006	2005	2004
	(Dollars in thousands)
Maximum outstanding advances from Federal Home Loan Bank at any month end	$35,633	$17,133	$13,133
Weighted-average rate paid on advances from Federal Home Loan Bank (1)	3.97%	2.44%	1.93%
Average advances from Federal Home Loan Bank outstanding	$22,167	$10,967	$8,392
Maximum outstanding securities sold under agreement to repurchase at any month end	$4,400	$1,798	$1,047
Weighted-average rate paid on securities sold under agreement to repurchase (2)	3.18%	1.76%	1.20%
Average securities sold under agreement to repurchase	$2,224	$1,073	$396

(1)	The weighted-average rate paid is based on the weighted-average balances determined on a monthly basis.
(2)	The weighted-average rate paid is based on the weighted-average balances determined on a daily basis.

Federal Home Loan Bank of Des Moines borrowings increased $3.6 million, or 11.7%, to $34.1 million at September 30, 2006 from $30.5 million at September 30, 2005. The advances outstanding as of September 30, 2006 mature in 2006 through 2012.

Securities sold under agreements to repurchase increased by $1.7 million for the year ended September 30, 2006 due to higher balances from existing customers. The ESOP note payable decreased from $379,000 at September 30, 2005 to a zero balance at September 30, 2006 due to the refinancing of the ESOP debt by the Company. Accrued interest on deposits increased due to higher certificate balance and rate and timing of payments. Other liabilities increased as a result of the timing of payroll payments and higher accrued bonuses and other accrual items.

Results of Operations for the Years Ended September 30, 2006, 2005 and 2004

Overview.

	Years Ended September 30,			% Change	% Change
	2006	2005	2004	2006/2005	2005/2004
	(Dollars in thousands)
Net earnings	$1,463	$1,505	$963	(2.8)%	56.2%
Return on assets (1)	0.56%	0.67%	0.47%	(16.4)	42.6
Return on average stockholders’ equity (2)	5.47	7.28	4.81	(24.9)	51.3
Stockholders’ equity-to-assets ratio (3)	10.16	9.16	9.74	10.9	(6.0)
Dividend payout ratio (4)	29.86	28.26	43.37	5.7	(34.8)

(1)	Net earnings divided by average assets.
(2)	Net earnings divided by average stockholders’ equity.
(3)	Average stockholders’ equity divided by average total assets.
(4)	Represents dividends paid to shareholders as a percent of net earnings. Does not include dividends waived by Liberty Savings Mutual Holding Company.

2006 vs. 2005. Net earnings decreased $42,000, or 2.8%, for the year ended September 30, 2006 compared to the year ended September 30, 2005. The decrease in net earnings was due primarily to the $3.8 million or 30.0% increase in interest income, being more than offset by a $2.4 million or 46.8% increase in interest expense, $422,000 or 98.1% increase in provisions for loan losses and a $1.1 million or 18.8% increase in noninterest expense. Net interest income increased primarily as a result of an increase in loans receivable. Noninterest income in 2006 was positively affected by a higher amount of deposit account service charges, loan service charges and gains on sale of loans, partially offset by a decrease in gains on sale of mortgage-backed securities. Noninterest expense increased as a result of increased expenses attributable to new branches.

2005 vs. 2004. Net earnings increased $542,000, or 56.2%, for the year ended September 30, 2005 compared to the year ended September 30, 2004. The increase in net income was due primarily to the $2.2 million or 21.0% increase in interest income, partially offset by a $1.1 million or 28.4% increase in interest expense, and a $798,000 or 15.2% increase in noninterest expense. Net interest income increased primarily as a result of a higher interest rate spread and an increase in loans receivable. Noninterest income in 2005 was positively affected by a higher amount of deposit account service charges and loan service charges, partially offset by a decrease in gains on sale of loans and gains on sale of mortgage-backed securities. Noninterest expense increased as a result of increased expenses attributable to new branches.

Net Earnings.

2006 vs. 2005. Net earnings remained substantially the same at $1.5 million for both 2005 and 2006, with only a slight decrease of $42,000. The slight decrease in net earnings was due to higher net interest income, being more than offset by higher provisions for loan losses and noninterest expense.

2005 vs. 2004. Net earnings increased by $542,000 from $963,000 for 2004 to $1.5 million for 2005. The increase was due to higher net interest income and noninterest income, and lower provisions for loan losses; which more than offset higher noninterest expense and income taxes.

Net Interest Income.

2006 vs. 2005. Net interest income increased by $1.4 million, or 18.6%, from $7.7 million for 2005 to $9.1 million for 2006 as a result of higher interest rates on loans, deposits and advances and to a lesser extent, higher loan, investment, deposit and advance balances.

Interest on loans receivable increased as a result of a higher average balance and yield. The weighted-average yield on loans increased from 6.57% for 2005 to 7.59% for 2006.

Interest on mortgage-backed securities increased due to a higher yield, reflecting higher market interest rates and a higher weighted-average balance.

Interest on securities increased as a result of a higher weighted-average balance and yield, reflecting higher market interest rates. Interest on other interest-earning assets increased as a result of a higher weighted-average yield.

Interest on deposits increased as a result of a higher weighted-average balance and, to a greater extent, a higher weighted-average rate. During 2006, the Bank’s promotion of attractive certificate of deposit rates resulted in increased balances, particularly in short-term certificates.

Interest on advances from the Federal Home Loan Bank of Des Moines increased primarily due to a higher average rate.

2005 vs. 2004. Net interest income increased by $1.1 million, or 16.4%, from $6.6 million for 2004 to $7.7 million for 2005 as a result of a higher interest rate spread and an increase in loans receivable. Our interest rate spread increased from 3.22% for 2004 to 3.41% for 2005 as a result of management’s efforts to increase noninterest bearing transaction accounts and attracting more construction and commercial real estate loans that carry higher rates than traditional single-family mortgage loans.

Interest on loans receivable increased as a result of a higher average balance and yield. The weighted-average yield on loans increased from 6.06% for 2004 to 6.57% for 2005.

Interest on mortgage-backed securities increased due to a higher yield, reflecting higher market interest rates, partially offset by a lower weighted-average balance.

Interest on securities increased as a result of a higher weighted-average balance and yield, reflecting higher market interest rates. Interest on other interest-earning assets increased as a result of a higher weighted-average balance and substantially greater weighted-average yield.

Interest on deposits increased as a result of a higher weighted-average balance and rate. During 2005, the Bank attracted transaction accounts through increased marketing expenditures. Balances on long-term certificate accounts increased through the offering of certificate account specials.

Interest on advances from the Federal Home Loan Bank of Des Moines increased due to a slightly higher average balance and rate.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earnings assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. For purposes of this table, average balances have been calculated using month-end balances and, to a lesser extent, daily balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended September 30,
	2006			2005			2004
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$187,818	$14,253	7.59%	$172,869	$11,354	6.57%	$155,604	$9,435	6.06%
Mortgage-backed securities	25,216	995	3.95	21,656	808	3.73	22,772	755	3.31
Securities	29,117	1,170	4.02	14,371	463	3.22	11,926	353	2.96
Other interest-earning assets	5,768	246	4.27	6,942	191	2.75	4,393	52	1.18
Total interest-earning assets	247,919	16,664	6.72	215,838	12,816	5.94	194,695	10,595	5.43

Interest-bearing liabilities:
Deposits	193,481	6,007	3.10	168,636	3,979	2.36	147,836	2,925	1.98
Federal Home Loan Bank advances	34,807	1,497	4.30	34,525	1,142	3.31	33,612	1,065	3.17
Securities sold under agreement to repurchase	2,224	71	3.18	1,058	30	2.81	837	22	2.57
ESOP note payable	327	25	7.66	415	25	5.93	466	19	4.17
Total interest-bearing liabilities	$230,839	7,600	3.29	$204,634	5,176	2.53	$182,751	4,031	2.21

Net interest income before provision for loan losses		$9,064			$7,640			$6,564
Net earning assets	$17,080			$11,204			$11,944
Interest rate spread			3.43%			3.41%			3.22%
Net yield on average interest-earning assets			3.66%			3.54%			3.37%

Ratio of average interest-earning assets to average interest-bearing liabilities	107.40%			105.48%			106.54%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate/volume column shows the effects attributable to changes in both rate and volume (changes in rate multiplied by changes in volume). The total column represents the sum of the prior columns.

	Year Ended September 30, 2006 vs. 2005				Year Ended September 30, 2005 vs. 2004
	Increase (Decrease) due to:				Increase (Decrease) due to:
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)
Interest income:
Loans receivable	$982	$1,764	$153	$2,899	$1,039	$791	$89	$1,919
Mortgage-backed securities	132	47	8	187	(36)	94	(5)	53
Securities	474	115	118	707	73	31	6	110
Other interest-earning assets	(32)	105	(18)	55	30	69	40	139
Total interest-earning assets	$1,556	$2,031	$261	$3,848	$1,106	$985	$130	$2,221

Interest expense:
Deposits	586	1,258	184	2,028	412	563	79	1,054
Federal Home Loan Bank advances	9	342	4	355	29	47	1	77
Securities sold under agreement to repurchase	33	4	4	41	6	1	1	8
ESOP note payable	(5)	7	(2)	—	(2)	9	(1)	6
Total interest-bearing liabilities	623	1,611	190	2,424	445	620	80	1,145

Change in net interest income	$933	$420	$71	$1,424	$661	$365	$50	$1,076

Provision for Loan Losses.

2006 vs. 2005. Provision for loan losses increased from $430,000 for 2005 to $852,000 for 2006. At September 30, 2006, the allowance for loan losses was $2.1 million, or 0.9% of the gross loan portfolio, compared to $1.8 million or 0.9% of the loan portfolio at September 30, 2005. At September 30, 2006, loans secured by all non-construction single-family properties totaled 18.5% of total loans and 9.3% of the provision for loan losses was allocated to these loans. All other loans totaled 81.5% of the portfolio and 90.7% of the provision for loan losses.

During the year ended September 30, 2006, we recorded a provision for loan losses of $852,000, an increase of 98.1% from the provision for loan losses of $430,000 recorded for the year ended September 30, 2005. The increased provision is the result of the growth of the loan portfolio and the increase in classified assets.

Non-accrual loans amounted to $1.5 million and $907,000 at September 30, 2006 and 2005, respectively. Net loan charge-offs amounted to $470,000 during 2006 compared to $692,000 during 2005. The majority of the net loan charge-offs in 2006 were due to loans that were identified as classified assets as of September 30, 2005.

2005 vs. 2004. Provision for loan losses decreased from $885,000 for 2004 to $430,000 for 2005. At September 30, 2005, the allowance for loan losses was $1.8 million, or 0.9% of the gross loan portfolio, compared to $2.0 million or 1.1% of the loan portfolio at September 30, 2004. At September 30, 2005, loans secured by all non-construction single-family properties totaled 20.7% of total loans and 15.2% of the allowance for loan losses was allocated to these loans. All other loans totaled 79.3% of the portfolio and 84.8% of the allowance for loan losses.

During the year ended September 30, 2004, we recorded a provision for loan losses of $885,000. Of this amount, $640,000 was related to certain identified loans totaling $2.9 million and secured by single-family investment properties. For further information regarding these impaired loans, see “—Risk Management—Analysis of Non-Performing and Classified Assets.” During the year ended September 30, 2005, our provision for loan losses decreased by $455,000, or 51.4%, to $430,000.

Non-accrual loans amounted to $907,000 and $723,000 at September 30, 2005 and 2004, respectively. Net loan charge-offs amounted to $692,000 during 2005 compared to $157,000 during 2004. Net loan charge-offs were higher during 2005 as a result of the write down and liquidation of certain loans secured by single-family investment properties.

Noninterest Income.  The following table shows the components of noninterest income and the percentage changes for the years ended September 30, 2006 and 2005 and for the years ended September 30, 2005 and 2004.

	Years Ended September 30,			% Change	% Change
	2006	2005	2004	2006/2005	2005/2004
	(Dollars in thousands)
Loan service charges	$69	$53	$36	29.0%	48.0%
Gain on sale of mortgage-backed securities available for sale	—	10	40	(100.0)	(75.7)
Gain on sale of loans	203	194	217	4.7	(10.5)
Deposit account service charges	965	943	825	2.4	14.3
Total	$1,237	$1,200	$1,118	3.1	7.3%

2006 vs. 2005. Noninterest income remained substantially the same at $1.2 million for both 2005 and 2006, with only a slight $37,000 increase due to a higher amount of deposit account service charges, loan service charges and gains on sale of loans, partially offset by a decrease in gains on sale of mortgage-backed securities.

The Bank recognized gains on sale of loans of $203,000 and $194,000 for the years ended September 30, 2006 and 2005, respectively. During 2006 and 2005, we sold loans to secondary market investors totaling $19.3 million and $20.1 million, respectively. Gains on sales of available-for-sale securities and mortgage-backed securities are not stable sources of income and there is no assurance that we will generate such gains in the future.

2005 vs. 2004. Noninterest income increased by $82,000 from $1.1 million for 2004 to $1.2 million for 2005 due to a higher amount of deposit account service charges and loan service charges, partially offset by a decrease in gains on sale of loans and gains on sale of mortgage-backed securities. Deposit account service charges increased by $118,000 during 2005 due to our strategy to increase checking accounts and related fee income generated on checking account overdrafts.

The Bank recognized gains on sale of loans of $194,000 and $217,000 for the years ended September 30, 2005 and 2004, respectively. During 2005 and 2004, we sold loans to secondary market investors totaling $20.1 million and $16.9 million, respectively.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended September 30, 2006 and 2005 and September 30, 2005 and 2004.

	Years Ended September 30,			% Change	% Change
	2006	2005	2004	2006/2005	2005/2004
	(Dollars in thousands)
Compensation and benefits	$3,975	$3,302	$2,945	20.4%	12.1%
Occupancy expense	508	433	293	17.4	47.9
Equipment and data processing expense	740	770	749	(4.0)	2.9
Operations from foreclosed real estate, net	139	(22)	(29)	736.4	(23.5)
Federal deposit insurance premiums	24	23	21	5.6	6.1
Professional and regulatory services	347	305	331	13.6	(7.7)
Advertising	414	315	201	31.6	56.3
Correspondent banking charges	260	216	201	20.7	7.1
Supplies	182	141	102	29.7	38.3
Other	614	582	453	5.4	28.7
Total noninterest expense	$7,203	$6,065	$5,267	18.8%	15.2%

Efficiency ratio (1)	69.9%	68.6%	68.6%

(1)  Computed as noninterest expense divided by the sum of net interest income and noninterest income.

2006 vs. 2005. Noninterest expense increased from $6.1 million for 2005 to $7.2 million for 2006. Compensation and benefit expense increased due to the costs associated with the additional staff for the new branches and higher ESOP expenses. Occupancy, advertising and supplies expense also increased because of the new branches. Operations for foreclosed real estate, net increased from a gain of $22,000 to a loss of $139,000 for the years ended September 30, 2005 and 2006, respectively. In 2005, the Bank recognized net gains on sale of foreclosed real estate of $77,000, in contrast to net losses on sale of foreclosed real estate of $89,000 recognized in 2006. There were also modest increases in professional and regulatory services, correspondent banking charges and a decrease in equipment and data processing expense. Other noninterest expense increased from $582,000 for 2005 to $614,000 for 2006 due primarily to costs involving new data lines.

2005 vs. 2004. Noninterest expense increased from $5.3 million for 2004 to $6.1 million for 2005. Compensation and benefit expense increased due to the hiring of additional staff for a new branch in Independence, Missouri and salary increases, partially offset by a higher deferral of loan origination salary costs. Our occupancy expense increased primarily due to the lease of land for a future branch in Kansas City, Missouri, and to a lesser extent, the opening of a new branch in Independence, Missouri. Advertising expense increased due to a greater marketing emphasis and the opening of our Independence branch. Supplies increased due to higher volume of transactions and regulatory changes to disclosure documents. Other noninterest expense increased from $453,000 for 2004 to $582,000 for 2005 due primarily to higher expenses on telephones, charitable contributions and insurance. There was no significant change in equipment and data processing expenses, professional and regulatory services and correspondent banking expenses.

Income Taxes.

2006 vs. 2005. Income tax expense for the year ended September 30, 2006 was $783,000 compared to $841,000 for the year ended September 30, 2005. Income taxes decreased due to additional purchases of tax-exempt municipal securities. The effective tax rate for 2006 was 34.9% compared to 35.9% for 2005.

2005 vs. 2004. Income tax expense for the year ended September 30, 2005 was $841,000 compared to $567,000 for the year ended September 30, 2004. Income taxes increased due to higher pre-tax earnings. The effective tax rate for 2005 was 35.9% compared to 37.1% for 2004.

Stockholders’ Equity.

2006 vs. 2005. Stockholders’ equity increased by $27.9 million from $21.2 million at September 30, 2005 to $49.0 million at September 30, 2006. This increase was primarily due to the infusion of capital from the proceeds of the stock conversion in July 2006.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available for sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a 5% penalty is assessed, and a written notification of the late payment is sent. If payment is not received by the 30th day of delinquency, the borrower is contacted by telephone, payment is requested and efforts are made to formulate an affirmative plan to cure the delinquency. After a loan becomes past due 60 days, we generally provide a final notice that we will initiate legal proceedings in 30 days, after which foreclosure procedures commence to obtain the real property securing the loan. Generally, when a loan becomes 90 days past due, the loan is placed on non-accrual status. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Real estate acquired by the Bank as a result of foreclosure is classified as foreclosed real estate owned until such time as it is sold. When such property is acquired, a new appraisal is obtained and it is recorded at the lower of its unpaid principal or fair value, less estimated selling costs. Any required write-down of the loan to its fair value upon foreclosure is charged against the allowance for losses.

Analysis of Non-Performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is initially recorded at the lower of its cost, or market, less estimated selling expenses. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table sets forth information with respect to our nonperforming assets at the dates indicated.

	At September 30,
	2006	2005	2004		2003			2002
	(Dollars in thousands)
Loans accounted for on a non-accrual basis: (1)
Single and multi-family loans	$828	$351		$723	$	―		$22
Real estate construction loans	304	556		―		―		―
Commercial non-real estate	―	―		―		―		141
Consumer	349	―		―		―		19
Total non-accrual loans	1,481	907		723		―		182

Accruing loans which are contractually past due 90 days or more - single-family loans (1)	58	―		―		―		―
Total non-accrual and 90 days or more past due loans	1,539	907		723		―		182
Other impaired loans - single family 1-4 units, investment property	―	403		2,933		―		―
Other impaired loans - single family, spec	2,682	―		―		―		―
Troubled debt restructuring (2)	―	―		―		274		281

Foreclosed real estate held for sale	1,580	1,530		547		―		857
Total nonperforming assets	5,801	2,840		4,203		274		$1,320
Allowance for losses on impaired loans	258	199		$655	$	―		$20
Impaired loans with no related allowance for loan losses	$58	$116	$	―	$	―		$—
Non-accrual and 90 days or more past due loans as a percentage of total loans, net	2.11%	0.55%		0.45%		―	%	0.16%
Non-accrual and 90 days or more past due loans as a percentage of total assets	1.47%	0.38%		0.34%		―	%	0.10%

Nonperforming assets as a percentage of total assets	2.02%	1.20%		1.97%		0.15%		0.72%

(1) Interest on delinquent loans is accrued to income to the extent considered collectible.
(2) As defined in Statement of Financial Accounting Standards No. 15.

Non-performing assets totaled $5.8 million, or 2.02% of total assets, at September 30, 2006, which was an increase of $3.0 million or 9.84%, from $2.8 million, or 1.20% of total assets, at September 30, 2005. Non-performing assets at September 30, 2006 consisted of $1.5 million in non-accrual loans, $2.7 million in other impaired loans, $1.6 million in foreclosed real estate and a $58,000 accruing loan past due 90 days or more. At September 30, 2006, non-accrual loans consisted of $828,000 in single-family and multi-family loans, $304,000 in real estate construction loans and $349,000 in consumer loans. Other impaired loans totaling $2.7 million at September 30, 2006 were secured by 15 single family spec homes, in various states of completion and two lots. In November 2006 after principal repayments on these loans, 16 remaining properties totaling $2.3 million were foreclosed.

During the year ended September 30, 2004, $640,000 of our provision for loan losses was related to certain identified loans totaling $2.9 million and secured by single-family investment properties. We discovered irregularities in these loans that suggested the collateral may not have been sufficient to properly secure the amount owed. The loans involved six different borrowers where we loaned funds for the purchase of single-family investment properties. Five of the borrowers purchased the collateral properties from a common seller. These loans were impaired loans at September 30, 2004. In 2005, the Bank received payoffs at an average discount of 4.9% for $1.1 million of the impaired loans and acquired through foreclosure an additional $1.5 million of the original loans totaling $2.9 million in loans. Of the $1.5 million in impaired loans foreclosed in 2005, $1.3 million have been sold through September 30, 2006. At September 30, 2006, we had $157,000 in foreclosed real estate attributable to these loans.

At September 30, 2006, we had loans totaling $545,000 which were not currently classified as non-accrual, 90 days past due, restructured or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as non-accrual, 90 days past due, restructured or impaired. At September 30, 2006, these loans consisted of two spec single-family construction loans and one loan secured by three single-family rental properties.
Interest income that would have been recorded for the year ended September 30, 2006 had non-performing loans been current according to their original terms amounted to $108,139. We recognized interest income of $72,433 on such loans during the year ended September 30, 2006.

Foreclosed real estate owned by the Bank at September 30, 2006 totaled $1.6 million compared to $1.5 million at September 30, 2005. Foreclosed real estate at September 30, 2006 included six 1-4 family properties, five single-family rental properties and two lots.

Classified Assets. Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish an allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At September 30,
	2006	2005	2004
	(In thousands)
Special mention assets	$2,986	$1,729	$3,855
Substandard assets (1)	3,149	2,854	3,451
Doubtful assets	196	―	―
Loss assets	―	―	―
Total classified assets	$6,331	$4,583	$7,306

(1)  Includes foreclosed real estate of $1,579,848, $1,529,586 and $547,453 at September 30, 2006, 2005 and 2004, respectively.

The increase in our substandard assets at September 30, 2006 compared to September 30, 2005 was due to the classification of several loans with higher principal balances. Substandard assets increased from $2.9 million at September 30, 2005 to $3.1 million at September 30, 2006. Our substandard loans at September 30, 2006 consisted primarily of nine loans to six individuals totaling $1.6 million secured by one-to-four family, spec homes, and commercial real estate.

Special mention assets at September 30, 2006 consisted of 19 loans totaling $3.0 million to two borrowers secured by spec homes.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At September 30,
	2006		2005			2004
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due		60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)
Real estate - mortgage loans	$1,533	$746	$	―	$559	$233	$365
Construction loans	635	323		―	345	―	―
Commercial loans	—	—		―	―	152	―
Consumer loans	83	—		69	43	75	―
Total	$2,251	$1,069		$69	$947	$460	$365

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

We establish an allowance on certain identified problem loans based on such factors as (1) the strength of the customer’s personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower’s effort to cure the delinquency.

In addition, we establish an allowance for loans that are not delinquent to recognize the losses associated with lending activities. This valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, classified asset trends, delinquency trends and risk rating trends. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At September 30, 2006, our allowance for loan losses represented 0.9% of total gross loans and 50.80% of non-performing loans. The allowance for loan losses increased $382,000 from September 30, 2005 to September 30, 2006 due to an increase in the provision for loan losses of $852,000, partially offset by net charge-offs of loans totaling $470,000. There was no material change in the loss factors used to calculate the allowance from September 30, 2005 to September 30, 2006.

At September 30, 2005, our allowance for loan losses represented 0.9% of total gross loans and 134.50% of non-performing loans. The allowance for loan losses decreased from $2.0 million at September 30, 2004 to $1.8 million at September 30, 2005 due to an increase in charged off loans. There was no material change in the loss factors used to calculate the allowance from September 30, 2004 to September 30, 2005.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,
	2006		2005
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)
Real estate - mortgage:
Single-family 1-4 units	$200	18.48%	$268	20.71%
Multi-family 5 or more units	61	4.52	102	8.20
Real estate construction loans	787	43.25	565	42.01
Commercial real estate loans	781	23.13	672	19.74
Commercial business loans	126	4.89	65	2.83
Consumer loans	189	5.73	90	6.51
Total allowance for loan losses	$2,144	100.00%	$1,762	100.00%

	At September 30,
	2004		2003		2002
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)
Real estate - mortgage:
Single-family 1-4 units	$593	28.71%	$159	36.28%	$169	42.19%
Multi-family 5 or more units	277	6.96	111	6.77	39	5.98
Real estate construction loans	579	38.86	512	33.40	369	23.78
Commercial real estate loans	423	16.38	287	14.53	228	17.53
Commercial business loans	54	2.57	127	2.73	170	3.20
Consumer loans	98	6.52	101	6.29	92	7.32
Total allowance for loan losses	$2,024	100.00%	$1,297	100.00%	$1,067	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of our allowance for loan losses for the years indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to income.

	Years Ended September 30,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance at beginning of year	$1,762	$2,024	$1,297	$1,067	$1,071

Loans charged-off:
Single-family 1-4 units	(261)	(482)	(132)	(2)	―
Multi-family 5 or more units	(113)	―	―	―	―
Real estate construction loans	(78)	(197)	―	―	(427)
Commercial business loans	―	―	―	―	(338)
Consumer loans	(20)	(16)	(33)	(14)	(1)
Total charge-offs	(472)	(695)	(165)	(16)	(766)

Recoveries:
Single-family 1-4 units	―	1	6	―	―
Multi-family 5 or more units	―	―	1	―	―
Real estate construction	1	―	―	40	2
Consumer loans	1	2	―	―	2
Total recoveries	2	3	7	40	4
Net loans charged-off	(470)	(692)	(158)	24	(762)
Provision for loan losses	852	430	885	206	758
Balance at end of year	2,144	1,762	2,024	1,297	1,067
Ratio of allowance for losses to gross loans receivable	0.93%	0.93%	1.09%	0.80%	0.84%
Ratio of net loan charge-offs (recoveries) to average loans outstanding during the year	0.25%	0.40%	0.09%	(0.02)%	0.65%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to provide a better match between the interest rate sensitivity of our assets and liabilities. In particular, the strategies utilized by the Bank are intended to stabilize net interest income for the long term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of one-year, adjustable-rate mortgage loans secured by one- to four-family residential real estate and the origination of other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. Asset/liability management in the form of structuring the maturity or repricing of cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows the Bank to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows the Bank to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

  We have an Asset/Liability Management (“ALCO”) Committee, which includes members of management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Net Portfolio Value Simulation Analysis. We use an interest rate sensitivity analysis prepared by the OTS to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at September 30, 2006 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change.

Change (In Basis Points)	Estimated Net Portfolio Value			NPV as % of PV of Assets
in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
	(Dollars in thousands)
+300	$39,892	(4,394)	(10)%	14.01%	(118)
+200	41,503	(2,783)	(6)	14.46	(73)
+100	43,003	(1,283)	(3)	14.86	(33)
0	44,286	—	—	15.19	—
(100)	45,387	1,101	2	15.46	27
(200)	46,551	2,265	5	15.74	55

The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of Des Moines. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2006, cash and cash equivalents amounted to $13.4 million. Securities classified as available for sale, which provide additional sources of liquidity, totaled $35.9 million at September 30, 2006. In addition, at September 30, 2006, we had the ability to borrow a total of approximately $25.0 million from the Federal Home Loan Bank of Des Moines, in the form of available overnight lines of credit. On that date, we had no overnight advances outstanding.

At September 30, 2006, we had $54.9 million in loan commitments outstanding, which included $30.3 million in undisbursed loans and $10.0 million in unused lines of credit. Certificates of deposit due within one year of September 30, 2006 totaled $118.2 million, or 84.4% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the current interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of September 30, 2006.

		Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than 5 Years
	(In thousands)

Federal Home Loan Bank advances	$34,064	23,833	3,956	5,200	1,075
Securities sold under agreement to repurchase	3,384	3,384	—	—	—
Operating lease obligations	1,491	92	183	183	1,033
Total	38,939	27,309	4,139	5,383	2,108

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. We offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Years Ended September 30,
	2006	2005	2004
Investing activities:
Net change in loans receivable	$(40,028)	$(5,727)	$(18,758)
Purchases of securities (1)	(22,529)	(28,613)	(24,504)
Proceeds from calls, maturities and principal repayments of securities (1)	11,486	12,950	10,490
Proceeds from sales of securities (1)	—	1,884	7,590
Financing activities:
Increase (decrease) in deposits	16,854	28,688	16,590
Increase (decrease) in Federal Home Loan Bank borrowings	3,567	(6,633)	6,817

(1)  Includes mortgage-backed securities.

Capital Management. We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2006, the Bank exceeded all of its regulatory capital requirements. The Bank is considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to consolidated financial statements. We currently have no plans to engage in hedging activities in the future.

For the year ended September 30, 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The impact of recent accounting pronouncements is discussed in note 1 of the notes to consolidated financial statements included herewith.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this Annual Report on Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MICHAEL TROKEY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
10411 CLAYTON ROAD
ST. LOUIS, MISSOURI 63131

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Liberty Bancorp, Inc.
Liberty, Missouri

We have audited the accompanying consolidated balance sheets of Liberty Bancorp, Inc. and subsidiary (“the Company”) as of September 30, 2006 and 2005 and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Bancorp, Inc. and subsidiary as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Michael Trokey & Company, P.C.
St. Louis, Missouri
November 22, 2006

LIBERTY BANCORP, INC.

Consolidated Balance Sheets

September 30, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents	$6,943,701	6,481,038
Federal funds sold	6,460,000	3,990,000
Total cash and cash equivalents	13,403,701	10,471,038
Securities available for sale, at market value (amortized cost
of $36,146,235 and $22,459,481, respectively)	35,882,630	22,314,521
Stock in Federal Home Loan Bank of Des Moines	1,952,900	1,679,200
Mortgage-backed securities:
Available for sale, at market value (amortized cost of
$24,863,446 and $27,582,869, respectively)	24,217,321	27,188,678
Loans receivable, net of allowance for loan losses
of $2,144,121 and $1,762,066, respectively	200,222,378	163,842,810
Loans held for sale	459,201	2,084,730
Premises and equipment, net	6,700,189	5,932,189
Foreclosed real estate, net	1,579,848	1,529,586
Accrued interest receivable	1,486,355	1,087,390
Other assets, including prepaid income taxes of $35,041 in 2005	182,242	251,064
Deferred tax asset	1,474,600	1,194,486
Total assets	$287,561,365	237,575,692

Liabilities and Stockholders' Equity
Deposits	$198,470,979	181,616,654
Accrued interest on deposits	316,366	222,993
Advances from FHLB	34,063,738	30,497,082
Securities sold under agreement to repurchase	3,383,997	1,654,751
ESOP note payable	-	378,602
Advances from borrowers for taxes and insurance	843,512	873,639
Other liabilities	1,340,470	1,201,275
Accrued income taxes	160,727	-
Total liabilities	238,579,789	216,444,996
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 and $1 par value; 1,000,000 shares
authorized; shares issued and outstanding - none	-	-
Common stock, $0.01 par value; 20,000,000 shares authorized;
4,760,137 shares issued and outstanding and $1 par value;
5,000,000 shares authorized; 1,357,776 shares issued and outstanding	47,601	1,357,776
Additional paid-in capital	33,001,965	4,106,988
Common stock acquired by ESOP	(933,192)	(378,680)
Common stock acquired by Incentive Plan	(18,676)	(46,672)
Accumulated other comprehensive earnings, net	(573,130)	(339,665)
Retained earnings - substantially restricted	17,457,008	16,430,949
Total stockholders' equity	48,981,576	21,130,696
Total liabilities and stockholders' equity	$287,561,365	237,575,692

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Earnings

Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004
Interest income:
Loans receivable	$14,252,869	11,354,201	9,435,276
Mortgage-backed securities	995,097	808,336	754,717
Securities - taxable	944,316	373,563	306,187
Securities - non-taxable	225,101	89,103	46,913
Other interest-earning assets	246,458	190,615	51,793
Total interest income	16,663,841	12,815,818	10,594,886
Interest expense:
Deposits	6,006,960	3,978,568	2,924,452
Securities sold under agreement to repurchase	70,787	29,776	21,506
ESOP note payable	25,068	24,612	19,419
Advances from FHLB	1,496,864	1,142,249	1,065,441
Total interest expense	7,599,679	5,175,205	4,030,818
Net interest income	9,064,162	7,640,613	6,564,068
Provision for loan losses	852,000	430,000	884,550
Net interest income after provision for loan losses	8,212,162	7,210,613	5,679,518
Noninterest income:
Loan service charges	68,700	53,251	35,971
Gain on sale of MBSs available for sale	-	9,711	39,956
Gain on sale of loans	202,992	193,812	216,563
Deposit account service charges	965,234	942,892	825,092
Total noninterest income	1,236,926	1,199,666	1,117,582
Noninterest expense:
Compensation and benefits	3,974,833	3,302,387	2,945,116
Occupancy expense	508,583	433,148	292,955
Equipment and data processing expense	739,676	770,155	748,444
Operations from foreclosed real estate, net	138,980	(21,837)	(28,550)
Federal deposit insurance premiums	23,794	22,529	21,241
Professional and regulatory services	346,821	305,327	330,806
Advertising	413,923	314,449	201,209
Correspondent banking charges	260,175	215,562	201,336
Supplies	182,662	140,802	101,790
Other	613,706	582,095	452,352
Total noninterest expense	7,203,153	6,064,617	5,266,699
Earnings before income taxes	2,245,935	2,345,662	1,530,401
Income taxes:
Current	926,000	675,000	881,000
Deferred	(143,000)	166,000	(314,000)
Total income taxes	783,000	841,000	567,000
Net earnings	$1,462,935	1,504,662	963,401

Basic earnings per share	$0.32	0.32	0.21
Diluted earnings per share	$0.31	0.32	0.21

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Comprehensive Earnings

Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004
Net earnings	$1,462,935	1,504,662	963,401
Other comprehensive earnings:
Unrealized gain (loss) on securities and
MBSs available for sale, net:
Reclassification adjustment for gains
included in earnings, net of tax of $0, $3,399 and
$14,384, respectively	-	(6,312)	(25,572)
Unrealized gains (losses) arising during the year, net of tax
of $137,114, $178,222, and $50,381, respectively.	(233,465)	(303,460)	85,290
Comprehensive earnings	$1,229,470	1,194,890	1,023,119

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Stockholders’ Equity

Years Ended September 30, 2006, 2005 and 2004

			Common	Common		Accumulated
		Additional	Stock	Stock		Other	Total
	Common	Paid-In	Acquired	Acquired by	Retained	Comprehensive	Stockholders'
	Stock	Capital	by ESOP	Incentive Plan	Earnings	Earnings, Net	Equity

Balance at September 30, 2003	$1,351,076	3,867,613	(470,031)	-	14,805,897	(89,611)	19,464,944

Shares acquired by ESOP	-	-	(9,720)	-	-	-	(9,720)
Shares issued under stock-
based incentive plan	3,500	80,500	-	(84,000)	-	-	-
Amortization of ESOP award	-	39,041	74,873	-	-	-	113,914
Amortization of stock awards	-	-	-	9,332	-	-	9,332
Unrealized gain on
securities available for sale, net	-	-	-	-	-	59,718	59,718
Cash dividends of $.23 per share	-	-	-	-	(417,830)	-	(417,830)
Net earnings	-	-	-	-	963,401	-	963,401

Balance at September 30, 2004	1,354,576	3,987,154	(404,878)	(74,668)	15,351,468	(29,893)	20,183,759

Shares acquired by ESOP	-	-	(53,847)	-	-	-	(53,847)
Shares issued under stock-
based incentive plan	3,200	71,075	-	-	-	-	74,275
Amortization of ESOP award	-	48,759	80,045	-	-	-	128,804
Amortization of stock awards	-	-	-	27,996	-	-	27,996
Unrealized loss on
securities available for sale, net	-	-	-	-	-	(309,772)	(309,772)
Cash dividends of $.23 per share	-	-	-	-	(425,181)	-	(425,181)
Net earnings	-	-	-	-	1,504,662	-	1,504,662

Balance at September 30, 2005	$1,357,776	4,106,988	(378,680)	(46,672)	16,430,949	(339,665)	21,130,696

Refinance of ESOP	-	-	412,316	-	-	-	412,316
Shares acquired by ESOP	-	-	(33,714)	-	-	-	(33,714)
Shares issued under stock-
based incentive plan	100	2,300	-	-	-	-	2,400
Amortization of ESOP award	-	72,065	234,882	-	-	-	306,947
Amortization of stock awards	-	-	-	27,996	-	-	27,996
Unrealized loss on
securities available for sale, net	-	-	-	-	-	(233,465)	(233,465)
Issuance and exchange of
common stock	(1,310,275)	28,820,612	(1,167,996)	-	-	-	26,342,341
Cash dividends of $.20 per share	-	-	-	-	(436,876)	-	(436,876)
Net earnings	-	-	-	-	1,462,935	-	1,462,935

Balance at September 30, 2006	$47,601	33,001,965	(933,192)	(18,676)	17,457,008	(573,130)	48,981,576

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$1,462,935	1,504,662	963,401
Adjustments to reconcile net earnings to net
cash provided by (used for) operating activities:
Depreciation expense	444,591	405,246	371,008
ESOP expense	306,947	128,804	113,914
Incentive Plan expense	27,996	27,996	9,332
Amortization of premiums on investments, net	75,149	174,551	312,252
Amortization of unearned discount on loans
and deferred loan fees, net	(441,229)	(428,290)	(520,482)
Provision for loan losses	852,000	430,000	884,550
Loans held for sale - originated	(17,655,681)	(21,139,599)	(17,768,658)
Loans held for sale - proceeds from sale	19,484,202	20,325,568	17,126,434
Gain on sale of loans	(202,992)	(193,812)	(216,563)
Gain on sale of MBSs available for sale	-	(9,711)	(39,956)
Gain on foreclosed real estate, net	89,170	(77,417)	(28,550)
Decrease (increase) in:
Accrued interest receivable	(398,965)	(242,428)	(92,462)
Other assets	68,822	(84,398)	277,002
Deferred tax assets	(143,000)	166,000	(314,000)
Increase (decrease) in:
Accrued interest on deposits and other liabilities	232,568	276,375	142,301
Accrued income taxes	160,727	(19,869)	19,869
Net cash provided by (used for) operating activities	4,363,240	1,243,678	1,239,392
Cash flows from investing activities:
Net change in loans receivable	(40,028,140)	(5,726,621)	(18,757,770)
Mortgage-backed securities:
Available for sale - purchased	(3,451,940)	(13,754,551)	(14,117,357)
Available for sale - principal collections	6,121,149	7,306,606	6,792,238
Available for sale - proceeds	-	1,883,700	7,589,637
Held to maturity - principal collections	-	68,785	522,320
Securities available for sale:
Purchase	(19,076,689)	(14,858,794)	(10,386,904)
Proceeds from maturity or call	5,365,000	5,575,000	3,175,000
Securities held to maturity:
Proceeds from maturity or call	-	-	325,000
Purchase of stock in FHLB of Des Moines	(1,599,700)	(642,000)	(664,700)
Redemption of stock in FHLB of Des Moines	1,326,000	855,300	392,800
Proceeds from the sale of foreclosed real estate, net	3,098,369	817,034	28,475
Purchase of premises and equipment	(1,212,591)	(2,094,112)	(495,332)
Net cash provided by (used for) investing activities	$(49,458,542)	(20,569,653)	(25,596,593)
(Continued)

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2006, 2005 and 2004

(Continued)

	2006	2005	2004
Cash flows from financing activities:
Net increase (decrease) in deposits	$16,854,325	28,687,793	16,590,164
Increase (decrease) in advances from
borrowers for taxes and insurance	(30,127)	(98,272)	(234,819)
Proceeds from advances from the FHLB	377,950,000	35,750,000	56,300,000
Repayment of advances from the FHLB	(374,383,344)	(42,383,344)	(49,483,344)
Securities sold under agreement to repurchase:
Proceeds	55,243,591	32,101,202	1,068,783
Repayments	(53,514,345)	(31,140,405)	(838,832)
Repayment of ESOP note payable	-	(80,439)	(74,624)
Proceeds from exercise of stock options	2,400	74,275	-
Issuance and exchange of common stock	26,342,341	-	-
Cash dividends	(436,876)	(425,181)	(417,830)
Net cash provided by (used for)
financing activities	48,027,965	22,485,629	22,909,498
Net increase (decrease) in cash and cash equivalents	2,932,663	3,159,654	(1,447,703)
Cash and cash equivalents at beginning of year	10,471,038	7,311,384	8,759,087
Cash and cash equivalents at end of year	$13,403,701	10,471,038	7,311,384

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest on deposits	$5,913,587	3,863,868	2,854,225
Interest on ESOP note payable	25,068	24,612	19,419
Interest on advances from FHLB of Des Moines	1,482,973	1,142,249	1,066,773
Interest on securities sold under agreement to repurchase	70,517	29,776	21,506
Federal income taxes	685,000	650,000	539,239
State income taxes	44,631	80,511	45,821
Real estate acquired in settlement of loans	$3,237,801	1,721,750	547,378
Transfer of securities and MBSs held to maturity to
available for sale	$-	1,308,092	-

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

September 30, 2006 and 2005 and
Years Ended September 30, 2006, 2005 and 2004

(1) Summary of Significant Accounting Policies

 Liberty Bancorp, Inc. (the “Company” or “Liberty Bancorp”) was organized as a Missouri corporation at the direction of BankLiberty, formerly “Liberty Savings Bank, F.S.B.” (the “Bank” or “BankLiberty”), in February 2006 to become the holding company for the Bank upon the completion of the “second-step” mutual-to-stock conversion (the “Conversion”) of Liberty Savings Mutual Holding Company (the “MHC”). The Conversion was completed on July 21, 2006. As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to “BankLiberty.” A total of 2,807,383 shares of common stock were sold in the stock offering at the price of $10.00 per share. In addition, a total of 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B. representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares. Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (the “ESOP”), enabling it to finance 153,263 shares of common stock in the offering and exchange. Direct offering costs totaled approximately $1.3 million. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received approximately $694,000 of cash previously held by the MHC.

The following comprise the significant accounting policies, which the Company and Bank follow in preparing and presenting their consolidated financial statements:

a.               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BankLiberty. The Company’s principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

b.                For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing funds in other banks with original maturities of three months or less. Interest-bearing funds in other banks were $11,442,192 and $8,829,679 at September 30, 2006 and 2005, respectively. A restricted cash deposit of $560,510 related to clearing of checks was held in a correspondent bank at September 30, 2006 and 2005.

c.                Certificates of deposit are carried at cost and have original maturities of more than three months.

d.               Securities and mortgage-backed securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. Securities and mortgage-backed securities not classified as held to maturity securities are classified as available for sale securities and are reported at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity. During 2005 the Bank transferred securities of $754,423 and mortgage-backed securities of $553,669 from held to maturity to available for sale. The unrealized gain at the transfer date was $12,014 and $8,913, respectively. The decision to transfer is consistent with management’s current practice of classifying all investments purchased as available for sale. The Bank will be unable to classify investments as held to maturity until a minimum of one year after the transfer. The Bank does not purchase securities and mortgage-backed securities for trading purposes. The cost of securities sold is determined by specific identification. Declines in fair value of securities and mortgage-backed securities available for sale that are deemed to be other-than-temporary are charged to earnings as a realized loss. In estimating other-than-temporary impairment losses, management of the Bank considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time to allow for any anticipated recovery in fair value. Stock in the Federal Home Loan Bank of Des Moines is recorded at cost, which represents redemption value. Dividends received on such stock are reported as income. The Bank is a member of the Federal Home Loan Bank system. The required investment in the common stock is based upon a certain percentage of the Bank’s assets and FHLB advances.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Collateralized mortgage obligations (“CMOs”) are mortgage derivatives and the type owned by the Bank is classified as “low risk” under regulatory guidelines. CMOs are subject to the effects of interest rate risk. The Bank does not purchase CMOs at any significant premium over par value to limit certain prepayment risks.

e.	Loans receivable, net are carried at unpaid principal balances, less loans in process, net deferred loan fees, unearned discount and allowance for losses.

Loans originated and held for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gain on sale of loans is recognized once title has passed to the purchaser, substantially all risks and rewards of ownership have irrevocably passed to the purchaser and recourse obligations, if any, are minor and can be reasonably estimated. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

f.
Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Such loans are generally placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date. See note 5 for information regarding impaired loans at September 30, 2006 and 2005.

g.
Allowances for losses are available to absorb losses incurred on loans and foreclosed real estate held for sale and represent additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged off are recorded when received. The allowances are evaluated on a regular basis by management and are based on management's periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

h.
Premises and equipment are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are five to forty years for buildings and improvements, and three to ten years for furniture and equipment.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

i
Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs based upon an appraisal of the property. Costs related to improvement of real estate are capitalized. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

j.
Interest on securities, mortgage-backed securities and loans receivable is accrued as earned. Interest on loans receivable contractually delinquent is excluded from income when deemed uncollectible. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest. Accrued interest receivable as of September 30, 2006 and 2005 is summarized as follows:

	2006	2005

Securities	$326,186	160,192
Mortgage-backed securities	103,751	105,835
Loans receivable	1,056,418	821,363
	$1,486,355	1,087,390

k.
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

l.	The Bank has adopted the disclosure requirements under SFAS No. 123, but recognizes compensation expense for stock-based employee compensation plans under APB Opinion No. 25.

For ESOP shares committed to be released, the Bank recognizes compensation expense equal to the average fair value of the shares committed to be released during the period in accordance with the provisions of Statement of Position 93-6.

m.
Earnings per share are based upon the weighted-average shares outstanding. Weighted-average shares outstanding for periods prior to the conversion date have been adjusted by the exchange ratio of 3.5004 to calculate earnings per share. ESOP shares, which have been committed to be released, are considered outstanding and stock options to the extent dilutive.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Following is a summary of basic and diluted earnings per common share for the years ended September 30, 2006, 2005 and 2004.

	2006	2005	2004

Net earnings	$1,462,935	1,504,662	963,401

Weighted-average shares - Basic EPS	4,611,910	4,659,718	4,639,724
Stock options - treasury stock method	65,280	17,437	3,896
Weighted-average shares - Diluted EPS	4,677,190	4,677,155	4,643,620

Basic earnings per common share	$0.32	0.32	0.21
Diluted earnings per common share	$0.31	0.32	0.21

The following table illustrates the effect on net earnings and earnings per share as if the fair value based method had been applied in each year.

	2006	2005	2004

Net earnings	$1,462,935	1,504,662	963,401

Total stock-based employee compensation
expense determined under fair value based
method for stock options, net of related
tax effects	(94,194)	(26,546)	(90,343)
Pro-forma net earnings	$1,368,741	1,478,116	873,058
Earnings per share:
Basic - as reported	$0.32	0.32	0.21
Diluted - as reported	$0.31	0.32	0.21
Basic - pro forma	$0.30	0.32	0.19
Diluted - pro forma	$0.29	0.32	0.19

The options to purchase 38,504 shares granted in 2005 were not included in the computation of diluted earnings per share for the year ended September 30, 2005, since the exercise price was greater than the average market price of the common stock.

n.                The following paragraphs summarize the impact of new accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123 (R)), “Share-Based Payment.” SFAS No. 123 (R) requires all entities to recognize compensation expense equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply SFAS No. 123 (R) using a modified prospective method. Under this method, the Company is required to record compensation expense for the unvested portion of previously granted awards that are outstanding as of the required effective date over the requisite service period. In addition, the Company may elect to adopt SFAS No. 123 (R) by restating prior years on a basis consistent with the pro forma disclosures required for those years by SFAS No. 123. SFAS No. 123 (R) is effective for the Company at the beginning of the fiscal year that begins after December 15, 2005. SFAS No. 123 (R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Based upon the unvested portion of previously granted awards that will be outstanding as the required effective date of the Statement, the Bank does not expect SFAS No. 123(R) to have a material impact on the Bank’s financial position or results of operations.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

In March 2005, the Securities and Exchange Commission (“SEC”) issued SEC Staff Accounting Bulletin No. 107 (“SAB 107”), which expresses views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public entities. The Company will consider the guidance provided by SAB 107 as part of its adoption of SFAS No. 123 (R).

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion 20 and SFAS No. 3.” SFAS No. 154 requires changes in accounting principle to be retrospectively applied to the prior periods presented in the financial statements, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS No. 154 to have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments.” The FSP addresses determining when an investment is considered impaired, whether an impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the application of the FSP to have a material impact on the Company’s financial position or results of operations.

In December 2005, the FASB issued FSP SOP 94-6-1, “Terms of Loan Products That May Give Rise to a Concentration of Credit Risk.” The FSP expands the reporting requirements under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” for loan products that are determined to represent a concentration of credit risk, including contractual features where repayments are less than the repayments for fully amortizing loans of an equivalent term and high loan-to-value ratios. The guidance in this FSP is generally effective for interim and annual periods ending after December 19, 2005. On occasion, the Bank originates single-family loans with high loan to value ratios exceeding 90 percent. The Bank does not consider the level of such loans to be a significant concentration of credit risk as of the balance sheet dates presented within the financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and No. 140.” SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect SFAS No. 155 to have a material impact on the Company’s financial position or results of operation.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to simplify the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect SFAS No. 156 to have a material impact on the Company’s financial position or results of operation.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109.” This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of the Interpretation on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value and expand disclosures about fair values. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect SFAS No. 157 to have a material impact on the Company’s financial position or results of operation.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an entity to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the balance sheet date, with limited exceptions. SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106 and SFAS No. 132 (revised 2003), “Employers Disclosures about Pensions and Other Postretirement Benefits,” and other accounting literature. An entity will continue to apply SFAS No. 87, 88 and 106 for measurement of plan assets and benefit obligations as of the balance sheet date and determination of net periodic benefit cost. Public entities are required to initially recognize the funded status of a defined benefit plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not expect SFAS No. 158 to have a material impact on the Company’s financial position or results of operation.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) was signed into law on December 8, 2003. In accordance with FASB Staff Position 106-2, neither the accumulated postretirement benefit obligation nor the net periodic postretirement benefit cost in the financial statements reflects the effects of the Act. The Company does not expect the effects of the Act to have a material impact on the financial statements.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(2)  Risks and Uncertainties

The Bank is a community oriented financial institution, which provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate residential real estate loans and, to a lesser extent, commercial business, commercial real estate and consumer loans primarily to customers located in Clay, Clinton, Jackson and Platte Counties of Missouri. Senior management of the Bank monitors the level of net interest income and noninterest income from various products and services. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision (“OTS”). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. To better control the impact of changes in interest rates, the Bank has sought to improve the match between asset and liability maturities or repricing periods and rates by emphasizing the origination of adjustable-rate mortgage loans, and maintaining a securities and advances from FHLB portfolio primarily with maturities of less than ten years. The Bank is also emphasizing transaction accounts, which are core deposits and are treated favorable in measurement of interest rate risk.

The Bank uses a net market value methodology provided by the OTS to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an assumed increase or decrease in interest rates in 100 basis point increments. Net portfolio value is the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank. The Bank is subject to periodic examination by regulatory agencies, which may require the Bank to record increases in the allowance based on their evaluation of available information. There can be no assurance that the Bank’s regulators will not require further increases to the allowances.

 LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(3) Securities:

Securities are summarized as follows:

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale - debt securities:
Federal agency obligations	$29,710,739	47,251	(214,897)	29,543,093
State and municipal obligations	6,435,496	2,112	(98,071)	6,339,537
	$36,146,235	49,363	(312,968)	35,882,630

Weighted-average rate	4.44%

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale - debt securities:
Federal agency obligations	$16,577,666	-	(127,467)	16,450,199
State and municipal obligations	5,881,815	9,556	(27,049)	5,864,322
	$22,459,481	9,556	(154,516)	22,314,521

Weighted-average rate	3.94%

Weighted-average rates are based on the coupon rate at the balance sheet date.

Securities having a continuous unrealized loss position for less than twelve months or twelve months or longer as follows:

	Less than 12 Months		12 Months or Longer		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Loss	Value	Loss	Value	Loss
September 30, 2006
Available for sale- debt securities:
Federal agency obligations	$8,374,951	(46,158)	11,695,124	(168,739)	20,070,075	(214,897)
State and municipal obligations	2,059,406	(29,293)	3,440,664	(68,778)	5,500,070	(98,071)
	$10,434,357	(75,451)	15,135,788	(237,517)	25,570,145	(312,968)

September 30, 2005
Available for sale- debt securities:
Federal agency obligations	$13,000,355	(63,439)	3,449,844	(64,028)	16,450,199	(127,467)
State and municipal obligations	4,109,035	(25,860)	67,242	(1,189)	4,176,277	(27,049)
	$17,109,390	(89,299)	3,517,086	(65,217)	20,626,476	(154,516)

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The Company believes that the decline in value is related to changes in market interest rates and not credit quality of the issuers.

Maturities of securities at September 30, 2006 are summarized as follows:

	Available for Sale
	Amortized	Market
	Cost	Value

Due within one year	$5,144,814	5,112,020
Due after one through five years	22,102,139	21,960,402
Due after five through ten years	6,492,557	6,438,212
Due after ten years	2,406,725	2,371,996
	$36,146,235	35,882,630

   At September 30, 2006 securities with a carrying value of approximately $16,446,000 are callable at the discretion of the issuer prior to the maturity date. Securities in the amount of $15,655,000 were pledged to secure certain deposits at September 30, 2006.

(4) Mortgage-Backed Securities:

 Mortgage-backed securities (“MBSs”) are summarized as follows:

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale:
FHLMC	$17,364,792	6,636	(422,637)	16,948,791
FNMA	6,486,588	-	(197,399)	6,289,189
GNMA	46,349	189	-	46,538
GNMA - CMO	620,515	-	(20,756)	599,759
FHLMC - CMO	166,975	-	(1,595)	165,380
FNMA - CMO	178,227	-	(10,563)	167,664
	$24,863,446	6,825	(652,950)	24,217,321

Weighted-average rate	4.29%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale:
FHLMC	$18,629,696	526	(233,806)	18,396,416
FNMA	7,457,032	2,492	(134,132)	7,325,392
GNMA	58,883	1,027	-	59,910
GNMA - CMO	847,160	-	(22,510)	824,650
FHLMC - CMO	355,035	-	(2,764)	352,271
FNMA - CMO	235,063	-	(5,024)	230,039
	$27,582,869	4,045	(398,236)	27,188,678

Weighted-average rate	4.16%

Weighted-average rates are based on the coupon rate at the balance sheet date. Actual yield is expected to be lower and is affected by prepayments and related premium amortization. At September 30, 2006 and 2005 MBSs included adjustable-rate mortgage loans of $8,133,330 and $8,253,586, respectively. MBSs pledged to secure certain deposits were $3,317,000 at September 30, 2006.

Gross proceeds, gross realized gains and gross realized losses from sale of available for sale mortgage-backed securities are summarized as follows:

	2006	2005	2004

Gross proceeds	$-	1,883,700	7,589,637

Gross realized gains	$-	9,711	39,956
Gross realized losses	-	-	-
	$-	9,711	39,956

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Mortgage-backed securities having a continuous unrealized loss position for less than twelve months or twelve months or longer are summarized as follows:

	Less than 12 Months		12 Months or Longer		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Loss	Value	Loss	Value	Loss
September 30, 2006
Available for sale:
FHLMC	$597,299	(5,522)	13,651,788	(417,115)	14,249,087	(422,637)
FNMA	726,437	(15,474)	5,562,752	(181,925)	6,289,189	(197,399)
GNMA - CMO	-	-	599,759	(20,756)	599,759	(20,756)
FHLMC - CMO	165,380	(1,595)	-	-	165,380	(1,595)
FNMA - CMO	-	-	167,664	(10,563)	167,664	(10,563)
	$1,489,116	(22,591)	19,981,963	(630,359)	21,471,079	(652,950)

September 30, 2005
Available for sale:
FHLMC	$13,006,298	(132,524)	4,478,317	(101,282)	17,484,615	(233,806)
FNMA	2,763,070	(26,914)	4,271,833	(107,218)	7,034,903	(134,132)
GNMA - CMO	-	-	824,650	(22,510)	824,650	(22,510)
FHLMC - CMO	352,271	(2,764)	-	-	352,271	(2,764)
FNMA - CMO	-	-	230,039	(5,024)	230,039	(5,024)
	$16,121,639	(162,202)	9,804,839	(236,034)	25,926,478	(398,236)

The Company believes that the decline in value is related to changes in market interest rates and not credit quality of the issuers.

(5)	Loans Receivable, Net

  Loans receivable, net are summarized as follows:

	2006	2005
Real estate loans:
Single-family, 1-4 units	$42,623,176	39,434,569
Multi-family, 5 or more units	10,415,654	15,603,435
Construction	99,758,557	79,979,075
Commercial	53,360,110	37,568,033
Commercial business loans	11,270,301	5,396,777
Consumer loans	13,219,410	12,390,478
	230,647,208	190,372,367
Allowance for losses	(2,144,121)	(1,762,066)
Loans in process	(27,962,170)	(24,443,853)
Unearned discounts	(4,451)	(6,776)
Deferred loan fees, net	(314,088)	(316,862)
	$200,222,378	163,842,810

Weighted-average rate	8.06%	7.18%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Adjustable-rate loans, net included in the loan portfolio amounted to $118,181,541 and $139,754,011 at September 30, 2006 and 2005, respectively. Loans serviced for the benefits of others amounted to $7,312,931, $9,239,956 and $4,090,000 at September 30, 2006, 2005 and 2004, respectively.

Real estate construction loans are secured by the following:

	2006	2005

Single-family, spec	$37,764,930	33,258,166
Single-family, custom built	12,252,030	9,967,134
Development	23,960,853	24,677,136
Commercial	25,173,449	11,109,639
Other	607,295	967,000
	$99,758,557	79,979,075

Following is a summary of activity in allowance for losses:

	2006	2005	2004

Balance, beginning of year	$1,762,066	2,024,298	1,296,701
Loan charge-offs	(471,692)	(695,226)	(164,021)
Loan recoveries	1,747	2,994	7,068
Provision charged to expense	852,000	430,000	884,550
Balance, end of year	$2,144,121	1,762,066	2,024,298

A summary of impaired loans follows:
	2006	2005	2004

Nonaccrual loans	$1,481,222	906,934	723,010
Accruing loans past due 90 days or more	58,156	-	-
Other impaired loans	2,681,561	403,172	2,932,464
Total impaired loans	$4,220,939	1,310,106	3,655,474

Allowance for losses on impaired loans	$257,609	199,103	655,302

Impaired loans with no allowance for loan losses	$58,156	116,414	-

Average balance of impaired loans	$1,350,018	2,607,301	464,873

Interest income that would have been recognized	$108,139	97,652	25,644

Interest income recognized	$72,433	73,439	2,459

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Following is a summary of loans to directors, executive officers and associates of such persons in excess of $60,000 in the aggregate for the year ended September 30, 2006:

Balance, beginning of year	$487,093
Additions	466,150
Repayments	(240,097)
Balance, end of year	$713,146

   These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(6)  Premises and Equipment, Net

 Premises and equipment, net are summarized as follows:

	2006	2005

Land	$1,511,277	1,511,277
Office buildings	5,330,549	4,115,937
Furniture and equipment	2,863,800	2,470,356
Building-in-progress	59,314	454,780
	9,764,940	8,552,350
Less accumulated depreciation	3,064,751	2,620,161
	$6,700,189	5,932,189

Depreciation expense for 2006, 2005 and 2004 was $444,591, $405,246 and $371,008, respectively.

The Bank leases the land for one branch office located in Kansas City. The lease expires in November, 2021. The Bank has four successive options to extend the lease term for five years each and a fifth option for a three year period. Rent expense for 2006 and 2005 amounted to $91,622 and $83,987, respectively. There was no rent expense for 2004. Future minimum lease payments are summarized as follows:

October 1, 2006 to September 30, 2007	$91,622
October 1, 2007 to September 30, 2008	91,622
October 1, 2008 to September 30, 2009	91,622
October 1, 2009 to September 30, 2010	91,622
October 1, 2010 to September 30, 2011	91,622
After September 30, 2011	1,033,038
$1,491,148

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(7)  Foreclosed Real Estate, Net

 Foreclosed real estate, net is summarized as follows:

	2006	2005

Foreclosed real estate	$1,579,848	1,529,586
Allowance for losses	-	-
	$1,579,848	1,529,586

 Following is a summary of activity in allowance for losses:
	2006	2005	2004

Balance, beginning of year	$-	-	-
Gain on sale	23,846	205,265	28,550
Charge-offs	(113,016)	(127,848)	-
Provision charged to expense	89,170	(77,417)	(28,550)
Balance, end of year	$-	-	-

(8)      Deposits

Deposits are summarized as follows:

Description and interest rate	2006	2005

Non-interest bearing NOW accounts	$11,895,575	11,589,685
NOW accounts, 1.84% and 1.52%, respectively	25,234,161	22,019,778
Statement accounts, .31% and .31%	7,701,414	8,880,301
Money market accounts, 2.66% and 2.33%, respectively	13,617,376	26,236,481
Total transaction accounts	58,448,526	68,726,245
Certificates:
0.00 - 0.99%	-	46,790
1.00 - 1.99%	5,175	652,608
2.00 - 2.99%	2,254,455	27,956,577
3.00 - 3.99%	33,373,048	61,079,054
4.00 - 4.99%	44,344,132	20,224,000
5.00 - 5.99%	60,045,643	2,542,505
6.00 - 6.99%	-	388,875
Total certificates, 4.52% and 3.43%, respectively	140,022,453	112,890,409
Total deposits, 3.62% and 2.68%, respectively	$198,470,979	181,616,654

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Certificate maturities are summarized as follows:

	2006	2005

First year	$118,206,304	74,157,711
Second year	10,727,310	22,224,424
Third year	5,825,725	7,359,603
Fourth year	3,460,833	5,641,179
Fifth year	1,802,281	3,507,492
	$140,022,453	112,890,409

Transaction accounts and certificates in denominations of $100,000 or more amounted to $18,070,065 and $37,251,130, at September 30, 2006, respectively, and $28,198,436 and $26,205,696 at September 30, 2005, respectively.

Interest on deposits is summarized as follows:

	2006	2005	2004

NOW accounts	$461,254	208,753	108,620
Passbook accounts	30,846	27,952	30,074
Money market accounts	506,441	449,249	225,838
Certificates	5,008,419	3,292,614	2,559,920
	$6,006,960	3,978,568	2,924,452

(9)   Advances from Federal Home Loan Bank of Des Moines

Advances from Federal Home Loan Bank (“FHLB”) of Des Moines are summarized as follows:

	Average Interest Rate
Final Maturity Date	at September 30, 2006	2006	2005

Within one year	4.17%	$23,700,000	9,500,000
After one through three years	4.37%	3,788,852	14,322,188
After three through five years	5.03%	5,000,000	-
After five through ten	7.64%	1,574,886	6,674,894
		$34,063,738	30,497,082

Weighted-average rate		4.48%	3.65%

Floating-rate advances from FHLB amounted to $0 and $3,000,000 at September 30, 2006 and 2005, respectively.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Principal maturities at September 30, 2006 are summarized as follows:

October 1, 2006 to September 30, 2007	$23,833,344
October 1, 2007 to September 30, 2008	3,855,524
October 1, 2008 to September 30, 2009	100,008
October 1, 2009 to September 30, 2010	100,008
October 1, 2010 to September 30, 2011	5,100,008
After September 30, 2011	1,074,846
$34,063,738

At September 30, 2006 advances from the FHLB of Des Moines are secured by FHLB stock and single-family mortgage loans and commercial real estate loans amounting to $59,091,000.

(10)    Securities Sold Under Agreement to Repurchase

 Securities sold under agreement to repurchase, which are classified as borrowings, are reflected at the amount of cash received in connection with the transaction, plus interest credited. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The securities sold under agreement to repurchase are under the Bank's control. These agreements to repurchase are summarized as follows:

	Rate at
	September 30,
Maturity Date	2006	2006	2005

Feburary 25, 2007	3.55%	$516,173	498,178

Open line	3.43%	2,867,824	1,156,573

Total, 3.44% and 2.49%		$3,383,997	1,654,751

Market value of securities		$6,618,484	3,253,179

Average balance of borrowings		$2,224,280	1,057,868

Maximum balance at any month end		$4,400,146	2,292,192

(11)    Income Taxes

The Bank is permitted to make additions to the tax bad debt reserve using the experience method.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The components of the net deferred tax asset are summarized as follows:

	2006	2005

Deferred tax liabilities:
FHLB stock dividends	$(138,750)	(138,750)

Deferred tax assets:
Accrued income and expense and deferred loan fees	362,039	364,498
Allowance for losses on loans and foreclosed real estate	793,325	651,965
Unrealized loss on securities available for sale	336,600	199,486
Other	121,386	117,287
Total deferred tax assets	1,613,350	1,333,236
Net deferred tax asset	$1,474,600	1,194,486

The provisions of SFAS No. 109 require the Bank to establish a deferred tax liability for the effect of the tax bad debt reserves over the amounts at September 30, 1988. The Bank's tax bad debt reserves were $3,588,000 at September 30, 1988. The estimated deferred tax liability on such amount is approximately $1,220,000, which has not been recorded in the accompanying financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

Income taxes are summarized as follows:

	2006	2005	2004
Current:
Federal	$814,000	630,000	800,000
State	112,000	45,000	81,000
	926,000	675,000	881,000
Deferred:
Federal	(125,000)	145,000	(284,000)
State	(18,000)	21,000	(30,000)
	(143,000)	166,000	(314,000)
	$783,000	841,000	567,000

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Percentage of Earnings
	Before Income Taxes
	2006	2005	2004
Federal statutory income tax rate	34.0%	34.0%	34.0%
Increases (decreases) in tax rate:
Tax exempt income	(2.9)	(1.1)	(1.0)
State taxes, net of Federal tax benefit	2.8	1.9	2.2
Average fair value versus cost of ESOP shares	1.1	0.7	0.9
Other, net	(0.1)	0.4	1.0
Tax rate	34.9%	35.9%	37.1%

(12)    Employee Benefits

Defined Contribution Pension Plan (401-K Plan)

The Bank maintains a defined contribution pension plan, which covers substantially all employees. Participants can contribute from 2% to 15% of their salary of which the Bank will match 50% of the employee contribution, up to a maximum of 5% of the employee's salary. Participants are fully vested after five years of service. Pension plan expense was $49,439, $34,461 and $37,739 for 2006, 2005 and 2004, respectively.

Directors’ Postretirement Medical Benefits

The Bank provides postretirement medical benefits to directors, elected before 1994, and their spouses. The liability for such benefits is unfunded. The accumulated postretirement benefit obligation, which represents the present value of the estimated future benefits payable to plan participants attributed to service rendered to date, will be recognized on a delayed basis as a component of net periodic cost for postretirement medical benefits.

Postretirement medical benefits for three directors and their spouses have been amended from the current plan of lifetime health insurance coverage to benefits of $500 per month for each of the directors and spouses, not to exceed twenty years.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The following table sets forth the Plan's funded status and amounts recognized in the financial statements:
	2006	2005

Accumulated postretirement benefit obligations	$(318,823)	(369,957)
Unrecognized transition obligation	87,752	100,290
Unrecognized prior service cost	(67,653)	(77,318)
Unrecognized actuarial gain	(117,300)	(71,570)
Under (over) accrual	11,230	(512)
Accrued postretirement benefit cost	$(404,794)	(419,067)

A reconciliation of the accumulated postretirement benefit obligation is summarized as follows:

	2006	2005

Balance, beginning of year	$(369,957)	(380,689)
Service cost	(6,685)	(6,685)
Interest cost	(22,105)	(23,253)
Benefits paid	29,873	40,670
Actuarial gain	50,051	-
Balance, end of year	$(318,823)	(369,957)

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plan is 10% for 2006 and thereafter. The effect of increasing the assumed health care trend rates by one percentage point on the accumulated postretirement benefit obligation and the components of the net periodic cost for postretirement medical benefits at or for the years ended September 30, 2006, 2005 and 2004 was considered immaterial. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.00% and 6.50% at September 30, 2006 and 2005, respectively, and 6.50% for 2006, 2005 and 2004.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The components of the net periodic cost for postretirement medical benefits are summarized as follows:

	2006	2005	2004

Service cost	$6,685	6,685	6,685
Interest cost	22,105	23,253	32,547
Amortization of transition obligation	12,538	12,538	12,538
Amortization of prior service cost	(9,665)	(9,665)	-
Amortization of actuarial gain	(4,321)	(6,311)	-
Over (under) accrual	(11,742)	500	12
Net periodic cost	$15,600	27,000	51,782

Postretirement medical benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are summarized as follows:

October 1, 2006 to September 30, 2007	$31,431
October 1, 2007 to September 30, 2008	41,351
October 1, 2008 to September 30, 2009	43,406
October 1, 2009 to September 30, 2010	45,604
October 1, 2010 to September 30, 2011	47,957
October 1, 2011 to September 30, 2016	110,473
$320,222

Employee Stock Ownership Plan (ESOP)

The Bank has established an ESOP for the benefit of participating employees. Participating employees are employees who are normally scheduled to work at least twenty hours a week. Participant benefits become 20% vested after one year of service, and 20% for each additional year of service until benefits are 100% vested after 5 years for participants hired prior to January 1, 2004. For participants hired after January 1, 2004 benefits become 100% vested after 5 years of service with no vesting prior to that date. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the ESOP loan. Dividends on allocated ESOP shares are paid to participants of the ESOP and charged to retained earnings. The ESOP shares are pledged as collateral on the ESOP loan. As the loan is repaid, shares are released from collateral and allocated to participating employees, based on the proportion of loan repaid and compensation of the participants. The Plan permits offsetting forfeitures against employer contributions. Benefits become payable upon a participant's retirement, death, disability or separation from service. ESOP expense for 2006, 2005 and 2004 was $306,947, $128,804 and $113,914, respectively.

ESOP shares prior to the conversion date have been adjusted by the exchange ratio of 3.5004. The number of ESOP shares allocated, shares released for allocation and unreleased shares at September 30, 2006 were 146,809, 31,275 and 121,987 respectively. The number of ESOP shares allocated, shares released for allocation and unreleased shares at September 30, 2005 was 120,232, 16,116, and 73,694, respectively.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The fair value of unreleased ESOP shares at September 30, 2006 and 2005 was $1,248,000 and $582,000, respectively. The ESOP loan from the Company is secured solely by the common stock at an interest rate of 8.25%.

 Restricted Stock Awards

During 2004 two directors each received a restricted stock award of 6,125 shares as adjusted by the exchange ratio of 3.5004, which vests over three years in lieu of postretirement medical benefits and retirement benefits.

Directors elected to the Board after June 16, 2004 will receive no postretirement medical benefits and retirement benefits.

Stock Options

As authorized by the Incentive Equity and Deferred Compensation Plan (“Plan”), the Board of Directors granted 78,759 options to non-employee directors and 96,261 to certain officers and employees during 2004. The Plan authorizes the award of up to 258,063 shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock and unrestricted stock. Options expire ten years from the date of the grant. Stock options to directors are fully vested on the grant date of June 16, 2004. Options granted to the Bank’s CEO are vested over three years and three months and options granted to certain other officers and employees are vested over a five-year period. On January 27, 2005 the Board of Directors granted an additional 38,504 options to certain officers and employees. Options granted to the CEO are vested over a period of three years and eight months and options granted to certain officers and employees are vested over a five-year period. On November 23, 2005 the Board of Directors granted an additional 42,439 options to directors and officers. Options granted to the board and CEO were vested over a ten-month period and options granted to certain officers are vested over a five-year period. The Board believes these options will promote the success and enhance the value of the Company by linking the personal interests of the members of the Board and the Bank’s officers to those of Company shareholders. The Company believes this plan will be beneficial in its ability to motivate, attract, and retain the services of the members of the Board, officers and employees of the Bank.

In connection with the Conversion, the Company assumed the Plan and all outstanding options and shares were adjusted based on the 3.5004 exchange ratio. The exercise prices were adjusted to reflect the proportional change in values that resulted from the exchange.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Stock options granted, exercised or forfeited are as follows:

		Weighted	Weighted
		Average	Average
	Shares	Exercise	Remaining
	Outstanding	Price	Term in Years

At September 30, 2003	700	$3.25	3.00
Awarded	175,020	6.86
Exercised	-	-
Forfeited	(1,750)	6.86
At September 30, 2004	173,970	6.84	9.71
Awarded	38,504	8.28
Exercised	(11,201)	6.63
Forfeited	(3,500)	6.86
At September 30, 2005	197,773	7.13	8.86
Awarded	42,439	8.07
Exercised	(350)	6.86
Forfeited	(4,901)	6.86
At September 30, 2006	234,961	$7.31	8.07

Shares exercisable and weighted average exercise prices were 170,208 and $7.19 at September 30, 2006, respectively, 104,662 and $6.86 at September 30, 2005, respectively, and 93,461 and $6.83 at September 30, 2004, respectively.

The Bank has estimated the fair value of awards granted during 2006, 2005, and 2004 under its stock option plan utilizing the Black-Scholes pricing model to be $5.96 ($1.70 adjusted), $6.42 ($1.83 adjusted), and $5.29 ($1.51 adjusted) per share, respectively.

The assumptions used in the Black-Scholes pricing model were as follows:

	2006	2005	2004
Expected dividend yield	3.00%	3.00%	3.00%
Risk-free interest rate	4.23%	3.71%	4.28%
Expected life of options	5.00 years	6.00 years	5.50 years
Expected volatility	25.13%	25.93%	25.24%

Directors’ Retirement Plan

The Bank has adopted a retirement plan for directors elected before 1994. The plan provides that each non-employee director (participant) shall receive upon retirement a benefit in equal annual installments over a ten-year period. The annual benefit will be based upon the product of the participant's vesting percentage and $8,000 for currently retired directors and surviving spouses. For the three active directors covered under the plan, the annual benefit was amended and will be based upon the product of the participant’s vesting percentage and $15,000.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The vesting percentage shall be determined based upon the participant's years of service on the Board, whether before or after the reorganization date, according to the following schedule:

Full Years of Service	Non-Employee Director's
on the Board	Vested Percentage
Less than 10	0%
10 to 14	25%
15 to 19	50%
20 to 24	75%
25 or more	100%

 If an active director covered under the plan terminates service of the Board due to disability, the director's annual benefit for ten years will be $15,000. In the event that the participant dies before collecting any or all of the benefits, the Bank shall pay the participant's surviving spouse. No benefits shall be payable to anyone other than the surviving spouse, and shall terminate on the death of the surviving spouse.

 The following table sets forth the plan's funded status and amounts recognized in the financial statements:

	2006	2005
Actuarial present value of benefit obligations -
vested accumulated benefits	$(234,288)	(243,936)
Unrecognized prior service cost	52,681	60,207
Unrecognized actuarial gain	(38,811)	(27,635)
Overaccrual	(1,856)	(510)
Accrued directors' retirement plan	$(222,274)	(211,874)

A reconciliation of the accumulated benefit obligation is summarized as follows:

	2006	2005
Balance, beginning of year	$(243,936)	(257,633)
Service cost	(2,597)	(2,597)
Interest cost	(15,336)	(15,706)
Benefits paid	16,000	32,000
Actuarial gain	11,581	-
Balance, end of year	$(234,288)	(243,936)

The average discount rate used in determining the accumulated benefit obligation was 6.00% and 6.50% at September 30, 2006 and 2005, respectively, and 6.50% for 2006, 2005 and 2004.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Net pension cost includes the following components:

	2006	2005	2004

Service costs - benefits earned during the year	$2,597	2,597	2,597
Interest cost on benefit obligation	15,336	15,706	13,993
Amortization of prior service cost	7,526	9,431	-
Amortization of actuarial gain	(405)	(234)	-
Overaccrual	1,346	500	10
Net pension cost	$26,400	28,000	16,600

Retirement benefits under the plan expected to be paid in each of the next five years and in the aggregate for the five years thereafter are summarized as follows:

October 1, 2006 to September 30, 2007	$16,000
October 1, 2007 to September 30, 2008	31,000
October 1, 2008 to September 30, 2009	31,000
October 1, 2009 to September 30, 2010	23,000
October 1, 2010 to September 30, 2011	15,000
October 1, 2011 to September 30, 2016	90,000
$206,000

(13)    Stockholders’ Equity and Minimum Regulatory Capital Requirements

On August 23, 1993 the Bank completed its reorganization from a state-chartered mutual savings bank into a Federal mutual holding company. The reorganization was accomplished through a purchase and assumption of assets and liabilities whereby the Bank (i) incorporated a Missouri-chartered stock savings bank; (ii) converted the Bank's charter to a Federally-chartered mutual holding company; (iii) transferred substantially all of the Bank's assets and liabilities to the newly formed stock savings bank in exchange for 800,000 shares of common stock; and (iv) adopted a new charter issued by the Office of Thrift Supervision (OTS) changing its form to that of a Federally-chartered mutual holding company known as Liberty Savings Mutual Holding Company (MHC).

Concurrent with the reorganization, 500,000 shares of the Bank's common stock were issued in an offering to the Bank's ESOP and MRPs established for the benefit of officers and employees of the Bank, certain members of the Bank and members of the general public. Each share of common stock was sold at a price of $10.00 per share. The Company owns 800,000 of the Bank's outstanding common stock. Subsequent to the offering an additional 14,276 shares of the Bank's common stock were issued to the MRPs.

Effective February 8, 1995 the Bank converted from a state-chartered stock savings bank into a federally-chartered stock savings bank.

 On July 21, 2006 our organization converted from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of the Bank’s stock is owned by Liberty Bancorp, Inc., and all of Liberty Bancorp’s stock is owned by the public and our employee stock ownership plan. Liberty Savings Mutual Holding Company no longer exists and the name of the bank, Liberty Savings Bank, F.S.B., was changed to BankLiberty. Depositors and borrowers do not have voting rights in the Bank. Voting rights were vested exclusively with stockholders of the Company. A liquidation account was established at the time of Conversion in an amount equal to the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holder’s or supplemental account holder’s deposit balance falls below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

 As part of the conversion, we sold 2,807,383 shares of common stock at a price of $10.00 per share representing the majority ownership of Liberty Savings Bank that was held by Liberty Savings Mutual Holding Company. At the conclusion of the conversion, existing public stockholders of Liberty Savings Bank were issued 3.5004 shares of Liberty Bancorp, Inc. in exchange for each share of Liberty Savings Bank common stock, or 1,952,754 shares. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the offering and the exchange totaled 4,760,137 shares. Net proceeds from the sale of common stock in the offering were $25,647,944, after deduction of conversion costs of $1,257,890, and unearned compensation related to shares issued to the ESOP of $1,167,996. In addition, as part of the Conversion and dissolution of Liberty Savings Mutual Holding Company, the Bank received $694,397 of cash previously held by the MHC. The Company retained 50% of the net conversion proceeds less funds to originate a loan to a trust for the ESOP, and used the balance of the net proceeds to purchase all of the stock in the Bank in the Conversion.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators, which, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific guidelines, which involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to judgments by the regulators about components, risk-weightings and other factors. At September 30, 2006, the Bank met all capital adequacy requirements.

The Bank is also subject to the regulatory framework for prompt corrective action. At September 30, 2006 and 2005, the most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the dates of the aforementioned notifications which management believes have changed the Bank's category.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The Bank's actual and required capital amounts and ratios at September 30, 2006 are as follows:

			Minimum Required
			for Capital		to be "Well
	Actual		Adequacy		Capitalized"
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Stockholders' equity	$35,623
Computer software costs	(79)
Unrealized loss on securities AFS, net	573
Tangible capital	$36,117	12.7%	$4,257	1.5%
General valuation allowance	2,144

Total capital to risk-weighted assets	$38,261	18.1%	$16,874	8.0%	$21,093	10.0%

Tier 1 capital to risk-weighted assets	$36,117	17.1%	$8,437	4.0%	$12,656	6.0%

Tier 1 capital to total assets	$36,117	12.7%	$11,351	4.0%	$14,189	5.0%

The Bank's actual and required capital amounts and ratios at September 30, 2005 are as follows:

			Minimum Required
			for Capital		to be "Well
	Actual		Adequacy		Capitalized"
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Stockholders' equity	$21,131
Computer software costs	(59)
Unrealized loss on securities AFS, net	340
Tangible capital	$21,412	9.0%	$3,572	1.5%
General valuation allowance	1,762

Total capital to risk-weighted assets	$23,174	13.3%	$13,913	8.0%	$17,392	10.0%

Tier 1 capital to risk-weighted assets	$21,412	12.3%	$6,957	4.0%	$10,435	6.0%

Tier 1 capital to total assets	$21,412	9.0%	$9,526	4.0%	$11,907	5.0%

An OTS regulation restricts the Bank's ability to make capital distributions, including paying dividends. The regulations do not permit cash dividend payments if the Bank's capital would be reduced below the amount of the minimum capital requirements or the liquidation account. The OTS may impose other restrictions.

During the years ended September 30, 2006, 2005 and 2004, the Bank paid cash dividends of $436,876, $425,181 and $417,830, respectively.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(14)    Off-Balance Sheet Risk, Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and unused lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company generally consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

Commitments to originate loans are legally binding agreements to lend to the Company's customers. Letters of credit are unconditional commitments issued by the Company to guarantee the performance of the borrower to a third party.

The following table sets forth information regarding off-balance sheet financial instruments as of September 30, 2006:

	Fixed-Rate	Adjustable-Rate
Off-balance sheet financial instruments:
Commitments to originate loans	$10,913,500	3,650,950

Commitments for unused lines of credit	$10,000	9,955,694

Commitments for undisbursed loans	$3,104,779	27,231,270

Commitments for letters of credit	$41,440	-

Interest rates on these fixed-rate loans generally ranged from 6.25% to 9.25%.

At September 30, 2006, there was no known pending litigation or other claims that management believes will be material to the Company’s financial position.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(15)    Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments are summarized as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-trading instruments
and nonderivatives:
Cash and cash equivalents	$13,403,701	13,403,701	10,471,038	10,471,038
Securities available for sale	35,882,630	35,882,630	22,314,521	22,314,521
Stock in FHLB of Des Moines	1,952,900	1,952,900	1,679,200	1,679,200
Mortgage-backed securities -
available for sale	24,217,321	24,217,321	27,188,678	27,188,678
Loans receivable, net	200,222,378	200,225,932	163,842,810	163,465,972
Loans held for sale	459,201	459,201	2,084,730	2,084,730
Accrued interest receivable	1,486,355	1,486,355	1,087,390	1,087,390
Deposits	198,470,979	198,212,238	181,616,654	181,071,152
Accrued interest on deposits	316,366	316,366	222,993	222,993
Advances from FHLB	34,063,738	34,148,662	30,497,082	30,451,416
Securities sold under
agreement to repurchase	3,383,997	3,424,605	1,654,751	1,709,027
ESOP note payable	$-	-	378,602	385,455

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments. Fair values of securities and mortgage-backed securities are based on quoted market prices or, if unavailable, quoted market prices of similar securities.

The carrying amounts of accrued interest receivable and payable approximate fair value. Stock in FHLB of Des Moines is valued at cost, which represents redemption value and approximates fair value.

Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

Deposits with no defined maturities, such as NOW accounts, passbook accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date. The fair value of certificates of deposit, advances from FHLB of Des Moines, securities sold under agreement to repurchase and ESOP note payable is computed at fixed spreads to treasury securities with similar maturities.

Off-balance sheet assets include commitments to extend credit and unused lines of credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions and commitments to sell loans for which fair values were estimated based on current secondary market prices for commitments with similar terms. As a result of the short-term nature of the outstanding commitments, the fair values of those commitments are considered immaterial to the Company’s financial condition.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(16)    Parent Company Only Financial Statements

The following balance sheet and statements of earnings and cash flows for Liberty Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheet
September 30, 2006

Assets
Cash and cash equivalents	$8,061,893
Investment in subsidiary	35,622,895
ESOP note receivable	917,906
Loans receivable, net of allowance for loan losses of $0	4,399,902
Accrued interest receivable - loans	4,583
Other assets	8,397
Total assets	$49,015,576

Liabilities and Stockholders' Equity
Accrued income taxes	$34,000
Total liabilities	34,000
Stockholders' equity:
Common stock	47,601
Additional paid-in capital	33,001,965
Common stock acquired by ESOP	(933,192)
Common stock acquired by Incentive Plan	(18,676)
Accumulated other comprehensive earnings, net	(573,130)
Retained earnings - substantially restricted	17,457,008
Total stockholders' equity	48,981,576
Total liabilities and stockholders' equity	$49,015,576

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Statement of Earnings
July 21, 2006 through September 30, 2006

Interest income:
Loans receivable	$60,486
ESOP note receivable	19,148
Other interest-earning assets	43,078
Total interest income	122,712
Earnings from subsidiary	1,405,795
Total noninterest income	1,405,795
Noninterest expense	31,572
Earnings before income taxes	1,496,935
Income taxes	34,000
Net earnings	$1,462,935

Statement of Cash Flows
July 21, 2006 through September 30, 2006

Cash flows from operating activities:
Net earnings	$1,462,935
Adjustments to reconcile net earnings to net
cash provided by (used for) operating activities:
Equity in undistributed net earnings of BankLiberty	(1,405,795)
ESOP expense	306,947
Incentive Plan expense	27,996
Increase in:
Accrued interest receivable	(4,583)
Other assets	(8,397)
Increase in accrued income taxes	34,000
Net cash provided by (used for) operating activities	413,103
Cash flows from investing activities:
Net change in loans receivable	(4,399,902)
Purchase of subsidiary	(12,941,266)
Loan to ESOP to finance shares	(1,167,996)
Repayment of ESOP loan	250,089
Net cash provided by (used for) investing activities	$(18,259,075)
Cash flows from financing activities:
Issuance and exchange of common stock	26,342,341
Proceeds from exercise of stock options	2,400
Cash dividends	(436,876)
Net cash provided by (used for) financing activities	25,907,865
Net increase (decrease) in cash and cash equivalents	8,061,893
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$8,061,893

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(17)    Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for the years ended September 30, 2006 and 2005 were as follows:

	First	Second	Third	Fourth
Year Ended September 30, 2006	Quarter	Quarter	Quarter	Quarter

Interest income	$3,577,313	$3,908,588	$4,416,814	$4,761,126
Interest expense	(1,602,744)	(1,819,463)	(2,098,179)	(2,079,293)
Net interest income	1,974,569	2,089,125	2,318,635	2,681,833
Provision for loan losses	(220,000)	(250,000)	(215,000)	(167,000)
Net interest income after provision for loan losses	1,754,569	1,839,125	2,103,635	2,514,833
Noninterest income	302,513	273,879	332,538	327,996
Noninterest expense	(1,564,486)	(1,690,158)	(1,832,800)	(2,115,709)
Earnings before income taxes	492,596	422,846	603,373	727,120
Income taxes	(168,000)	(143,000)	(213,000)	(259,000)
Net earnings	$324,596	$279,846	$390,373	$468,120
Basic and diluted earnings per share	$0.07	$0.06	$0.08	$0.10

	First	Second	Third	Fourth
Year Ended September 30, 2005	Quarter	Quarter	Quarter	Quarter

Interest income	$2,985,529	$3,172,732	$3,314,168	$3,343,389
Interest expense	(1,162,654)	(1,246,895)	(1,324,786)	(1,440,870)
Net interest income	1,822,875	1,925,837	1,989,382	1,902,519
Provision for loan losses	(150,000)	(135,000)	-	(145,000)
Net interest income after provision for loan losses	1,672,875	1,790,837	1,989,382	1,757,519
Noninterest income	285,337	237,716	339,213	337,400
Noninterest expense	(1,394,240)	(1,464,357)	(1,642,182)	(1,563,838)
Earnings before income taxes	563,972	564,196	686,413	531,081
Income taxes	(209,000)	(191,000)	(254,000)	(187,000)
Net earnings	$354,972	$373,196	$432,413	$344,081
Basic and diluted earnings per share	$0.08	$0.08	$0.09	$0.07

LIBERTY BANCORP, INC.

Board of Directors of Liberty Bancorp, Inc. and BankLiberty

Daniel G. O’Dell Chairman of the Board President O’Dell Publishing, Inc.	Steven K. Havens Secretary/Treasurer President Havens Construction Company, Inc.	Ralph W. Brant, Jr. President Brant’s Clothing

Robert T. Sevier Recorder of Deeds Clay County	Marvin J. Weishaar Retired Certified Public Accountant	Brent M. Giles President & Chief Executive Officer Liberty Bancorp, Inc. and BankLiberty

Officers of Liberty Bancorp, Inc.

Brent M. Giles President and Chief Executive Officer	Marc J. Weishaar Senior Vice President and Chief Financial Officer	Steven K. Havens Secretary/Treasurer

Officers of BankLiberty

Brent M. Giles President and Chief Executive Officer	Marc J. Weishaar Senior Vice President and Chief Financial Officer	Mark E. Hecker Senior Vice President and Chief Lending Officer

Martin J. Weishaar Senior Vice President and General Counsel	Kenneth M. Honeck Senior Vice President Retail Banking

Branch Offices

Headquarters 16 W. Franklin Liberty, MO 64068-1637 (816) 781-4822	Platte City Branch 92 Highway & Bellmondo Drive Platte City, MO 64079 (816) 858-5200	Plattsburg Branch 1206 Clay Plattsburg, MO 64477 (816) 930-2513

Shoal Creek Branch 9200 N.E. Barry Road Kansas City, MO 64157 (816) 407-9200	Independence Branch 4315 South Noland Road Independence, MO 64055 (816) 350-4477	Boardwalk Branch 8740 N. Ambassador Drive Kansas City, MO 64154 (816) 741-7979

LIBERTY BANCORP, INC.

Investor Information

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on Monday, February 5, 2007 at 5:30 p.m. at 9200 N.E. Barry Road, Kansas City, Missouri.

LEGAL COUNSEL

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, DC 20016

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

AUDITORS

Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131

Form 10-K

A COPY OF THE FORM 10-K, INCLUDING FINANCIAL STATEMENT SCHEDULES, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, LIBERTY BANCORP, INC., 16 W. FRANKLIN, LIBERTY, MISSOURI 64068.