Form 10-K, Exhibit 13
period 2007-09-30
LIBERTY BANCORP INC
filed 2007-12-28
CIK 1353268

LIBERTY BANCORP, INC.
2007 ANNUAL REPORT

[LIBERTY BANCORP, INC. LETTERHEAD]

Dear Shareholder:

I am pleased to report consolidated net earnings of $1,944,000, or $.42 per share, for the year ended September 30, 2007 compared to $1,463,000, or $.31 per share, for the year ended September 30, 2006. The performance of the Company was aided by a significant loan loss recovery of $506,000 in the fourth quarter of the fiscal year. Total assets increased 15.86% from $287.6 million as of September 30, 2006, to $333.2 million as of September 30, 2007. For the same period, total deposits increased $53.8 million, from $198.5 million to $252.3 million, and total loans increased $32.1 million, from $200.2 million to $232.3 million.

The past year was challenging as numerous events and issues resulted in a difficult operating environment for financial institutions. Our trade area experienced a continued downturn in the housing market which has increased delinquencies and non-performing assets in our residential construction and development loan portfolio. Additionally, rising funding costs from increased competition, a flat yield curve, and volatile credit markets put pressure on our net interest margin. Throughout the year, our team of dedicated professionals worked very hard to minimize the effect of these arduous conditions and continue to build a premier community banking franchise.

We opened our seventh retail bank facility during September, 2007, in Gladstone, Missouri, our third new location in the last two years, and plan to open an additional banking center in North Kansas City, Missouri, in 2008. Although we expect our new banking centers to produce core deposit growth, revenue growth, and long-term shareholder value, these investments are likely to have a negative effect on earnings during the first two to three years of operation.

Our professional, friendly, and knowledgeable employees are focused on consistently delivering a superior experience to our customers. This customer focus, coupled with convenient locations and progressive products has produced a growing company and improving market share. The next year holds many uncertainties and may prove to be as challenging as the last, but we plan to make further strides building a solid banking franchise that will produce long-term shareholder value.

Thank you to our employees, customers, and stockholders for your continued support.

Sincerely,

/s/ Brent M. Giles
Brent M. Giles
President and Chief Executive Officer
Liberty Bancorp, Inc.

Business of the Company

Liberty Bancorp, Inc. (the “Company” or “Liberty Bancorp”) was organized as a Missouri corporation at the direction of BankLiberty, formerly “Liberty Savings Bank, F.S.B.” (the “Bank” or “BankLiberty”), in February 2006 to become the holding company for the Bank upon the completion of the “second-step” mutual-to-stock conversion (the “Conversion”) of Liberty Savings Mutual Holding Company (the “MHC”). The Conversion was completed on July 21, 2006. As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to “BankLiberty.” A total of 2,807,383 shares of common stock were sold in the stock offering at a price of $10.00 per share. In addition, a total of approximately 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B. representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock. Fractional shares in the aggregate, or 36 shares, were redeemed for cash. Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares. Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (the “ESOP”), enabling it to finance the purchase of 153,263 shares of common stock in the offering and exchange. Direct offering costs totaled approximately $1.3 million. In addition, as part of the Conversion, and dissolution of Liberty Savings Mutual Holding Company, the Bank received $694,000 of cash previously held by the MHC.

The Company has no significant assets, other than all of the outstanding shares of the Bank and the portion of the net proceeds it retained from the Conversion, and no significant liabilities. The Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank.

Business of the Bank

The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area which consists of Clay, Clinton, Platte and Jackson Counties in Missouri. We attract deposits from the general public and use these funds to originate loans secured by real estate located in our market area. Our real estate loans include construction loans, commercial real estate loans, and loans secured by single-family or multi-family properties. To a lesser extent, we originate consumer loans and commercial business loans. We currently operate out of our main office in Liberty, Missouri and six full-service branch offices – two in Kansas City, Missouri and one in Plattsburg, Platte City, Independence and Gladstone, Missouri.

The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, its deposit insurer. The Bank has been a member of the Federal Home Loan Bank System since its inception and is a member of the Federal Home Loan Bank of Des Moines.

Common Stock

The common stock of Liberty Bancorp, Inc. is traded on the NASDAQ Capital Market under the symbol “LBCP.” The Company completed its initial public offering on July 21, 2006 and commenced trading on July 24, 2006. The following table sets forth the high and low sales prices for the common stock and dividends per share for the fourth quarter of 2006 and year ended September 30, 2007, as reported by NASDAQ. The prices do not necessarily reflect inter-dealer prices without retail markup, markdown or commissions and may not reflect actual transmissions.

	For the Year Ended	For the Year Ended
	September 30, 2006	September 30, 2007

	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

High	10.540	10.730	11.450	11.380	11.000
Low	10.050	9.960	10.500	10.730	10.080
Dividend	.025	.025	.025	.025	.025

As of September 30, 2007, the Company had approximately 407 stockholders of record; this does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

Liberty Bancorp is subject to Missouri law, which generally permits Liberty Bancorp to pay dividends on its common stock as long as no dividend is declared or paid at a time when the net assets of the corporation are less than its stated capital or when the payment of such dividends would reduce the net assets of the corporation below its stated capital.

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See note 13 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

On August 6, 2007 the Company announced a stock repurchase program to acquire up to 476,119 shares, or 10%, of the Company’s outstanding common stock. On December 20, 2007, the Company announced a second stock repurchase program to acquire up to 222,048 shares, or 5%, of the Company’s common stock. Subsequent to September 30, 2007, the Company has repurchased 320,230 shares at an average price of $10.57 per share. Repurchased shares will be held in treasury.

The graph and table which follow show the cumulative total return on the Company’s common stock during the period from September 30, 2002 through September 30, 2007 with (1) the total cumulative return of all companies whose equity securities are traded on the Nasdaq Stock Market, (2) the total cumulative return of thrifts and (3) the cumulative return of thrifts having asset sizes between $250 million and $500 million. The performance of the Company’s common stock also includes the performance of the common stock of the Bank, the predecessor to the Company, prior to its reorganization in 2006. The Bank’s common stock was traded on the OTC Bulletin Board and the Company’s common stock commenced trading on the Nasdaq Capital Market on July 24, 2006. Accordingly, the comparison assumes $100 was invested in the common stock of the Bank on June 30, 2002 in each of the foregoing indices and assumes reinvestment of dividends. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the Company’s common stock or of any particular index.

Index	09/30/02	09/30/03	09/30/04	09/30/05	09/30/06	09/30/07
Liberty Bancorp, Inc.	100.00	121.21	148.43	180.12	238.37	251.87
NASDAQ Composite	100.00	152.46	161.84	183.58	192.69	230.49
SNL Thrift Index	100.00	138.64	160.15	168.09	195.66	178.57
SNL $250 - $500M Thrift Index	100.00	138.10	155.47	152.86	166.34	153.70

Selected Financial Highlights

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report. Financial data presented for 2003 through 2005 represents the financial position and results of operations for BankLiberty (formerly Liberty Savings Bank, F.S.B.). Financial data presented for 2006 and 2007 represents this same information for Liberty Bancorp, Inc. and its subsidiary, BankLiberty.

Financial Condition Data:

	At September, 30
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Total assets	$333,186	$287,561	$237,576	$213,482	$189,264
Cash and cash equivalents, federal funds sold, securities and stock in the Federal Home Loan Bank of Des Moines	58,556	51,239	34,465	22,477	16,877
Mortgage-backed securities	19,277	24,217	27,189	23,107	23,961
Loans receivable, net	232,308	200,222	163,843	159,840	141,993
Deposits	252,305	198,471	181,617	152,929	136,339
Advances from the Federal Home Loan Bank of Des Moines	26,430	34,064	30,497	37,130	30,314
Stockholders’ equity	50,195	48,982	21,131	20,184	19,465
Full service offices open	7	6	5	4	4

Operating Data:

	For the Years Ended September 30,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)
Interest income	$20,563	$16,664	$12,816	$10,595	$10,659
Interest expense	(10,494)	(7,600)	(5,175)	(4,031)	(5,168)
Net interest income	10,069	9,064	7,641	6,564	5,491
Provision for loan losses	(602)	(852)	(430)	(885)	(206)
Net interest income after provision for loan losses	9,467	8,212	7,211	5,679	5,285
Noninterest income	1,477	1,237	1,200	1,118	1,783
Noninterest expense	(8,046)	(7,203)	(6,065)	(5,267)	(5,972)
Earnings before income taxes	2,898	2,246	2,346	1,530	1,096
Income taxes	(954)	(783)	(841)	(567)	(395)
Net earnings	$1,944	$1,463	$1,505	$963	$701
Per Share Data:
Basic earnings per share (1)	$0.42	$0.32	$0.32	$0.21	$0.15
Diluted earnings per share (1)	0.42	0.31	0.32	0.21	0.15
Dividends per share (2)	0.10	0.20	0.23	0.23	0.23

(1)
Earnings per share are based upon the weighted-average shares outstanding. Weighted-average shares outstanding for periods prior to the July 21, 2006 conversion date have been adjusted by the exchange ratio of 3.5004 to calculate earnings per share.

(2)
Dividends per share prior to the July 21, 2006 conversion date have been adjusted by the exchange ratio of 3.5004. Dividends on 800,000 shares owned by Liberty Savings Mutual Holding Company were waived. See note 13 of the notes to consolidated financial statements

	At or For the Years Ended September 30,
	2007	2006	2005	2004	2003
Performance Ratios:
Return on average assets	0.63%	0.56%	0.67%	0.47%	0.37%
Return on average equity	3.94	5.47	7.28	4.81	3.57
Interest rate spread (1)	2.97	3.43	3.41	3.22	2.76
Net interest margin (2)	3.47	3.66	3.54	3.37	3.03
Noninterest expense to average assets	2.61	2.74	2.69	2.62	3.21
Efficiency ratio (3)	69.68	69.93	68.60	68.56	82.10
Average interest-earning assets to average interest-bearing liabilities	113.88	107.40	105.48	106.54	109.31
Average equity to average assets	16.00	10.16	9.16	9.74	10.56
Dividend payout ratio (4)	23.86	29.86	28.26	43.37	59.90
Capital Ratios: (5)
Tangible capital	10.84	12.73	8.99	9.42	10.32
Core capital	10.84	12.73	8.99	9.42	10.32
Tier 1 risk-based capital	13.91	17.12	12.31	12.64	14.62
Total risk-based capital	15.08	18.14	13.32	13.89	15.59
Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans	1.13	0.93	0.93	1.09	0.80
Allowance for loan losses as a percent of non-performing loans	87.98	50.80	134.50	55.38	472.43
Net charge-offs (recoveries) to average outstanding loans during the year	(0.12)	0.25	0.40	0.09	(0.02)
Non-accrual and 90 days or more past due loans as a percent of total loans, net	1.47	2.11	0.55	0.45	―
Non-performing assets as a percent of total assets	1.53	2.02	1.20	1.97	0.15

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities. No tax equivalent adjustments were made.
(2)	Represents net interest income as a percent of average interest-earning assets. No tax equivalent adjustments were made.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Represents dividends paid to shareholders as a percent of net earnings. Does not include dividends waived by Liberty Savings Mutual Holding Company.
(5)	Represents capital ratios only for the Company’s subsidiary, BankLiberty.

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

Management’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Liberty Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in BankLiberty’s market area, changes in real estate market values in BankLiberty’s market area, changes in relevant accounting principles and guidelines and inability or third party service providers to perform.

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

Allowance for Loan Losses. Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, non-accrual single-family loans and troubled debt restructurings. Such loans are generally placed on non-accrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. See note 5 of the notes to consolidated financial statements for information regarding impaired loans at September 30, 2007, 2006 and 2005.

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

Expansion Through De Novo Branching. In 2004, the Board of Directors, with the assistance of our Chief Executive Officer hired in September 2003, determined to pursue a strategic plan to enhance long-term shareholder value through franchise growth. The strategic plan calls for expansion through de novo branching in the Kansas City metropolitan area to enable us to take advantage of the opportunities afforded by recent and forecasted economic growth in that market. We believe that the increased asset size to be achieved through the planned expansion will enable us to leverage better efficiencies and technology but still attract customers based on personal service and relationships. Our first new branch was opened in Independence, Missouri in May 2005, a second new branch was opened in Kansas City, Missouri in January 2006, and a third new branch was opened in Gladstone, Missouri in September 2007. We anticipate that over the next three to five years, based on and subject to local market conditions, we will open additional branch offices in suburban Kansas City growth areas that complement our existing branch network.

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

As a result of these efforts, our commercial real estate loans have increased from $16.2 million, or 12.18% of total loans, at September 30, 2001 to $57.2 million, or 21.44% of total loans, at September 30, 2007. In addition, commercial business loans have increased from $2.7 million, or 2.04% of total loans, at September 30, 2001 to $18.0 million, or 6.72% of total loans, at September 30, 2007, and multi-family real estate loans have increased from $3.4 million, or 2.56% of total loans, at September 30, 2001 to $12.2 million, or 4.57% of total loans, at September 30, 2007. The percentage of our total loan portfolio comprised of residential mortgage loans has decreased in recent years, amounting to 36.28%, 28.71%, 20.71%, 18.48% and 15.64% at September 30, 2003, 2004, 2005, 2006 and 2007, respectively.

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

The largest segment of our loan portfolio is real estate construction loans. At September 30, 2007, these loans totaled $125.8 million and represented 47.12% of total loans, compared to $99.8 million, or 43.25% of total loans, at September 30, 2006. Through the implementation of our strategic plan, the size of our real estate construction loan portfolio rose $26.0 million over this period due primarily to increased emphasis on development and commercial construction lending which have higher yields as compared to single-family construction loans. During the year ended September 30, 2007, the largest growth in our construction loan portfolio resulted from increases in commercial real estate construction loans. This was the result of our successful efforts to increase this type of lending. Commercial real estate construction loans increased by $25.8 million, or 102.67%, from $25.2 million at September 30, 2006 to $51.0 million at September 30, 2007. Development loans increased by $12.4 million, or 51.95%, from $24.0 million at September 30, 2006 to $36.4 million at September 30, 2007. Single-family – spec loans decreased by $8.5 million, or 22.33%, from $37.8 million at September 30, 2006 to $29.3 million at September 30, 2007. Single-family – custom construction loans decreased by $5.2 million, or 42.07%, from $12.3 million at September 30, 2006 to $7.1 million at September 30, 2007. Decreases in single-family spec and custom construction loans reflect loan portfolio adjustments to current market conditions.

Single-family residential loans totaled $41.7 million and represented 15.64% of total loans at September 30, 2007, compared to $42.6 million, or 18.48% of total loans, at September 30, 2006. The Bank has pursued the strategy of selling substantially all new, fixed-rate residential loans we originate because of the relatively low yields that have been attainable on residential loans over the last several years and to decrease the interest rate risk resulting from the retention of longer-term fixed-rate loans.

Commercial real estate loans increased by $3.9 million, or 7.27%, to $57.2 million and represented 21.44% of total loans at September 30, 2007, compared to $53.3 million, or 23.13% of total loans, at September 30, 2006. These increases were due to our strategic decision to emphasize lending on income producing property projects. Currently, the Bank offers a variety of commercial real estate products to owner occupants and investors. Our primary commercial real estate lending focus areas are retail, office and industrial uses.

Multi-family loans totaled $12.2 million and represented 4.57% of total loans at September 30, 2007, compared to $10.4 million, or 4.52% of total loans, at September 30, 2006.

We also originate a variety of consumer loans and home equity loans, as well as loans secured by deposit accounts, automobile loans and other miscellaneous loans. Consumer loans totaled $12.0 million and represented 4.51% of total loans at September 30, 2007, compared to $13.2 million, or 5.73% of total loans, at September 30, 2006. The decrease in consumer loans was due primarily to a decrease in home equity loans.

Commercial business loans increased from $11.3 million or 4.89% of total loans at September 30, 2006 to $18.0 million, or 6.72% of total loans at September 30, 2007. The increase was due primarily to the addition of two loans totaling $6.5 million.

Set forth below is selected data relating to the composition of our loan portfolio at the dates indicated.

	At September 30,
	2007		2006
	Amount	%	Amount	%
	(Dollars in thousands)
Type of Loan:
Real estate loans:
Single-family 1-4 units	$41,749	15.64%	$42,623	18.48%
Multi-family 5 or more units	12,198	4.57	10,416	4.52
Real estate construction loans	125,797	47.12	99,759	43.25
Commercial real estate loans	57,241	21.44	53,360	23.13
Total real estate loans	236,985	88.77	206,158	89.38
Consumer loans:
Loans secured by deposit accounts	228	0.09	211	0.09
Automobile loans	477	0.18	608	0.26
Home equity loans	10,713	4.01	11,662	5.06
Other	620	0.23	738	0.32
Total consumer loans	12,038	4.51	13,219	5.73
Commercial business loans	17,951	6.72	11,270	4.89
Total gross loans	266,974	100.00%	230,647	100.00%
Loans in process	(31,316)		(27,962)
Deferred loan fees, net	(339)		(314)
Unearned discounts, net	—		(5)
Allowance for loan losses	(3,011)		(2,144)
Total	$232,308		$200,222

	At September 30,
	2005		2004		2003
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Type of Loan:
Real estate loans:
Single-family 1-4 units	$39,435	20.71%	$53,098	28.71%	$59,123	36.28%
Multi-family 5 or more units	15,603	8.20	12,877	6.96	11,027	6.77
Real estate construction loans	79,979	42.01	71,875	38.86	54,423	33.40
Commercial real estate loans	37,568	19.74	30,294	16.38	23,671	14.53
Total real estate loans	172,585	90.66	168,144	90.91	148,244	90.98

Consumer loans:
Loans secured by deposit accounts	128	0.07	167	0.09	166	0.10
Automobile loans	867	0.46	1,097	0.59	1,316	0.81
Home equity loans	10,266	5.39	9,764	5.28	8,126	4.99
Other	1,129	0.59	1,037	0.56	638	0.39
Total consumer loans	12,390	6.51	12,065	6.52	10,246	6.29
Commercial business loans	5,397	2.83	4,754	2.57	4,457	2.73

Total gross loans	190,372	100.00%	184,963	100.00%	162,947	100.00%

Loans in process	(24,444)		(22,549)		(19,066)
Deferred loan fees, net	(316)		(368)		(389)
Unearned discounts, net	(7)		(182)		(202)
Allowance for loan losses	(1,762)		(2,024)		(1,297)
Total	$163,843		$159,840		$141,993

The following table sets forth certain information at September 30, 2007, regarding the dollar amount of loan principal repayments coming due during the years indicated. The table below does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Due during the Year Ended September 30,			Due after 3 through 5 years after	Due after 5 through 10 years after	Due after 10 through 15 years after	Due after 15 years after
	2008	2009	2010	9/30/07	9/30/07	9/30/07	9/30/07	Total
	(Dollars in thousands)
Single-family mortgage loans	$1,156	$1,244	$1,339	$2,992	$9,721	$14,037	$11,260	$41,749
Multi-family mortgage loans	338	364	391	874	2,840	4,101	3,290	12,198
Real estate construction loans	99,610	26,187	—	—	—	—	—	125,797
Commercial real estate loans	1,517	1,639	1,772	3,984	13,143	19,382	15,804	57,241
Loans secured by deposit accounts	228	—	—	—	—	—	—	228
Other consumer loans	2,609	2,826	3,060	3,315	—	—	—	11,810
Commercial business loans	2,430	2,631	2,849	6,425	3,616	—	—	17,951
Total gross loans	$107,888	$34,891	$9,411	$17,590	$29,320	$37,520	$30,354	$266,974

The following table sets forth the dollar amount of all loans at September 30, 2007, that are due after September 30, 2008 which have either fixed interest rates or adjustable interest rates.

	Fixed Rates	Adjustable Rates	Total
	(Dollars in thousands)

Single-family mortgage loans	$25,072	$15,521	$40,593
Multi-family mortgage loans	6,353	5,507	11,860
Real estate construction loans	7,556	18,631	26,187
Commercial real estate loans	50,850	4,874	55,724
Loans secured by deposit accounts	—	—	—
Other consumer loans	1,096	8,105	9,201
Commercial business loans	11,892	3,629	15,521
Total gross loans	$102,819	$56,267	$159,086

The following table shows our loan origination, sale and other activity during the years indicated.

	For the Years Ended September 30,
	2007	2006	2005
	(Dollars in thousands)
Total net loans at the beginning of year	$200,222	$163,843	$159,840
Loans originated for portfolio:
Single and multi-family mortgage loans	25,703	17,437	12,378
Real estate construction loans	64,541	74,792	68,648
Commercial real estate loans	27,002	33,167	19,172
Commercial business loans	16,657	9,179	2,919
Loans secured by deposit accounts	212	295	197
Home equity loans	3,460	4,277	2,602
Automobile and other consumer loans	1,036	1,028	1,984
Total loans originated	$138,611	$140,175	$107,900

Deduct:
Principal loan repayment and other, net	106,790	103,326	103,205
Loan charge-offs, net of (recoveries)	(265)	470	692
Total net loans at end of year	$232,308	$200,222	$163,843
Loans originated for sale	$20,354	$17,656	$21,140
Loans sold in secondary market	$20,094	$19,281	$20,132

Loans Held for Sale. Loans held for sale increased $260,000 to $719,000 at September 30, 2007.

Securities. Our securities portfolio consists primarily of government agency securities, municipal securities and mortgage-backed securities. Although municipal securities generally have greater credit risk than government agency securities, they generally have higher yields than government securities of similar duration. Securities available for sale increased from $35.9 million at September 30, 2006 to $48.0 million at September 30, 2007 due to purchases of intermediate-term agencies and intermediate and long-term municipal securities, partially offset by maturities and calls. Mortgage-backed securities available for sale decreased from $24.2 million at September 30, 2006 to $19.3 million at September 30, 2007 due to principal repayments.

The following table sets forth the Bank’s mortgage-backed securities purchases and sales for the years indicated.

	Years Ended September 30,
	2007	2006	2005
	(In thousands)
Mortgage-backed securities:
Purchased	—	$3,452	$13,755
Sold	—	—	1,874

The following table sets forth the carrying values and fair values of our securities and mortgage-backed securities portfolio at the dates indicated.

	At September 30,
	2007		2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available for sale:
Federal agency obligations	$34,555	$34,848	$29,711	$29,543	$16,577	$16,450
State and municipal obligations	12,839	12,741	6,435	6,340	5,882	5,864
Mortgage-backed securities	19,621	19,277	24,863	24,217	27,583	27,189
Equity securities	395	394	—	—	—	—
Total securities available for sale	$67,410	$67,260	$61,009	$60,100	$50,042	$49,503

Weighted-average rate on securities (1)	4.72%		4.44%		3.94%
Weighted-average rate on mortgage - backed securities	4.31%		4.29%		4.16%

(1) Weighted-average yields are not presented on a tax-equivalent basis.

At September 30, 2007, we had no investments in a single company or entity (other than U.S. Government- sponsored entity securities) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the maturities and weighted-average yields of debt securities at September 30, 2007. Weighted-average yields are not presented on a tax-equivalent basis.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted -Average Yield	Carrying Value	Weighted -Average Yield	Carrying Value	Weighted -Average Yield	Carrying Value	Weighted -Average Yield	Carrying Value	Weighted -Average Yield
	(Dollars in thousands)
Securities available-for sale:
State and municipal obligations	$—	—%	$2,512	4.29%	$4,119	4.22%	$6,110	5.26%	$12,741	4.73%
Federal agency obligations	4,287	4.23	27,048	4.77	3,513	5.41	—	—	34,848	4.77
Mortgage-backed securities	1,244	4.44	9,723	4.23	829	5.00	6,907	4.39	18,703	4.34
Collateralized mortgage obligations	—	—	—	—	—	—	574	3.36	574	3.36
Total securities available for sale	$5,531	3.99	$39,283	4.60	$8,461	4.78	$13,591	4.74	$66,866	4.60

Premises and Equipment. Premises and equipment, net, increased from $6.7 million at September 30, 2006 to $8.7 million at September 30, 2007 due to the opening of a new branch in Gladstone, Missouri in September 2007.

Other Assets. Bank-owned life insurance represents the purchase of two policies of $3.0 million in June 2007 and $5.0 million in July 2007, respectively, and change in cash surrender value of $101,000. Accrued interest receivable increased due to higher securities and loan balances and timing of interest receipts.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing NOW accounts, interest-bearing NOW accounts, money market accounts, statement accounts and certificates of deposit. These deposits are provided primarily by individuals within our market areas. Deposits increased $53.8 million, or 27.1%, to $252.3 million at September 30, 2007 from $198.5 million at September 30, 2006. The increase in deposits for the year ended September 30, 2007 consisted of an increase in money market accounts and certificate of deposit accounts less than twelve months, which were attracted primarily through special promotions, brokered deposits and to a lesser extent, an increase in noninterest-bearing checking accounts, partially offset by a decrease in interest bearing checking accounts and certificate of deposit accounts greater than twelve months. The amount of brokered deposits in the future will be contingent upon current market rates as compared to retail deposits and FHLB advances.

The following table sets forth average balances and average rates of our deposit products for the years indicated. For purposes of this table, average balances have been calculated using month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Years Ended September 30,
	2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)

Noninterest-bearing NOW accounts	$12,458	—	$11,633	—	$9,933	—
Interest-bearing NOW accounts	24,331	1.88%	25,224	1.83%	18,146	1.15%
Money market accounts	38,052	4.47	21,290	2.38	25,315	1.77
Statement accounts	7,336	0.31	9,059	0.34	9,024	0.31
Certificates of deposit	143,665	4.80	126,275	3.97	106,218	3.10
Total	$225,842	4.02	$193,481	3.10	$168,636	2.36

The following table sets forth the balances of our deposit products at the dates indicated.

	At September 30,
	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing NOW accounts	$13,617	5.4%	$11,896	6.0%	$11,590	6.4%
Interest-bearing NOW accounts	21,368	8.5	25,234	12.7	22,020	12.1
Money market accounts	68,482	27.1	13,617	6.9	26,237	14.4
Statement accounts	7,200	2.9	7,702	3.9	8,880	4.9
Certificates of deposit	141,638	56.1	140,022	70.5	112,890	62.2
Total	$252,305	100.0%	$198,471	100.0%	$181,617	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of September 30, 2007. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit
(In thousands)
Three months or less	$29,144
Over three through six months	10,304
Over six through 12 months	5,337
Over 12 months	2,948
Total	$47,733

The following table sets forth time deposits classified by rates at the dates indicated.

	At September 30,
	2007	2006	2005

0.00 - 0.99%	$—	$—	$47
1.00 - 1.99	—	5	653
2.00 - 2.99	300	2,254	27,956
3.00 - 3.99	9,249	33,373	61,079
4.00 - 4.99	60,152	44,344	20,224
5.00 - 5.99	71,937	60,046	2,542
6.00 - 6.99	—	—	389
	$141,638	$140,022	$112,890

The following table sets forth the amount and maturities of time deposits at September 30, 2007.

	Amount Due
	One Year or Less	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Total	Percent of Total Certificate Accounts
	(In thousands)
2.00 - 2.99	$300	$—	$—	$—	$—	$300.2%
3.00 - 3.99	5,770	2,305	1,051	41	82	9,249	6.5
4.00 - 4.99	51,415	3,580	2,693	870	1,594	60,152	42.5
5.00 - 5.99	69,149	1,610	170	992	16	71,937	50.8
	$126,634	$7,495	$3,914	$1,903	$1,692	$141,638	100.0%

The following table sets forth deposit activity for the years indicated.

	Years Ended September 30,
	2007	2006	2005
	(In thousands)

Net deposits (withdrawals) before interest credited	$45,803	$11,629	$25,459
Interest credited	8,032	5,225	3,229
Net increase (decrease) in deposits	$53,835	$16,854	$28,688

Borrowings. We utilize borrowings from the Federal Home Loan Bank of Des Moines and securities sold under agreement to repurchase to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding short-term borrowings by the Bank at the end of and during the years indicated:

	At September 30,
	2007	2006	2005
	(Dollars in thousands)
Outstanding advances from Federal Home Loan Bank	$22,056	$23,833	$9,633
Weighted-average rate paid on advances from Federal Home Loan Bank	4.90%	4.19%	3.17%
Outstanding securities sold under agreement to repurchase	$681	$3,384	$1,157
Weighted-average rate paid on securities sold under agreement to repurchase	3.41%	3.44%	2.05%

	Years Ended September 30,
	2007	2006	2005
	(Dollars in thousands)
Maximum outstanding advances from Federal Home Loan Bank at any month end	$26,083	$35,633	$17,133
Weighted-average rate paid on advances from Federal Home Loan Bank (1)	4.84%	3.97%	2.44%
Average advances from Federal Home Loan Bank outstanding	$19,904	$22,167	$10,967
Maximum outstanding securities sold under agreement to repurchase at any month end	$5,164	$4,400	$1,798
Weighted-average rate paid on securities sold under agreement to repurchase (2)	3.39%	3.18%	1.76%
Average securities sold under agreement to repurchase	$1,573	$2,224	$1,073

(1)	The weighted-average rate paid is based on the weighted-average balances determined on a monthly basis.
(2)	The weighted-average rate paid is based on the weighted-average balances determined on a daily basis.

Federal Home Loan Bank of Des Moines borrowings decreased $7.7 million, or 22.4%, to $26.4 million at September 30, 2007 from $34.1 million at September 30, 2006. The advances outstanding as of September 30, 2007 mature in 2007 through 2012.

Securities sold under agreement to repurchase decreased by $2.2 million for the year ended September 30, 2007 due to lower balances from existing customers. Accrued interest on deposits increased due to higher money market and certificate balances, and rate and timing of payments. Other liabilities increased as a result of the timing of payroll payments and higher accrued bonuses and other accrual items.

Results of Operations for the Years Ended September 30, 2007, 2006 and 2005

Overview.

	Years Ended September 30,			% Change	% Change
	2007	2006	2005	2007/2006	2006/2005
	(Dollars in thousands)

Net earnings	$1,944	$1,463	$1,505	32.9%	(2.8)%
Return on assets (1)	0.63%	0.56%	0.67%	12.5	(16.4)
Return on stockholders’ equity (2)	3.94	5.47	7.28	(28.0)	(24.9)
Stockholders’ equity-to-assets ratio (3)	16.00	10.16	9.16	57.5	10.9
Dividend payout ratio (4)	23.86	29.86	28.26	(20.1)	5.7

(1)	Net earnings divided by average assets.
(2)	Net earnings divided by average stockholders’ equity.
(3)	Average stockholders’ equity divided by average total assets.
(4)	Represents dividends paid to shareholders as a percent of net earnings. Does not include dividends waived by Liberty Savings Mutual Holding Company.

2007 vs. 2006. Net earnings increased $481,000, or 32.9%, for the year ended September 30, 2007 compared to the year ended September 30, 2006. The increase in net earnings was due primarily to a $3.9 million or 23.4% increase in interest income, partially offset by a $2.9 million or 38.1% increase in interest expense and a $843,000 or 11.7% increase in noninterest expense. Net interest income increased primarily as a result of an increase in loans receivable, partially offset by a smaller interest rate spread. Noninterest income in 2007 increased primarily due to an increase in the cash surrender value of bank-owned life insurance, deposit account service charges and gains on sale of loans. Noninterest expense increased primarily due to an increase in compensation, occupancy, net expenses from operations from foreclosed real estate and other noninterest expenses, partially offset by a decrease in advertising expenses.

2006 vs. 2005. Net earnings decreased $42,000, or 2.8%, for the year ended September 30, 2006 compared to the year ended September 30, 2005. The decrease in net earnings was due primarily to a $3.8 million or 30.0% increase in interest income, being more than offset by a $2.4 million or 46.8% increase in interest expense, $422,000 or 98.1% increase in provisions for loan losses and a $1.1 million or 18.8% increase in noninterest expense. Net interest income increased primarily as a result of an increase in loans receivable. Noninterest income in 2006 was positively affected by a higher amount of deposit account service charges, loan service charges and gains on sale of loans, partially offset by a decrease in gains on sale of mortgage-backed securities. Noninterest expense increased as a result of increased expenses attributable to new branches.

Net Earnings.

2007 vs. 2006. Net earnings increased by $481,000 from $1.5 million for 2006 to $1.9 million for 2007. The increase was due to higher net interest income and noninterest income, and lower provisions for loan losses, partially offset by higher noninterest expense and income taxes.

2006 vs. 2005. Net earnings remained substantially the same at $1.5 million for both 2005 and 2006, with only a slight decrease of $42,000. The slight decrease in net earnings was due to higher net interest income, being more than offset by higher provisions for loan losses and noninterest expense.

Net Interest Income.

2007 vs. 2006. Net interest income increased by $1.0 million, or 11.1%, from $9.1 million for 2006 to $10.1 million for 2007 as a result of an increase in net earning assets, partially offset by a lower interest rate spread. The increase in net earning assets is due to an increase of $42.6 million, or 17.2%, in interest-earning assets, partially offset by an increase of $24.3 million, or 10.5%, in average interest-bearing liabilities. The interest rate spread decreased from 3.43% for 2006 to 2.97% for 2007.

Interest on loans receivable increased as a result of a higher weighted-average balance and, to a lesser extent a higher average yield. The weighted-average yield on loans increased from 7.59% for 2006 to 7.91% for 2007.

Interest on mortgage-backed securities decreased due to a lower average balance, partially offset by a higher average yield.

Interest on securities increased as a result of a higher average balance and yield, reflecting higher market interest rates. Interest on other interest-earning assets also increased as a result of a higher average balance and yield.

Interest on deposits increased as a result of a higher weighted-average rate and, to a lesser extent a higher weighted-average balance. During 2007, the Bank’s promotion of attractive money market and short-term certificate of deposit rates resulted in increased balances. Higher weighted-average rates resulted from higher market interest rates.

Interest on advances from the Federal Home Loan Bank of Des Moines decreased primarily due to a lower average balance, partially offset by a higher average rate.

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

Interest on deposits increased as a result of a higher weighted-average balance and, to a greater extent, a higher weighted-average rate. During 2006, the Bank’s promotion of attractive certificates of deposit rates resulted in increased balances, particularly in short-term certificates.

Interest on advances from the Federal Home Loan Bank of Des Moines increased primarily due to a higher average rate.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earnings assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. For purposes of this table, average balances have been calculated using month-end balances and, to a lesser extent, daily balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended September 30,
	2007			2006			2005
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$217,841	$17,233	7.91%	$187,818	$14,253	7.59%	$172,869	$11,354	6.57%
Mortgage-backed securities	22,229	933	4.20	25,216	995	3.95	21,656	808	3.73
Securities	43,988	2,076	4.72	29,117	1,170	4.02	14,371	463	3.22
Other interest-earning assets	6,484	321	4.95	5,768	246	4.27	6,942	191	2.75
Total interest-earning assets	290,542	20,563	7.08	247,919	16,664	6.72	215,838	12,816	5.94

Interest-bearing liabilities:
Deposits	225,842	9,084	4.02	193,481	6,007	3.10	168,636	3,979	2.36
Federal Home Loan Bank advances	27,189	1,333	4.90	34,807	1,497	4.30	34,525	1,142	3.31
Securities sold under agreement to repurchase	2,097	77	3.69	2,224	71	3.18	1,058	30	2.81
ESOP note payable	—	—	—	327	25	7.66	415	25	5.93
Total interest-bearing liabilities	$255,128	10,494	4.11	$230,839	7,600	3.29	$204,634	5,176	2.53

Net interest income before provision for loan losses		$10,069			$9,064			$7,640
Net interest-earning assets	$35,414			$17,080			$11,204
Interest rate spread			2.97%			3.43%			3.41%
Net yield on average interest-earning assets			3.47%			3.66%			3.54%
Ratio of average interest-earning assets to average interest-bearing liabilities	113.88%			107.40%			105.48%

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

	Year Ended September 30, 2007 vs. 2006				Year Ended September 30, 2006 vs. 2005
	Increase (Decrease) due to:				Increase (Decrease) due to:
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)
Interest income:
Loans receivable	$2,279	$605	$96	$2,980	$982	$1,764	$153	$2,899
Mortgage-backed securities	(118)	63	(7)	(62)	132	47	8	187
Securities	598	204	104	906	474	115	118	707
Other interest-earning assets	31	39	5	75	(32)	105	(18)	55
Total interest-earning assets	$2,790	$911	$198	$3,899	$1,556	$2,031	$261	$3,848

Interest expense:
Deposits	1,003	1,777	297	3,077	586	1,258	184	2,028
Federal Home Loan Bank advances	(328)	209	(45)	(164)	9	342	4	355
Securities sold under agreement to repurchase	(4)	11	(1)	6	33	4	4	41
ESOP note payable	(25)	(25)	25	(25)	(5)	7	(2)	—
Total interest-bearing liabilities	646	1,972	276	2,894	623	1,611	190	2,424
Change in net interest income	$2,144	$(1,061)	$(78)	$1,005	$933	$420	$71	$1,424

Provision for Loan Losses.

2007 vs. 2006. Provision for loan losses decreased from $852,000 for 2006 to $602,000 for 2007. At September 30, 2007, the allowance for loan losses was $3.0 million, or 1.1% of the gross loan portfolio, compared to $2.1 million or 0.9% of the loan portfolio at September 30, 2006. At September 30, 2007, loans secured by non-construction single-family properties totaled 15.6% of total loans and 7.0% of the allowance for loan losses was allocated to these loans. All other loans totaled 84.4% of the portfolio and 93.0% of the allowance for loan losses.

During the year ended September 30, 2007, we recorded a provision for loan losses of $602,000, a decrease of 29.3% from the provision for loan losses of $852,000 recorded for the year ended September 30, 2006. The decreased provision is the result of an increase in recoveries of previously charged off loans.

Non-accrual loans amounted to $3.4 million and $1.5 million at September 30, 2007 and 2006, respectively. Other impaired loans, single family specs decreased by $2.7 million due to the foreclosure of such properties, primarily in November 2006. There were net recoveries of $265,000 during 2007 compared to net charge-offs of $470,000 during 2006. Recoveries in 2007 included $506,000 which were related to previously charged-off loans secured by 1-4 family investment properties.

2006 vs. 2005. Provision for loan losses increased from $430,000 for 2005 to $852,000 for 2006. At September 30, 2006, the allowance for loan losses was $2.1 million, or 0.9% of the gross loan portfolio, compared to $1.8 million or 0.9% of the loan portfolio at September 30, 2005. At September 30, 2006, loans secured by non-construction single-family properties totaled 18.5% of total loans and 9.3% of the allowance for loan losses was allocated to these loans. All other loans totaled 81.5% of the portfolio and 90.7% of the allowance for loan losses.

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

Noninterest Income.  The following table shows the components of noninterest income and the percentage changes for the years ended September 30, 2007 and 2006.

	Years Ended September 30,			% Change	% Change
	2007	2006	2005	2007/2006	2006/2005
	(Dollars in thousands)

Loan service charges	$90	$69	$53	30.3%	29.0%
Gain on sale of mortgage-backed securities available for sale	—	—	10	—	(100.0)
Gain on sale of loans	247	203	194	21.8	4.7
Change in cash surrender value of BOLI	101	—	—	100.0	—
Deposit account service charges	1,039	965	943	7.7	2.4
Total	$1,477	$1,237	$1,200	19.4	3.1

2007 vs. 2006. Noninterest income increased from $1.2 million for 2006 to $1.5 million for 2007 due to an increase in the cash surrender value of bank-owned life insurance, deposit account service charges, gains on sale of loans and loan service charges.

The Bank recognized gains on sale of loans of $247,000 and $203,000 for the years ended September 30, 2007 and 2006, respectively. During 2007 and 2006, we sold loans to secondary market investors totaling $20.1 million and $19.3 million, respectively.

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

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended September 30, 2007 and 2006.

	Years Ended September 30,			% Change	% Change
	2007	2006	2005	2007/2006	2006/2005
	(Dollars in thousands)
Compensation and benefits	$4,445	$3,975	$3,302	11.8%	20.4%
Occupancy expense	625	508	433	22.8	17.4
Equipment and data processing expense	798	740	770	7.9	(4.0)
Operations from foreclosed real estate, net	356	139	(22)	156.4	736.4
Federal deposit insurance premiums	41	24	23	72.5	5.6
Professional and regulatory services	408	347	305	17.6	13.6
Advertising	255	414	315	(38.4)	31.6
Correspondent banking charges	260	260	216	0.2	20.7
Supplies	138	182	141	(24.6)	29.7
Other	720	614	582	17.3	5.4
Total noninterest expense	$8,046	$7,203	$6,065	11.7%	18.8%

Efficiency ratio (1)	69.7%	69.9%	68.6%

(1) Computed as noninterest expense divided by the sum of net interest income and noninterest income.

2007 vs. 2006. Noninterest expense increased from $7.2 million for 2006 to $8.0 million for 2007. Compensation and benefit expense increased due to the costs associated with the additional staff for the new branches and higher ESOP and stock-based compensation plan expenses.

On October 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123(R)), “Share-Based Payment”, using the modified prospective method. Under this method compensation expense is recognized based on the fair value of unvested stock awards at the implementation of SFAS No. 123(R) and new awards granted thereafter, which includes restricted stock and stock awards at the grant date and is recognized on a straight-line basis over the requisite service period. The fair value of stock options is estimated at the date of grant using the Black-Scholes pricing model and related assumptions. Prior to October 1, 2006, the Company applied the intrinsic value method of accounting for stock-based compensation expense under APB No. 25 and adopted the disclosure requirements. Under the intrinsic value method, no compensation expense was recognized in the financial statements since the exercise price of the Company’s stock was equal to the market price of the stock at the grant date.

During 2007, the Company recognized stock option expense and restricted stock award expense of $68,000 and $163,000, respectively. During both 2006 and 2005, the Company recognized stock option expense and restricted stock award expense of $0 and $28,000, respectively. At September 30, 2007, total unrecognized stock option expense was approximately $219,000 and is expected to be recognized over the weighted-average period of 3.40 years. At September 30, 2007, total unrecognized restricted stock award expense was $1.1 million and is expected to be recognized over the next 4.4 years.

Operations for foreclosed real estate, net increased from a loss of $139,000 to $356,000 for the years ended September 30, 2006 and 2007, respectively. The Bank recognized net losses for 2006 and 2007 on sale of foreclosed real estate of $89,000, and $288,000, respectively. Occupancy expense increased due to the opening of the new branches. There were also modest increases in professional and regulatory services, equipment and data processing expense and a small decrease in supplies expense. Advertising expense decreased due to lower direct mail costs. Other noninterest expense increased from $614,000 for 2006 to $720,000 for 2007 due primarily to higher stock administration and data line expense.

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

Income Taxes.

2007 vs. 2006. Income tax expense for the year ended September 30, 2007 was $954,000 compared to $783,000 for the year ended September 30, 2006. Income taxes increased due to an increase in earnings, partially offset by additional purchases of tax-exempt municipal securities. The effective tax rate for 2007 was 32.9% compared to 34.9% for 2006.

2006 vs. 2005. Income tax expense for the year ended September 30, 2006 was $783,000 compared to $841,000 for the year ended September 30, 2005. Income taxes decreased due to additional purchases of tax-exempt municipal securities. The effective tax rate for 2006 was 34.9% compared to 35.9% for 2005.

Stockholders’ Equity.

2007 vs. 2006. Stockholders’ equity increased by $1.2 million from $49.0 million at September 30, 2006 to $50.2 million at September 30, 2007 primarily due to an increase in net earnings of $1.9 million, the amortization of ESOP and stock-based compensation expenses of $563,000 and a decrease in unrealized losses on investments and mortgage-backed securities, net of taxes of $478,000, partially offset by the payment of dividends of $464,000 and the purchase of common stock used to fund restricted stock awards of $1.4 million.

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

Real estate acquired by the Bank as a result of foreclosure is classified as foreclosed real estate until such time as it is sold. When such property is acquired, a new appraisal is obtained and it is recorded at the lower of its unpaid principal or fair value, less estimated selling costs. Any required write-down of the loan to its fair value upon foreclosure is charged against the allowance for losses.

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

The following table sets forth information with respect to our nonperforming assets at the dates indicated.

	At September 30,
	2007		2006	2005	2004		2003
	(Dollars in thousands)
Loans accounted for on a non-accrual basis: (1)
Single and multi-family loans		$104	$828	$351		$723	$	―
Real estate construction spec loans		1,932	304	556		―		―
Land development loans		1,386	―	―		―		―
Consumer		―	349	―		―		―
Total non-accrual loans		3,422	1,481	907		723		―

Accruing loans which are contractually past due 90 days or more – single-family loans (1)		―	58	―		―		―
Total non-accrual and 90 days or more past due loans		3,422	1,539	907		723		―
Other impaired loans - single family 1-4 units, investment property		―	―	403		2,933		―
Other impaired loans - single family, spec		―	2,682	―		―		―
Troubled debt restructuring (2)		―	―	―		―		274

Foreclosed real estate held for sale		1,676	1,580	1,530		547		―
Total nonperforming assets		5,098	5,801	2,840		4,203		274
Allowance for losses on impaired loans		370	258	199		655	$	―
Impaired loans with no related allowance for loan losses	$	―	$58	$116	$	―	$	―
Non-accrual and 90 days or more past due loans as a percentage of total loans, net		1.47%	2.11%	0.55%		0.45%		―	%
Non-accrual and 90 days or more past due loans as a percentage of total assets		1.03%	1.47%	0.38%		0.34%		―	%
Nonperforming assets as a percentage of total assets		1.53%	2.02%	1.20%		1.97%		0.15%

(1) Interest on delinquent loans is accrued to income to the extent considered collectible.
(2) As defined in Statement of Financial Accounting Standards No. 15.

Non-performing assets totaled $5.1 million, or 1.53% of total assets, at September 30, 2007, which was a decrease of $703,000 or 12.1%, from $5.8 million, or 2.02% of total assets, at September 30, 2006. Non-performing assets at September 30, 2007 consisted of $3.4 million in non-accrual loans, and $1.7 million in foreclosed real estate. At September 30, 2007, non-accrual loans consisted of $1.9 million in real estate construction loans, $104,000 in single-family loans and one land development loan totaling $1.4 million.

Interest income that would have been recorded for the year ended September 30, 2007 had nonaccrual loans been current according to their original terms amounted to $70,389. There was no interest income recognized on such loans during the period the loans were classified as nonaccrual in 2007.

Foreclosed real estate owned by the Bank at September 30, 2007 totaled $1.7 million compared to $1.6 million at September 30, 2006. Foreclosed real estate at September 30, 2007 included five 1-4 family properties, five 1-4 family construction properties and one lot.

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

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At September 30,
	2007	2006	2005
	(In thousands)
Special mention assets	$1,386	$2,986	$1,729
Substandard assets (1)	5,435	3,149	2,854
Doubtful assets	105	196	―
Loss assets	―	―	―
Total classified assets	$6,926	$6,331	$4,583

(1)	Includes foreclosed real estate of $1,675,871, $1,579,848 and $1,529,586 at September 30, 2007, 2006 and 2005, respectively.

The increase in our substandard assets at September 30, 2007 compared to September 30, 2006 was due to classification of several spec construction loans. Substandard assets increased from $3.1 million at September 30, 2006 to $5.4 million at September 30, 2007. Our substandard loans at September 30, 2007 consisted primarily of eighteen loans to four individuals totaling $3.8 million secured by spec homes and residential lots. During November 2007, the Bank foreclosed on five of these properties totaling $908,000.

Special mention assets at September 30, 2007 consisted of one loan totaling $1.4 million secured by land for the development of multi-family lots.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At September 30,
	2007		2006		2005
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due		60-89 Days Past Due
	(In thousands)
Real estate – mortgage loans	$155	$31	$1,533	$746	$	―	$559
Construction loans	—	2,233	635	323		―	345
Commercial loans	906	95	—	—		―	―
Consumer loans	97	10	83	—		69	43
Total	$1,158	$2,369	$2,251	$1,069		$69	$947

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

At September 30, 2007, our allowance for loan losses represented 1.1% of total gross loans and 87.98% of non-performing loans. The allowance for loan losses increased $867,000 from September 30, 2006 to September 30, 2007 due to a provision for loan losses of $602,000 and recoveries totaling $532,000, partially offset by charge-offs of loans totaling $267,000. There was no material change in the loss factors used to calculate the allowance from September 30, 2006 to September 30, 2007.

At September 30, 2006, our allowance for loan losses represented 0.9% of total gross loans and 50.80% of non-performing loans. The allowance for loan losses increased $382,000 from September 30, 2005 to September 30, 2006 due to a provision for loan losses of $852,000, partially offset by net charge-offs of loans totaling $470,000. There was no material change in the loss factors used to calculate the allowance from September 30, 2005 to September 30, 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,
	2007		2006
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)
Real estate – mortgage:
Single-family 1-4 units	$210	15.64%	$200	18.48%
Multi-family 5 or more units	75	4.57	61	4.52
Real estate construction loans	1,941	47.12	787	43.25
Commercial real estate loans	562	21.44	781	23.13
Commercial business loans	211	6.72	126	4.89
Consumer loans	12	4.51	189	5.73
Total allowance for loan losses	$3,011	100.00%	$2,144	100.00%

	At September 30,
	2005		2004		2003
	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans	Amount	Percent of Loans in Each Category to Total Gross Loans
	(Dollars in thousands)
Real estate – mortgage:
Single-family 1-4 units	$268	20.71%	$593	28.71%	$159	36.28%
Multi-family 5 or more units	102	8.20	277	6.96	111	6.77
Real estate construction loans	565	42.01	579	38.86	512	33.40
Commercial real estate loans	672	19.74	423	16.38	287	14.53
Commercial business loans	65	2.83	54	2.57	127	2.73
Consumer loans	90	6.51	98	6.52	101	6.29
Total allowance for loan losses	$1,762	100.00%	$2,024	100.00%	$1,297	100.00%

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

Analysis of Loan Loss Experience. The following table sets forth an analysis of the Bank’s allowance for loan losses for the years indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to income.

	Years Ended September 30,
	2007	2006	2005	2004	2003

Balance at beginning of year	$2,144	$1,762	$2,024	$1,297	$1,067

Loans charged-off:
Single-family 1-4 units	(82)	(261)	(482)	(132)	(2)
Multi-family 5 or more units	―	(113)	―	―	―
Real estate construction loans	(140)	(78)	(197)	―	―
Commercial business loans	(35)	―	―	―	―
Consumer loans	(10)	(20)	(16)	(33)	(14)
Total charge-offs	(267)	(472)	(695)	(165)	(16)

Recoveries:
Single-family 1-4 units	511	―	1	6	―
Multi-family 5 or more units	18	―	―	1	―
Real estate construction	―	1	―	―	40
Consumer loans	3	1	2	―	―
Total recoveries	532	2	3	7	40
Net loans charged-off	265	(470)	(692)	(158)	24
Provision for loan losses	602	852	430	885	206
Balance at end of year	$3,011	$2,144	$1,762	$2,024	$1,297
Ratio of allowance for losses to gross loans receivable	1.13%	0.93%	0.93%	1.09%	0.80%
Ratio of net loan charge-offs (recoveries) to average loans outstanding during the year	(0.12)%	0.25%	0.40%	0.09%	(0.02)%

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

Net Portfolio Value Simulation Analysis. We use an interest rate sensitivity analysis prepared by the OTS to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at September 30, 2007 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change.

Change	Estimated Net Portfolio Value			NPV as % of PV of Assets
(In Basis Points) in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
	(Dollars in thousands)

+300	$39,835	(9,198)	(19)%	11.87%	(236)
+200	42,833	(6,200)	(13)	12.66	(157)
+100	45,927	(3,106)	(6)	13.45	(78)
+50	47,516	(1,517)	(3)	13.85	(38)
0	49,033	—	—	14.23	—
(50)	50,244	1,211	2	14.52	29
(100)	51,465	2,432	5	14.82	59
(200)	53,680	4,647	9	15.34	111

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

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2007, cash and cash equivalents amounted to $9.0 million. Securities classified as available for sale, which provide additional sources of liquidity, totaled $48.0 million at September 30, 2007. In addition, at September 30, 2007, we had the ability to borrow an additional amount of approximately $37.9 million from the Federal Home Loan Bank of Des Moines, in the form of available overnight lines of credit. On that date, we had 2.0 million in overnight advances outstanding.

At September 30, 2007, we had $78.1 million in loan commitments outstanding, which included $31.3 million in undisbursed loans and $13.2 million in unused lines of credit. Certificates of deposit due within one year of September 30, 2007 totaled $126.6 million, or 89.4% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the current interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of September 30, 2007.

		Payments due by period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than 5 Years
	(In thousands)

Federal Home Loan Bank advances	$26,430	$22,055	$200	$4,175	$—
Securities sold under agreement to repurchase	1,221	681	540	—	—
Operating lease obligations	1,392	92	183	193	924
Total	$29,043	$22,828	$923	$4,368	$924

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

The following table presents our primary investing and financing activities during the years indicated.

	Years Ended September 30,
	2007	2006	2005

Investing activities:
Net change in loans receivable	$(35,402)	$(40,028)	$(5,727)
Purchases of securities (1)	(16,946)	(22,529)	(28,613)
Proceeds from calls, maturities and principal repayments of securities (1)	10,579	11,486	12,950
Proceeds from sales of securities (1)	—	—	1,884
Financing activities:
Increase (decrease) in deposits	53,835	16,854	28,688
Increase (decrease) in Federal Home Loan Bank borrowings	(7,633)	3,567	(6,633)

(1) Includes mortgaged-backed securities.

Capital Management. We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2007, the Bank exceeded all of its regulatory capital requirements. The Bank is considered “well capitalized” under regulatory guidelines

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to consolidated financial statements. We currently have no plans to engage in hedging activities in the future.

For the year ended September 30, 2007, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

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
Liberty, Missouri

We have audited the accompanying consolidated balance sheets of Liberty Bancorp, Inc. and subsidiary (“the Company”) as of September 30, 2007 and 2006 and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Bancorp, Inc. and subsidiary as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Michael Trokey & Company, P.C.
St. Louis, Missouri
December 20, 2007

LIBERTY BANCORP, INC.

Consolidated Balance Sheets
September 30, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	$6,502,289	6,943,701
Federal funds sold	2,540,000	6,460,000
Total cash and cash equivalents	9,042,289	13,403,701
Securities available for sale, at market value (amortized cost of $47,789,202 and $36,146,235, respectively)	47,982,519	35,882,630
Stock in Federal Home Loan Bank of Des Moines	1,531,200	1,952,900
Mortgage-backed securities:
Available for sale, at market value (amortized cost of $19,620,825 and $24,863,446, respectively)	19,276,996	24,217,321
Loans receivable, net of allowance for loan losses of $3,010,904 and $2,144,121, respectively	232,307,925	200,222,378
Loans held for sale	719,086	459,201
Premises and equipment, net	8,744,846	6,700,189
Bank-owned life insurance (BOLI)	8,101,192	—
Foreclosed real estate, net	1,675,871	1,579,848
Accrued interest receivable	2,055,814	1,486,355
Other assets	214,823	182,242
Deferred tax asset	1,533,426	1,474,600
Total assets	$333,185,987	287,561,365

Liabilities and Stockholders' Equity
Deposits	$252,305,482	198,470,979
Accrued interest payable on deposits	601,285	316,366
Advances from FHLB	26,430,394	34,063,738
Securities sold under agreement to repurchase	1,221,184	3,383,997
Advances from borrowers for taxes and insurance	905,606	843,512
Other liabilities	1,439,195	1,340,470
Accrued income taxes	88,308	160,727
Total liabilities	282,991,454	238,579,789
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; shares issued and outstanding - none	—	—
Common stock, $0.01 par value; 20,000,000 shares authorized; 4,761,187 and 4,760,137 shares issued and outstanding	47,612	47,601
Additional paid-in capital	31,923,289	33,001,965
Common stock acquired by ESOP	(701,309)	(933,192)
Common stock acquired by Incentive Plan	—	(18,676)
Accumulated other comprehensive earnings, net	(12,619)	(573,130)
Retained earnings - substantially restricted	18,937,560	17,457,008
Total stockholders' equity	50,194,533	48,981,576
Total liabilities and stockholders' equity	$333,185,987	287,561,365

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Earnings

Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Interest income:
Loans receivable	$17,233,026	14,252,869	11,354,201
Mortgage-backed securities	933,469	995,097	808,336
Securities - taxable	1,714,706	944,316	373,563
Securities - non-taxable	361,092	225,101	89,103
Other interest-earning assets	320,881	246,458	190,615
Total interest income	20,563,174	16,663,841	12,815,818
Interest expense:
Deposits	9,084,278	6,006,960	3,978,568
Securities sold under agreement to repurchase	77,323	70,787	29,776
ESOP note payable	—	25,068	24,612
Advances from FHLB	1,332,527	1,496,864	1,142,249
Total interest expense	10,494,128	7,599,679	5,175,205
Net interest income	10,069,046	9,064,162	7,640,613
Provision for loan losses	602,089	852,000	430,000
Net interest income after provision for loan losses	9,466,957	8,212,162	7,210,613
Noninterest income:
Loan service charges	89,507	68,700	53,251
Gain on sale of MBSs available for sale	—	—	9,711
Gain on sale of loans	247,339	202,992	193,812
Change in cash surrender value of BOLI	101,192	—	—
Deposit account service charges	1,039,412	965,234	942,892
Total noninterest income	1,477,450	1,236,926	1,199,666
Noninterest expense:
Compensation and benefits	4,445,083	3,974,833	3,302,387
Occupancy expense	624,759	508,583	433,148
Equipment and data processing expense	798,133	739,676	770,155
Operations from foreclosed real estate, net	356,348	138,980	(21,837)
Federal deposit insurance premiums	41,048	23,794	22,529
Professional and regulatory services	407,760	346,821	305,327
Advertising	254,930	413,923	314,449
Correspondent banking charges	260,576	260,175	215,562
Supplies	137,693	182,662	140,802
Other	719,683	613,706	582,095
Total noninterest expense	8,046,013	7,203,153	6,064,617
Earnings before income taxes	2,898,394	2,245,935	2,345,662
Income taxes:
Current	1,338,000	926,000	675,000
Deferred	(384,000)	(143,000)	166,000
Total income taxes	954,000	783,000	841,000
Net earnings	$1,944,394	1,462,935	1,504,662

Basic earnings per share	$0.42	0.32	0.32
Diluted earnings per share	$0.42	0.31	0.32

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Comprehensive Earnings

Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005

Net earnings	$1,944,394	1,462,935	1,504,662
Other comprehensive earnings:
Unrealized gain (loss) on securities and MBSs available for sale, net:
Reclassification adjustment for gains included in earnings, net of tax of $0, $0 and $3,399, respectively	-	-	(6,312)
Unrealized gains (losses) arising during the year, net of tax of $280,911, $137,114, and $178,222, respectively.	478,307	(233,465)	(303,460)
Adjustment to initially apply SFAS Statement No. 158, net of tax of $44,264	82,204	-	-
Comprehensive earnings	$2,504,905	1,229,470	1,194,890

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Stockholders’ Equity

Years Ended September 30, 2007, 2006 and 2005

			Common	Common		Accumulated
		Additional	Stock	Stock		Other	Total
	Common	Paid-In	Acquired	Acquired by	Retained	Comprehensive	Stockholders'
	Stock	Capital	by ESOP	Incentive Plan	Earnings	Earnings, Net	Equity

Balance at September 30, 2004	$1,354,576	3,987,154	(404,878)	(74,668)	15,351,468	(29,893)	20,183,759

Shares acquired by ESOP	-	-	(53,847)	-	-	-	(53,847)
Shares issued under stock-based incentive plan	3,200	71,075	-	-	-	-	74,275
Amortization of ESOP award	-	48,759	80,045	-	-	-	128,804
Amortization of stock awards	-	-	-	27,996	-	-	27,996
Unrealized loss on securities available for sale, net	-	-	-	-	-	(309,772)	(309,772)
Cash dividends of $.23 per share	-	-	-	-	(425,181)	-	(425,181)
Net earnings	-	-	-	-	1,504,662	-	1,504,662

Balance at September 30, 2005	1,357,776	4,106,988	(378,680)	(46,672)	16,430,949	(339,665)	21,130,696

Refinance of ESOP	-	-	412,316	-	-	-	412,316
Shares acquired by ESOP	-	-	(33,714)	-	-	-	(33,714)
Shares issued under stock-based incentive plan	100	2,300	-	-	-	-	2,400
Amortization of ESOP award	-	72,065	234,882	-	-	-	306,947
Amortization of stock awards	-	-	-	27,996	-	-	27,996
Unrealized loss on securities available for sale, net	-	-	-	-	-	(233,465)	(233,465)
Issuance and exchange of common stock	(1,310,275)	28,820,612	(1,167,996)	-	-	-	26,342,341
Cash dividends of $.20 per share	-	-	-	-	(436,876)	-	(436,876)
Net earnings	-	-	-	-	1,462,935	-	1,462,935

Balance at September 30, 2006	$47,601	33,001,965	(933,192)	(18,676)	17,457,008	(573,130)	48,981,576

Shares issued under stock-based incentive plan	11	8,684	-	-	-	-	8,695
Amortization of ESOP award	-	100,852	231,883	-	-	-	332,735
Reclass to apply SFAS No. 123(R)	-	(18,676)	-	18,676	-	-	-
Amortization of stock awards	-	162,519	-	-	-	-	162,519
Amortization of stock option grants	-	67,553	-	-	-	-	67,553
Unrealized gain on securities available for sale, net	-	-	-	-	-	478,307	478,307
Unrealized gain to initally apply SFAS No. 158, net	-	-	-	-	-	82,204	82,204
Repurchase of common stock for incentive stock award plan	-	(1,399,608)	-	-	-	-	(1,399,608)
Cash dividends of $.10 per share	-	-	-	-	(463,842)	-	(463,842)
Net earnings	-	-	-	-	1,944,394	-	1,944,394

Balance at September 30, 2007	$47,612	31,923,289	(701,309)	-	18,937,560	(12,619)	50,194,533

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:
Net earnings	$1,944,394	1,462,935	1,504,662
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Depreciation expense	463,259	444,591	405,246
ESOP expense	332,735	306,947	128,804
Incentive Plan expense	230,072	27,996	27,996
Amortization of premiums on investments, net	(32,714)	75,149	174,551
Amortization of unearned discount on loans and deferred loan fees, net	(294,752)	(441,229)	(428,290)
Provision for loan losses	602,089	852,000	430,000
Loans held for sale - originated	(20,353,682)	(17,655,681)	(21,139,599)
Loans held for sale - proceeds from sale	20,341,136	19,484,202	20,325,568
Gain on sale of loans	(247,339)	(202,992)	(193,812)
Increase in cash surrender value of bank-owned life insurance	(101,192)	-	-
Gain on sale of MBSs available for sale	-	-	(9,711)
Loss (gain) on foreclosed real estate, net	288,045	89,170	(77,417)
Decrease (increase) in:
Accrued interest receivable	(569,459)	(398,965)	(242,428)
Other assets	(32,581)	68,822	(84,398)
Deferred tax assets	(384,000)	(143,000)	166,000
Increase (decrease) in:
Accrued interest on deposits and other liabilities	510,112	232,568	276,375
Accrued income taxes	(72,419)	160,727	(19,869)
Net cash provided by (used for) operating activities	2,623,704	4,363,240	1,243,678
Cash flows from investing activities:
Net change in loans receivable	(35,401,657)	(40,028,140)	(5,726,621)
Mortgage-backed securities:
Available for sale - purchased	-	(3,451,940)	(13,754,551)
Available for sale - principal collections	5,228,574	6,121,149	7,306,606
Available for sale - proceeds	-	-	1,883,700
Held to maturity - principal collections	-	-	68,785
Securities available for sale:
Purchase	(16,946,207)	(19,076,689)	(14,858,794)
Proceeds from maturity or call	5,350,000	5,365,000	5,575,000
Purchase of stock in FHLB of Des Moines	(1,300,100)	(1,599,700)	(642,000)
Redemption of stock in FHLB of Des Moines	1,721,800	1,326,000	855,300
Proceeds from the sale of foreclosed real estate, net	2,624,705	3,098,369	817,034
Purchase of premises and equipment	(2,507,916)	(1,212,591)	(2,094,112)
Purchase of bank-owned life insurance policy	(8,000,000)	-	-
Net cash provided by (used for) investing activities	$(49,230,801)	(49,458,542)	(20,569,653)

(Continued)

LIBERTY BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended September 30, 2007, 2006 and 2005

(Continued)

	2007	2006	2005

Cash flows from financing activities:
Net increase (decrease) in deposits	$53,834,503	16,854,325	28,687,793
Increase (decrease) in advances from borrowers for taxes and insurance	62,094	(30,127)	(98,272)
Proceeds from advances from the FHLB	276,100,000	377,950,000	35,750,000
Repayment of advances from the FHLB	(283,733,344)	(374,383,344)	(42,383,344)
Securities sold under agreement to repurchase:
Proceeds	51,974,878	55,243,591	32,101,202
Repayments	(54,137,691)	(53,514,345)	(31,140,405)
Repayment of ESOP note payable	-	-	(80,439)
Proceeds from exercise of stock options	8,695	2,400	74,275
Issuance and exchange of common stock	-	26,342,341	-
Repurchase of common stock for stock award plan	(1,399,608)	-	-
Cash dividends	(463,842)	(436,876)	(425,181)
Net cash provided by (used for) financing activities	42,245,685	48,027,965	22,485,629
Net increase (decrease) in cash and cash equivalents	(4,361,412)	2,932,663	3,159,654
Cash and cash equivalents at beginning of year	13,403,701	10,471,038	7,311,384
Cash and cash equivalents at end of year	$9,042,289	13,403,701	10,471,038

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest on deposits	$8,799,195	5,913,587	3,863,868
Interest on ESOP note payable	-	25,068	24,612
Interest on advances from FHLB of Des Moines	1,329,586	1,482,973	1,142,249
Interest on securities sold under agreement to repurchase	77,487	70,517	29,776
Federal income taxes	1,285,000	685,000	650,000
State income taxes	126,889	44,631	80,511
Real estate acquired in settlement of loans	5,383,483	3,237,801	1,721,750
Loans originated to finance the sale of foreclosed real estate	2,374,710	-	-
Transfer of securities and MBSs held to maturity to available for sale	-	-	1,308,092

See accompanying notes to consolidated financial statements.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

September 30, 2007 and 2006 and
Years Ended September 30, 2007, 2006 and 2005

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

b.
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing funds in other banks with original maturities of three months or less. Interest-bearing funds in other banks were $7,175,110 and $11,442,192 at September 30, 2007 and 2006, respectively. A restricted cash deposit of $560,510 related to clearing of checks was held in a correspondent bank at September 30, 2007 and 2006.

c.	Certificates of deposit are carried at cost and have original maturities of more than three months.

d.
Securities and mortgage-backed securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. Securities and mortgage-backed securities not classified as held to maturity securities are classified as available for sale securities and are reported at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity. The bank does not purchase securities and mortgage-backed securities for trading purposes.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

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

f.
Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Such loans are generally placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date. See note 5 for information regarding impaired loans at September 30, 2007, 2006 and 2005.

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

i.
Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs based upon an appraisal of the property. Costs related to improvement of real estate are capitalized. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

j.
Interest on securities, mortgage-backed securities and loans receivable is accrued as earned. Interest on loans receivable contractually delinquent is excluded from income when deemed uncollectible. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest. Accrued interest receivable as of September 30, 2007 and 2006 is summarized as follows:

	2007	2006

Securities	$578,482	326,186
Mortgage-backed securities	82,152	103,751
Loans receivable	1,395,180	1,056,418
	$2,055,814	1,486,355

k.
Bank owned life insurance is carried at the cash surrender value. Changes in the cash surrender value, including interest income, increases and decreases in value and policy expenses, are recognized as a component of noninterest income.

l.
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

m.
On October 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123 (R)), “Share-Based Payment,” using the modified prospective method. Prior periods have not been restated.

Under this method, compensation expense is recognized based on the fair value of unvested stock awards at the implementation date of SFAS No. 123 (R) and new awards granted thereafter, which includes restricted stock and stock options, at the grant date and is recognized on a straight-line basis over the requisite service period. The fair value of stock options is estimated at the date of grant using the Black-Scholes pricing model and related assumptions. The risk-free rate is based on the U.S. Treasury zero-coupon issue with a remaining term equal to the expected term used as an assumption in the model. The expected term is based upon the average of the original contractual term and the vesting term. Since the Company is a relatively new, fully public entity, the expected volatility is based upon the expected volatility of similar fully public entities.

Prior to October 1, 2006, the Company applied the intrinsic value method of accounting for stock-based compensation expense under APB 25 and adopted the disclosure requirements under SFAS No. 123. Under the intrinsic value method no compensation expense was recognized in the financial statements since the exercise price of the Company’s stock was equal to the market price of the stock at the grant date. See also note 12.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

n.
For ESOP shares committed to be released, the Bank recognizes compensation expense equal to the average fair value of the shares committed to be released during the period in accordance with the provisions of Statement of Position 93-6.

o.
Earnings per share are based upon the weighted-average shares outstanding. Weighted-average shares outstanding for periods prior to the July 21, 2006 conversion date have been adjusted by the exchange ratio of 3.5004 to calculate earnings per share. ESOP shares, which have been committed to be released, are considered outstanding and stock options to the extent dilutive.

Following is a summary of basic and diluted earnings per common share for the years ended September 30, 2007, 2006 and 2005.

	2007	2006	2005

Net earnings	$1,944,394	1,462,935	1,504,662

Weighted-average shares - Basic EPS	4,618,323	4,611,910	4,659,718
Stock options - treasury stock method	42,980	65,280	17,437
Weighted-average shares - Diluted EPS	4,661,303	4,677,190	4,677,155

Basic earnings per common share	$0.42	0.32	0.32
Diluted earnings per common share	$0.42	0.31	0.32
Anti-dilutive shares	51,551	—	—

The following table illustrates the effect on net earnings and earnings per share as if the fair value based method had been applied in each year.

	2006	2005

Net earnings	$1,462,935	1,504,662

Total stock-based employee compensation expense determined under fair value based method for stock options, net of related tax effects	(94,194)	(26,546)
Pro-forma net earnings	$1,368,741	1,478,116
Earnings per share:
Basic - as reported	$0.32	0.32
Diluted - as reported	$0.31	0.32
Basic - pro forma	$0.30	0.32
Diluted - pro forma	$0.29	0.32

The options to purchase 38,504 shares granted in 2005 were not included in the computation of diluted earnings per share for the year ended September 30, 2005, since the exercise price was greater than the average market price of the common stock.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

p.	The following paragraphs summarize the impact of new accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109.” This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect FASB Interpretation No. 48 to have a material impact on the Company’s financial position or results of operation.

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

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain items at fair value. Entities shall report unrealized gains and losses on those items which the fair value option has been elected in earnings. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the requirements of the Statement and impact on the Company’s financial position and results of operation.

In November 2007, the Securities and Exchange Commission (“the SEC”) issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings.” SAB No. 109 supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments,” and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB No. 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB No. 109 will have a material impact on the Company’s financial position or results of operation.

(2)  Risks and Uncertainties

The Bank is a community oriented financial institution, which provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate residential real estate loans, commercial business, commercial real estate and consumer loans primarily to customers located in Clay, Clinton, Jackson and Platte Counties of Missouri. Senior management of the Bank monitors the level of net interest income and noninterest income from various products and services. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

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

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision (“OTS”). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. To better control the impact of changes in interest rates, the Bank has sought to improve the match between asset and liability maturities or repricing periods and rates by emphasizing the origination of adjustable-rate mortgage loans, and maintaining a securities and advances from FHLB portfolio primarily with maturities of less than ten years. The Bank is also emphasizing transaction accounts, which are core deposits and are treated favorably in measurement of interest rate risk.

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

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(3)  Securities:

Securities are summarized as follows:

	2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Available for sale - debt securities:
Federal agency obligations	$34,555,418	320,918	(28,288)	34,848,048
State and municipal obligations	12,839,161	2,016	(100,590)	12,740,587
	47,394,579	322,934	(128,878)	47,588,635

Available for sale - equity securities	394,623	-	(739)	393,884

	$47,789,202	322,934	(129,617)	47,982,519

Weighted-average rate	4.72%

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Available for sale - debt securities:
Federal agency obligations	$29,710,739	47,251	(214,897)	29,543,093
State and municipal obligations	6,435,496	2,112	(98,071)	6,339,537
	$36,146,235	49,363	(312,968)	35,882,630

Weighted-average rate	4.44%

Weighted-average rates are based on the coupon rate at the balance sheet date.

Securities having a continuous unrealized loss position for less than twelve months or twelve months or longer as follows:

	Less than 12 Months		12 Months or Longer		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Loss	Value	Loss	Value	Loss
September 30, 2007
Available for sale- debt securities:
Federal agency obligations	$-	-	5,993,047	(28,288)	5,993,047	(28,288)
State and municipal obligations	2,777,801	(21,951)	5,326,202	(78,639)	8,104,003	(100,590)
Available for sale- equity securities	393,884	(739)	-	-	393,884	(739)
	$3,171,685	(22,690)	11,319,249	(106,927)	14,490,934	(129,617)

September 30, 2006
Available for sale- debt securities:
Federal agency obligations	$8,374,951	(46,158)	11,695,124	(168,739)	20,070,075	(214,897)
State and municipal obligations	2,059,406	(29,293)	3,440,664	(68,778)	5,500,070	(98,071)
	$10,434,357	(75,451)	15,135,788	(237,517)	25,570,145	(312,968)

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The Company believes that the decline in value is related to changes in market interest rates and not credit quality of the issuers.

Maturities of debt securities at September 30, 2007 are summarized as follows:

	Available for Sale
	Amortized	Market
	Cost	Value

Due within one year	$4,294,525	4,287,250
Due after one through five years	29,301,961	29,559,122
Due after five through ten years	7,648,617	7,632,427
Due after ten years	6,149,476	6,109,836
	$47,394,579	47,588,635

At September 30, 2007 securities with a carrying value of approximately $23,062,000 are callable at the discretion of the issuer prior to the maturity date. Securities in the amount of $20,967,000 were pledged to secure certain deposits at September 30, 2007.

(4)  Mortgage-Backed Securities:

Mortgage-backed securities (“MBSs”) are summarized as follows:

	2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale:
FHLMC	$12,779,279	6,525	(198,673)	12,587,131
FNMA	6,213,053	192	(135,059)	6,078,186
GNMA	37,454	287	-	37,741
GNMA - CMO	400,055	-	(7,989)	392,066
FHLMC - CMO	43,780	-	(98)	43,682
FNMA - CMO	147,204	-	(9,014)	138,190
	$19,620,825	7,004	(350,833)	19,276,996

Weighted-average rate	4.31%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Available for sale:
FHLMC	$17,364,792	6,636	(422,637)	16,948,791
FNMA	6,486,588	-	(197,399)	6,289,189
GNMA	46,349	189	-	46,538
GNMA - CMO	620,515	-	(20,756)	599,759
FHLMC - CMO	166,975	-	(1,595)	165,380
FNMA - CMO	178,227	-	(10,563)	167,664
	$24,863,446	6,825	(652,950)	24,217,321

Weighted-average rate	4.29%

Weighted-average rates are based on the coupon rate at the balance sheet date. Actual yield is expected to be lower and is affected by prepayments and related premium amortization. At September 30, 2007 and 2006 MBSs included adjustable-rate mortgage loans of $6,384,358 and $8,133,330, respectively. MBSs pledged to secure certain deposits were $1,996,000 at September 30, 2007.

Gross proceeds, gross realized gains and gross realized losses from sale of available for sale mortgage-backed securities are summarized as follows:

	2007	2006	2005

Gross proceeds	$-	-	1,883,700

Gross realized gains	$-	-	9,711
Gross realized losses	-	-	-
	$-	-	9,711

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Mortgage-backed securities having a continuous unrealized loss position for less than twelve months or twelve months or longer are summarized as follows:

	Less than 12 Months		12 Months or Longer		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Loss	Value	Loss	Value	Loss
September 30, 2007
Available for sale:
FHLMC	$828,941	(3,036)	10,146,180	(195,637)	10,975,121	(198,673)
FNMA	-	-	5,891,129	(135,059)	5,891,129	(135,059)
GNMA - CMO	-	-	392,066	(7,989)	392,066	(7,989)
FHLMC - CMO	-	-	43,682	(98)	43,682	(98)
FNMA - CMO	-	-	138,190	(9,014)	138,190	(9,014)
	$828,941	(3,036)	16,611,247	(347,797)	17,440,188	(350,833)

September 30, 2006
Available for sale:
FHLMC	$597,299	(5,522)	13,651,788	(417,115)	14,249,087	(422,637)
FNMA	726,437	(15,474)	5,562,752	(181,925)	6,289,189	(197,399)
GNMA - CMO	-	-	599,759	(20,756)	599,759	(20,756)
FHLMC - CMO	165,380	(1,595)	-	-	165,380	(1,595)
FNMA - CMO	-	-	167,664	(10,563)	167,664	(10,563)
	$1,489,116	(22,591)	19,981,963	(630,359)	21,471,079	(652,950)

The Company believes that the decline in value is related to changes in market interest rates and not credit quality of the issuers.

(5) Loans Receivable, Net

Loans receivable, net are summarized as follows:

	2007	2006

Real estate loans:
Single-family, 1-4 units	$41,749,549	42,623,176
Multi-family, 5 or more units	12,197,677	10,415,654
Construction	125,797,037	99,758,557
Commercial	57,240,734	53,360,110
Commercial business loans	17,950,717	11,270,301
Consumer loans	12,038,005	13,219,410
	266,973,719	230,647,208
Allowance for losses	(3,010,904)	(2,144,121)
Loans in process	(31,315,742)	(27,962,170)
Unearned discounts	-	(4,451)
Deferred loan fees, net	(339,148)	(314,088)
	$232,307,925	200,222,378

Weighted-average rate	7.83%	8.06%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Adjustable-rate loans included in the loan portfolio amounted to $111,674,667 and $118,181,541 at September 30, 2007 and 2006, respectively. Loans serviced for the benefits of others amounted to $5,550,066, $7,312,931 and $9,239,956 at September 30, 2007, 2006 and 2005, respectively.

Real estate construction loans are secured by the following:

	2007	2006

Single-family, spec	$29,331,087	37,764,930
Single-family, custom built	7,097,700	12,252,030
Multi-family, 5 or more units	1,494,997	-
Development	36,407,723	23,960,853
Commercial	51,020,155	25,173,449
Other	445,375	607,295
	$125,797,037	99,758,557

Following is a summary of activity in allowance for losses:

	2007	2006	2005

Balance, beginning of year	$2,144,121	1,762,066	2,024,298
Loan charge-offs	(267,581)	(471,692)	(695,226)
Loan recoveries	532,275	1,747	2,994
Provision charged to expense	602,089	852,000	430,000
Balance, end of year	$3,010,904	2,144,121	1,762,066

A summary of impaired loans follows:

	2007	2006	2005

Nonaccrual loans	$3,422,257	1,481,222	906,934
Accruing loans past due 90 days or more	-	58,156	-
Other impaired loans	-	2,681,561	403,172
Total impaired loans	$3,422,257	4,220,939	1,310,106

Allowance for losses on impaired loans	$370,116	257,609	199,103

Impaired loans with no allowance for loan losses	$-	58,156	116,414

Average balance of impaired loans	$1,331,696	1,350,018	2,607,301

Interest income that would have been recognized	$70,389	108,139	97,652

Interest income recognized	$-	72,433	73,439

On occasion, the Bank originates single-family loans with high loan to value ratios exceeding 90 percent. The Bank does not consider the level of such loans to be a significant concentration of credit risk as of the balance sheet dates presented within the financial statements.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Following is a summary of loans to directors, executive officers and associates of such persons in excess of $60,000 in the aggregate for the year ended September 30, 2007:

Balance, beginning of year	$713,146
Additions	314,971
Repayments	(412,946)
Balance, end of year	$615,171

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(6) Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

	2007	2006

Land	$2,405,041	1,511,277
Office buildings	6,731,896	5,330,549
Furniture and equipment	3,075,123	2,863,800
Building-in-progress	11,974	59,314
	12,224,034	9,764,940
Less accumulated depreciation	3,479,188	3,064,751
	$8,744,846	6,700,189

Depreciation expense for 2007, 2006 and 2005 was $463,259, $444,591 and $405,246 respectively.

The Bank leases the land for one branch office located in Kansas City. The lease expires in November, 2021. The Bank has four successive options to extend the lease term for five years each and a fifth option for a three year period. Rent expense for 2007, 2006 and 2005 amounted to $91,622, $91,622 and $83,987 respectively. Future minimum lease payments are summarized as follows:

October 1, 2007 to September 30, 2008	$91,622
October 1, 2008 to September 30, 2009	91,622
October 1, 2009 to September 30, 2010	91,622
October 1, 2010 to September 30, 2011	92,386
October 1, 2011 to September 30, 2012	100,784
After September 30, 2012	923,855
$1,391,891

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(7) Foreclosed Real Estate, Net

Foreclosed real estate, net is summarized as follows:

	2007	2006

Foreclosed real estate	$1,675,871	1,579,848
Allowance for losses	-	-
	$1,675,871	1,579,848

Following is a summary of activity in allowance for losses:

	2007	2006	2005

Balance, beginning of year	$-	-	-
Gain on sale	58,676	23,846	205,265
Charge-offs	(346,721)	(113,016)	(127,848)
Provision charged to expense	288,045	89,170	(77,417)
Balance, end of year	$-	-	-

(8) Deposits

Deposits are summarized as follows:

	2007	2006
Description and interest rate
Non-interest bearing NOW accounts	$13,616,861	11,895,575
NOW accounts, 1.71% and 1.84%, respectively	21,368,449	25,234,161
Statement accounts, .31% and .31%	7,200,644	7,701,414
Money market accounts, 4.59% and 2.66%, respectively	68,481,779	13,617,376
Total transaction accounts	110,667,733	58,448,526
Certificates:
1.00 - 1.99%	-	5,175
2.00 - 2.99%	300,179	2,254,455
3.00 - 3.99%	9,249,218	33,373,048
4.00 - 4.99%	60,151,774	44,344,132
5.00 - 5.99%	71,936,578	60,045,643
Total certificates, 4.81% and 4.52%, respectively	141,637,749	140,022,453
Total deposits, 4.10% and 3.62%, respectively	$252,305,482	198,470,979

At September 30, 2007 and 2006 deposits included brokered certificates of $14,000,000 and $0, respectively.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Certificate maturities are summarized as follows:

	2007	2006

First year	$126,634,196	118,206,304
Second year	7,495,054	10,727,310
Third year	3,913,756	5,825,725
Fourth year	1,903,419	3,460,833
Fifth year	1,691,324	1,802,281
	$141,637,749	140,022,453

Transaction accounts and certificates in denominations of $100,000 or more amounted to $48,643,943 and $47,732,829, at September 30, 2007, respectively, and $18,070,065 and $37,251,130 at September 30, 2006, respectively.

Interest on deposits is summarized as follows:

	2007	2006	2005

NOW accounts	$458,246	461,254	208,753
Passbook accounts	22,544	30,846	27,952
Money market accounts	1,700,437	506,441	449,249
Certificates	6,903,051	5,008,419	3,292,614
	$9,084,278	6,006,960	3,978,568

(9) Advances from Federal Home Loan Bank of Des Moines

Fixed-rate advances from Federal Home Loan Bank (“FHLB”) of Des Moines are summarized as follows:

Final	Average Interest Rate
Maturity Date	at September 30, 2007	2007	2006

Within one year	4.89%	$21,955,516	23,700,000
After one through three years	-	-	3,788,852
After three through five years	6.01%	4,474,878	5,000,000
After five through ten	-	-	1,574,886
		$26,430,394	34,063,738

Weighted-average rate		5.08%	4.48%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Principal maturities at September 30, 2007 are summarized as follows:

October 1, 2007 to September 30, 2008	$22,055,524
October 1, 2008 to September 30, 2009	100,008
October 1, 2009 to September 30, 2010	100,008
October 1, 2010 to September 30, 2011	3,100,008
October 1, 2011 to September 30, 2012	1,074,846
After September 30, 2012	-
$26,430,394

At September 30, 2007 advances from the FHLB of Des Moines are secured by FHLB stock and one-to-four family, home equity, multi-family, commercial real estate and non-real estate loans amounting to $64,356,000.

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

	Rate at
	September 30,
Maturity Date	2007	2007	2006

Feburary 26, 2009	5.21%	$540,136	516,173

Open line	3.41%	681,048	2,867,824

Total, 4.21% and 3.44%		$1,221,184	3,383,997

Market value of securities		$6,996,954	6,618,484

Average balance of borrowings		$2,097,002	2,224,280

Maximum balance at any month end		$5,690,307	4,400,146

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(11) Income Taxes

The Bank is permitted to make additions to the tax bad debt reserve using the experience method.

The components of the net deferred tax asset are summarized as follows:

	2007	2006

Deferred tax liabilities:
FHLB stock dividends	$(140,625)	(138,750)

Deferred tax assets:
Accrued income and expense and deferred loan fees	304,977	362,039
Allowance for losses on loans and foreclosed real estate	1,129,089	793,325
Unrealized loss on securities available for sale	55,690	336,600
Other	184,295	121,386
Total deferred tax assets	1,674,051	1,613,350
Net deferred tax asset	$1,533,426	1,474,600

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

Income taxes are summarized as follows:

	2007	2006	2005
Current:
Federal	$1,160,000	814,000	630,000
State	178,000	112,000	45,000
	1,338,000	926,000	675,000
Deferred:
Federal	(335,000)	(125,000)	145,000
State	(49,000)	(18,000)	21,000
	(384,000)	(143,000)	166,000
	$954,000	783,000	841,000

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Percentage of Earnings
	Before Income Taxes
	2007	2006	2005
Federal statutory income tax rate	34.0%	34.0%	34.0%
Increases (decreases) in tax rate:
Tax exempt income	(3.5)	(2.9)	(1.1)
Change in cash surrender value of BOLI	(1.2)	-	-
Nondeductible stock option expense	0.7	-	-
State taxes, net of Federal tax benefit	2.9	2.8	1.9
Average fair value versus cost of ESOP shares	1.2	1.1	0.7
Other, net	(1.2)	(0.1)	0.4
Tax rate	32.9%	34.9%	35.9%

(12) Employee Benefits

Defined Contribution Pension Plan (401-K Plan)

The Bank maintains a defined contribution pension plan, which covers substantially all employees. Participants can contribute from 2% to 15% of their salary of which the Bank will match 50% of the employee contribution, up to a maximum of 5% of the employee's salary. Participants are fully vested after five years of service. Pension plan expense was $53,752, $49,439 and $34,461 for 2007, 2006 and 2005, respectively.

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

The following table sets forth the Plan's funded status and amounts recognized in other liabilities in the financial statements:

	2007	2006

Accumulated postretirement benefit obligations	$(257,426)	(318,823)
Unrecognized transition obligation	-	87,752
Unrecognized prior service cost	-	(67,653)
Unrecognized actuarial gain	-	(117,300)
Under (over) accrual	11,230	11,230
Accrued postretirement benefit cost	$(246,196)	(404,794)

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

A reconciliation of the accumulated postretirement benefit obligation is summarized as follows:

	2007	2006

Balance, beginning of year	$(318,823)	(369,957)
Service cost	(6,685)	(6,685)
Interest cost	(18,306)	(22,105)
Benefits paid	37,538	29,873
Actuarial gain	48,850	50,051
Balance, end of year	$(257,426)	(318,823)

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the medical plan is 10% for 2007 and thereafter. The effect of increasing the assumed health care trend rates by one percentage point on the accumulated postretirement benefit obligation and the components of the net periodic cost for postretirement medical benefits at or for the years ended September 30, 2007, 2006 and 2005 was considered immaterial. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.00% at September 30, 2007 and 2006, and 6.00% for the year ended September 30, 2007 and 6.50% for the years ended September 30, 2006 and 2005.

The components of the net periodic cost for postretirement medical benefits are summarized as follows:

	2007	2006	2005

Service cost	$6,685	6,685	6,685
Interest cost	18,306	22,105	23,253
Amortization of transition obligation	12,538	12,538	12,538
Amortization of prior service cost	(9,665)	(9,665)	(9,665)
Amortization of actuarial gain	(12,203)	(4,321)	(6,311)
Over (under) accrual	-	(11,742)	500
Net periodic cost	$15,661	15,600	27,000

Postretirement medical benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are summarized as follows:

October 1, 2007 to September 30, 2008	$36,456
October 1, 2008 to September 30, 2009	38,902
October 1, 2009 to September 30, 2010	41,592
October 1, 2010 to September 30, 2011	44,551
October 1, 2011 to September 30, 2012	47,806
October 1, 2012 to September 30, 2017	60,000
$269,307

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

On September 30, 2007, the Bank adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires the Bank to recognize the funded status of its defined benefit pension plan and other postretirement plan as liabilities in its balance sheet, with a corresponding adjustment to accumulated other comprehensive earnings, net of taxes. The adjustment to accumulated other comprehensive earnings at adoption represents the unrecognized transition obligation, unrecognized prior service cost and net unrecognized actuarial gains. These amounts were previously netted against the funded status of its plans as liabilities. The amounts will be subsequently recognized as net periodic costs. Further, actuarial gains and losses that arise in subsequent periods will be recognized as a component of accumulated other comprehensive earnings. The incremental effect of applying SFAS No. 158 on other liabilities and stockholders equity was considered immaterial.

Amounts recognized in accumulated other comprehensive earnings, net are summarized as follows:

	2007	2006

Unrecognized transition obligation	$75,214	-
Unrecognized prior service cost	(57,988)	-
Unrecognized actuarial gain	(153,948)	-
	(136,722)	-

Tax effect	47,853	-

Unrecognized gain, net of taxes	$(88,869)	-

The estimated amounts that will be amortized from accumulated other comprehensive earnings into net periodic cost for 2008 are as follows:

Unrecognized transition obligation	$12,538
Unrecognized prior service cost	(9,665)
Unrecognized actuarial gain	(21,368)
$(18,495)

Employee Stock Ownership Plan (ESOP)

The Bank has established an ESOP for the benefit of participating employees. Participating employees are employees who are normally scheduled to work at least twenty hours a week. Participant benefits become 20% vested after one year of service, and 20% for each additional year of service until benefits are 100% vested after 5 years for participants hired prior to January 1, 2004. For participants hired after January 1, 2004 benefits become 100% vested after 5 years of service with no vesting prior to that date. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the ESOP loan. Dividends on allocated ESOP shares are paid to participants of the ESOP and charged to retained earnings. The ESOP shares are pledged as collateral on the ESOP loan. As the loan is repaid, shares are released from collateral and allocated to participating employees, based on the proportion of loan repaid and compensation of the participants. The Plan permits offsetting forfeitures against employer contributions. Benefits become payable upon a participant's retirement, death, disability or separation from service. ESOP expense for 2007, 2006 and 2005 was $332,735, $306,947 and $128,804, respectively.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

ESOP shares prior to the July 21, 2006 conversion date have been adjusted by the exchange ratio of 3.5004. The number of ESOP shares allocated, shares released for allocation and unreleased shares at September 30, 2007 were 146,960, 31,134 and 90,853 respectively. The number of ESOP shares allocated, shares released for allocation and unreleased shares at September 30, 2006 was 146,809, 31,275, and 121,987, respectively.

The fair value of unreleased ESOP shares at September 30, 2007 and 2006 was $973,000 and $1,248,000, respectively. The ESOP loan from the Company is secured solely by the common stock at an interest rate of 8.25%.

Stock Options

As authorized by the 2003 Incentive Equity and Deferred Compensation Plan (the “2003 Plan”), the Board of Directors granted 78,760 options to non-employee directors and 96,260 to certain officers and employees during fiscal year 2004. The Plan authorizes the award of up to 258,063 shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock and unrestricted stock. Options expire ten years from the date of the grant. Stock options to directors are fully vested on the grant date of June 16, 2004. Options granted to the Bank’s CEO are vested over three years and three months and options granted to certain other officers and employees are vested over a five-year period. On January 27, 2005 the Board of Directors granted an additional 38,504 options to certain officers and employees. Options granted to the CEO are vested over a period of three years and eight months and options granted to certain officers and employees are vested over a five-year period. On November 23, 2005 the Board of Directors granted an additional 42,440 options to directors and officers. Options granted to the board, CEO, and certain officers, were vested over a ten-month period. At October 1, 2006 there were 57,594 unvested stock options outstanding.

In connection with the completion of the Conversion in July 2006, the Company assumed the Plan and all outstanding options and shares were adjusted based on the 3.5004 exchange ratio. The exercise prices were adjusted to reflect the proportional change in values that resulted from the exchange.

As authorized by the Liberty Bancorp, Inc. 2007 Equity Incentive Plan (the “2007 Plan”), the Board of Directors granted 25,150 options to non-employee directors and 65,500 options to certain officers and employees on February 27, 2007. The 2007 Plan authorizes the award of up to 100,691 options to purchase shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. The Plan provides for the grant of stock options, stock appreciation rights, restricted stock and unrestricted stock. Options expire ten years from the date of the grant. All 90,650 options granted are vested over a five-year period.

The Company has estimated the fair value of awards granted for the years ended September 30, 2007, 2006 and 2005 under its stock option plan utilizing the Black-Scholes pricing model to be $3.00, $1.70, and $1.83, respectively. The assumptions used in the Black-Scholes pricing model were as follows:

	2007	2006	2005
Expected dividend yield	2.00%	3.00%	3.00%
Risk-free interest rate	4.53%	4.23%	3.71%
Expected life of options	7.50 years	5.00 years	6.00 years
Expected volatility	21.70%	25.13%	25.93%

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Stock option compensation expense, as a result of the adoption of SFAS 123R is as follows:

	2007	2006	2005

Pretax	$67,553	-	-

After tax	43,234	-	-

Basic and diluted earnings per share	$0.01	-	-

At September 30, 2007, the total unrecognized compensation expense related to nonvested stock options was approximately $219,000 and is expected to be recognized over the weighted-average period of 3.40 years.

Stock options granted, exercised or forfeited are as follows:

			Weighted -
		Weighted-	Average
	Number	Average	Contractual	Aggregate
	of	Exercise	Term in	Intrinsic
	Shares	Price	Years	Value

Outstanding at September 30, 2004	173,970	$6.84	$9.71	-
Granted	38,504	8.28	-	-
Exercised	(11,201)	6.63	-	-
Expired	-	-	-	-
Forfeited	(3,500)	6.86	-	-
Outstanding at September 30, 2005	197,773	$7.13	$8.86	152,107
Granted	42,440	8.07	-	-
Exercised	(350)	6.86	-	-
Expired	-	-	-	-
Forfeited	(4,900)	6.86	-	-
Outstanding at September 30, 2006	234,963	$7.31	$8.07	686,092
Granted	90,650	11.27	-	-
Exercised	(1,050)	8.28	-	-
Expired	-	-	-	-
Forfeited	(1,500)	11.27	-	-
Outstanding at September 30, 2007	323,063	$8.42	$7.75	797,568
Exercisable at September 30, 2007	194,005	7.20	7.10	681,567
Vested and expected to vest at
September 30, 2007	194,005	$7.20	7.10	681,567

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

A summary of the total value of options exercised, the amount of cash received from the exercise of stock options, and the fair value of shares vested is as follows for the years indicated.

	2007	2006	2005

Intrinsic value of options exercised	$2,909	500	15,747

Cash received from the exercise of options	8,695	2,400	74,275

Fair value of shares vested	268,769	636,465	163,955

Shares exercisable and weighted average exercise prices were 194,005 and $7.20 at September 30, 2007, respectively, 170,208 and $7.19 at September 30, 2006, respectively, and 104,662 and $6.86 at September 30, 2005, respectively.

Restricted Stock Awards

During fiscal year 2004, as authorized by the 2003 Plan, two directors each received a restricted stock award of 6,125 shares as adjusted by the exchange ratio of 3.5004, which vests over three years. On February 27, 2007, as authorized by the 2007 Plan, the Board of Directors granted 31,400 restricted stock awards to non-employee directors and 78,000 awards to certain officers and employees. The 2007 Plan authorizes the award of up to 125,649 shares of common stock, subject to restrictions, to be issued to directors, officers and employees of the Bank. Subsequently, 125,649 shares were repurchased by a trust to fund the restricted stock awards. All awards are vested over a five-year period. A summary of the Company’s restricted stock compensation expense is as follows:

	2007	2006	2005

Restricted Compensation Expense	$162,519	27,996	27,996

At September 30, 2007, the total unrecognized expense was $1.1 million and is expected to be recognized over the next 4.4 years.

A summary of the Company’s nonvested stock award activity for 2007 is as follows:

	Number	Weighted-
	of	Average
	Nonvested	Grant Date
	Shares	Fair Value
Nonvested at October 1, 2006	4,080	$6.86
Granted	109,400	11.27
Vested	(4,080)	6.86
Forfeited	-	-
Nonvested at September 30, 2007	109,400	$11.27

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Directors’ Retirement Plan

The Bank has adopted a retirement plan for directors elected before 1994. The plan provides that each non-employee director (participant) shall receive upon retirement a benefit in equal annual installments over a ten-year period. The annual benefit will be based upon the product of the participant's vesting percentage and $8,000 for currently retired directors and surviving spouses. For three directors covered under the plan, the annual benefit was amended and will be based upon the product of the participant’s vesting percentage and $15,000.

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

The following table sets forth the plan's funded status and amounts recognized in other liabilities in the financial statements:

	2007	2006
Actuarial present value of benefit obligations - vested accumulated benefits	$(222,934)	(234,288)
Unrecognized prior service cost	-	52,681
Unrecognized actuarial gain	-	(38,811)
Overaccrual	(4,994)	(1,856)
Accrued directors' retirement plan	$(227,928)	(222,274)

A reconciliation of the accumulated benefit obligation is summarized as follows:

	2007	2006

Balance, beginning of year	$(234,288)	(243,936)
Service cost	(2,597)	(2,597)
Interest cost	(14,057)	(15,336)
Benefits paid	31,000	16,000
Actuarial gain (loss)	(2,992)	11,581
Balance, end of year	$(222,934)	(234,288)

The average discount rate used in determining the accumulated benefit obligation was 6.00% at September 30, 2007 and 2006, and 6.00% for the year ended September 30, 2007 and 6.50% for the years ended September 30, 2006 and 2005.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

Net pension cost includes the following components:

	2007	2006	2005

Service costs - benefits earned during the year	$2,597	2,597	2,597
Interest cost on benefit obligation	14,057	15,336	15,706
Amortization of prior service cost	7,526	7,526	9,431
Amortization of actuarial gain	(918)	(405)	(234)
Overaccrual	3,138	1,346	500
Net pension cost	$26,400	26,400	28,000

Retirement benefits under the plan expected to be paid in each of the next five years and in the aggregate for the five years thereafter are summarized as follows:

October 1, 2007 to September 30, 2008	$31,000
October 1, 2008 to September 30, 2009	31,000
October 1, 2009 to September 30, 2010	23,000
October 1, 2010 to September 30, 2011	15,000
October 1, 2011 to September 30, 2012	15,000
October 1, 2012 to September 30, 2017	75,000
$190,000

Amounts recognized in accumulated other comprehensive earnings, net are summarized as follows:

	2007	2006

Unrecognized prior service cost	$45,155	-
Unrecognized actuarial gain	(34,901)	-
	10,254	-

Tax effect	(3,589)	-

Unrecognized loss, net of taxes	$6,665	-

The estimated amounts that will be amortized from accumulated other comprehensive earnings into net periodic cost for 2008 are as follows:

Unrecognized prior service cost	$7,526
Unrecognized gain	(2,101)
$5,425

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

(13) Stockholders’ Equity, Minimum Regulatory Capital Requirements and Subsequent Event

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

Concurrent with the reorganization, 500,000 shares of the Bank's common stock were issued in an offering to the Bank's ESOP and MRPs established for the benefit of officers and employees of the Bank, certain members of the Bank and members of the general public. Each share of common stock was sold at a price of $10.00 per share. The MHC owned 800,000 of the Bank's outstanding common stock. Subsequent to the offering an additional 14,276 shares of the Bank's common stock were issued to the MRPs.

Effective February 8, 1995 the Bank converted from a state-chartered stock savings bank into a federally-chartered stock savings bank.

On July 21, 2006 our organization converted from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of the Bank’s stock is owned by Liberty Bancorp, Inc., and all of Liberty Bancorp’s stock is owned by the public and our employee stock ownership plan. Liberty Savings Mutual Holding Company no longer exists and the name of the bank, Liberty Savings Bank, F.S.B., was changed to BankLiberty. Depositors and borrowers do not have voting rights in the Bank. Voting rights were vested exclusively with stockholders of the Company. A liquidation account was established at the time of Conversion in an amount equal to $21.1 million, the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holder’s or supplemental account holder’s deposit balance falls below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

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

On August 6, 2007 the Company announced a stock repurchase program to acquire 476,119 shares, or 10%, of the Company’s outstanding common stock. No repurchased shares were held in treasury at September 30, 2007.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statements

On December 20, 2007, the Company announced a second stock repurchase program to acquire up to 222,048 shares or 5%, of the Company’s common stock. Subsequent to September 30, 2007, the Company has repurchased 320,230 shares at an average price of $10.57 per share. Repurchases will be conducted through open market purchases or privately negotiated transactions, from time to time depending on market conditions and other factors. There is no guarantee as to the exact number of shares to be repurchased by the Company.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators, which, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific guidelines, which involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to judgments by the regulators about components, risk-weightings and other factors. At September 30, 2007, the Bank met all capital adequacy requirements.

The Bank is also subject to the regulatory framework for prompt corrective action. At September 30, 2007 and 2006, the most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the dates of the aforementioned notifications which management believes have changed the Bank's category.

The Bank's actual and required capital amounts and ratios at September 30, 2007 are as follows:

			Minimum Required
			for Capital		to be "Well
	Actual		Adequacy		Capitalized"
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Stockholders' equity	$35,969
Computer software costs	(39)
Unrealized gain, net - SFAS No. 158	(82)
Unrealized loss on securities AFS, net	94
Tangible capital	$35,942	10.8%	$4,973	1.5%
General valuation allowance	3,011

Total capital to risk-weighted assets	$38,953	15.1%	$20,669	8.0%	$25,837	10.0%

Tier 1 capital to risk-weighted assets	$35,942	13.9%	$10,335	4.0%	$15,502	6.0%

Tier 1 capital to total assets	$35,942	10.8%	$13,260	4.0%	$16,576	5.0%

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

During the years ended September 30, 2007, 2006 and 2005, the Bank paid cash dividends of $463,842, $436,876 and $425,181, respectively.

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

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statement

The following table sets forth information regarding off-balance sheet financial instruments as of September 30, 2007:

	Fixed-Rate	Adjustable-Rate
Off-balance sheet financial instruments:
Commitments to originate loans	$21,678,960	11,558,145

Commitments for unused lines of credit	$568,156	12,660,525

Commitments for undisbursed loans	$10,687,728	20,628,014

Commitments for letters of credit	$356,840	-

Interest rates on these fixed-rate loans generally ranged from 6.38% to 9.25%.

At September 30, 2007, there was no known pending litigation or other claims that management believes will be material to the Company’s financial position.

(15) Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments are summarized as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-trading instruments and nonderivatives:
Cash and cash equivalents	$9,042,289	9,042,289	13,403,701	13,403,701
Securities available for sale	47,982,519	47,982,519	35,882,630	35,882,630
Stock in FHLB of Des Moines	1,531,200	1,531,200	1,952,900	1,952,900
Mortgage-backed securities - available for sale	19,276,996	19,276,996	24,217,321	24,217,321
Loans receivable, net	232,307,925	234,510,039	200,222,378	200,225,932
Loans held for sale	719,086	719,086	459,201	459,201
Accrued interest receivable	2,055,814	2,055,814	1,486,355	1,486,355
Deposits	252,305,482	252,323,699	198,470,979	198,212,238
Accrued interest on deposits	601,285	601,285	316,366	316,366
Advances from FHLB	26,430,394	26,670,801	34,063,738	34,148,662
Securities sold under agreement to repurchase	$1,221,184	1,220,451	3,383,997	3,424,605

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

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statement

Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

Deposits with no defined maturities, such as NOW accounts, passbook accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date. The fair value of certificates of deposit, advances from FHLB of Des Moines and securities sold under agreement to repurchase is computed at fixed spreads to treasury securities with similar maturities.

Off-balance sheet assets include commitments to extend credit and unused lines of credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions and commitments to sell loans for which fair values were estimated based on current secondary market prices for commitments with similar terms. As a result of the short-term nature of the outstanding commitments, the fair values of fees on such commitments are considered immaterial to the Company’s financial condition.

(16) Parent Company Only Financial Statements

The following balance sheets and statements of earnings and cash flows for Liberty Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets
September 30, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	$11,556,962	8,061,893
Investment in subsidiary	35,968,431	35,622,895
Securities available for sale	393,884	-
ESOP note receivable	706,935	917,906
Loans receivable, net of allowance for loan losses of $0	1,600,000	4,399,902
Accrued interest receivable - loans	7,700	4,583
Accrued interest receivable - other	2,240	-
Other assets	12,039	8,397
Total assets	$50,248,191	49,015,576

Liabilities and Stockholders' Equity
Other liabilities	$13,500	-
Accrued income taxes	40,158	34,000
Total liabilities	53,658	34,000
Stockholders' equity:
Common stock	47,612	47,601
Additional paid-in capital	31,923,288	33,001,965
Common stock acquired by ESOP	(701,308)	(933,192)
Common stock acquired by Incentive Plan	-	(18,676)
Accumulated other comprehensive earnings, net	(12,619)	(573,130)
Retained earnings - substantially restricted	18,937,560	17,457,008
Total stockholders' equity	50,194,533	48,981,576
Total liabilities and stockholders' equity	$50,248,191	49,015,576

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statement

Statements of Earnings
Years Ended September 30, 2007 and 2006

	2007	2006
Interest income and dividend income
Loans receivable	$78,390	60,486
ESOP note receivable	75,727	19,148
Other interest-earning assets	498,003	43,078
Total interest income	652,120	122,712
Dividend income - BankLiberty	2,500,000	-
Total interest and dividend income	3,152,120	-
Noninterest expense	298,477	31,572
Earnings before income taxes and equity in undistributed earnings of the Bank	2,853,643	91,140
Income taxes	131,000	34,000
Net earnings before equity in earnings of Bank	2,722,643	57,140	(1)
Equity in undistributed earnings of subsidiary (dividends received in excess of earnings of subsidiary)	(778,249)	1,405,795
Net earnings	$1,944,394	1,462,935

(1) Includes operations of the stand-alone Company for the time period July 21,2006 through September 30, 2006.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statement

Statements of Cash Flows
Years Ended September 30, 2007 and 2006

	2007	2006 (1)
Cash flows from operating activities:
Net earnings	$1,944,394	1,462,935
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Equity in undistributed net earnings of BankLiberty	(1,721,751)	(1,405,795)
ESOP expense	332,735	306,947
Incentive Plan expense	230,072	27,996
Decrease (increase) in:
Accrued interest receivable	(5,357)	(4,583)
Other assets	(3,368)	(8,397)
Increase (decrease) in;
Other liabilities	13,500	-
Accrued income taxes	6,158	34,000
Net cash provided by (used for) operating activities	796,383	413,103
Cash flows from investing activities:
Net change in loans receivable	2,799,902	(4,399,902)
Purchase of subsidiary	(562,809)	(12,941,266)
Dividend from subsidiary	2,500,000	-
Purchase of securities	(394,623)	-
Loan to ESOP to finance shares	-	(1,167,996)
Repayment of ESOP loan	210,971	250,089
Net cash provided by (used for) investing activities	4,553,441	(18,259,075)
Cash flows from financing activities:
Issuance and exchange of common stock	-	26,342,341
Proceeds from exercise of stock options	8,695	2,400
Cash dividends	(463,842)	(436,876)
Repurchase of common stock for stock award plan	(1,399,608)	-
Net cash provided by (used for) financing activities	(1,854,755)	25,907,865
Net increase (decrease) in cash and cash equivalents	3,495,069	8,061,893
Cash and cash equivalents at beginning of period	8,061,893	-
Cash and cash equivalents at end of period	$11,556,962	8,061,893

(1) Includes operations of the stand-alone company for the time period July 21, 2006 through September 30, 2006.

LIBERTY BANCORP, INC.

Notes to Consolidated Financial Statement

(17) Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for the years ended September 30, 2007 and 2006 were as follows:

	First	Second	Third	Fourth
Year Ended September 30, 2007	Quarter	Quarter	Quarter	Quarter

Income income	$4,875,692	$4,910,595	$5,243,653	$5,533,234
Interest expense	(2,332,378)	(2,436,057)	(2,692,641)	(3,033,052)
Net interest income	2,543,314	2,474,538	2,551,012	2,500,182
Provision for loan losses	(32,000)	(166,202)	(267,105)	(136,782)
Net interest income after provision for loan losses	2,511,314	2,308,336	2,283,907	2,363,400
Noninterest income	329,870	310,189	363,227	474,164
Noninterest expense	(1,966,408)	(2,055,220)	(2,033,136)	(1,991,249)
Earnings before income taxes	874,776	563,305	613,998	846,315
Income taxes	(315,000)	(190,000)	(208,000)	(241,000)
Net earnings	$559,776	$373,305	$405,998	$605,315
Basic and diluted earnings per share	$0.12	$0.08	$0.09	$0.13

	First	Second	Third	Fourth
Year Ended September 30, 2006	Quarter	Quarter	Quarter	Quarter

Income income	$3,577,313	$3,908,588	$4,416,814	$4,761,126
Interest expense	(1,602,744)	(1,819,463)	(2,098,179)	(2,079,293)
Net interest income	1,974,569	2,089,125	2,318,635	2,681,833
Provision for loan losses	(220,000)	(250,000)	(215,000)	(167,000)
Net interest income after provision for loan losses	1,754,569	1,839,125	2,103,635	2,514,833
Noninterest income	302,513	273,879	332,538	327,996
Noninterest expense	(1,564,486)	(1,690,158)	(1,832,800)	(2,115,709)
Earnings before income taxes	492,596	422,846	603,373	727,120
Income taxes	(168,000)	(143,000)	(213,000)	(259,000)
Net earnings	$324,596	$279,846	$390,373	$468,120
Basic and diluted earnings per share	$0.07	$0.06	$0.08	$0.10

LIBERTY BANCORP, INC.

Board of Directors of Liberty Bancorp, Inc. and BankLiberty

Daniel G. O’Dell Chairman of the Board President O’Dell Publishing, Inc.	Steven K. Havens Secretary/Treasurer President Havens Construction Company, Inc.	Ralph W. Brant, Jr. President Brant’s Clothing

Robert T. Sevier Recorder of Deeds Clay County	Brent M. Giles President & Chief Executive Officer Liberty Bancorp, Inc. and BankLiberty

Officers of Liberty Bancorp, Inc.

Brent M. Giles President and Chief Executive Officer	Marc J. Weishaar Senior Vice President and Chief Financial Officer	Mark E. Hecker Senior Vice President and Chief Lending Officer

Cathy Trusler Secretary

Officers of BankLiberty

Brent M. Giles President and Chief Executive Officer	Marc J. Weishaar Senior Vice President and Chief Financial Officer	Mark E. Hecker Senior Vice President and Chief Lending Officer

Martin J. Weishaar Senior Vice President and General Counsel	Kenneth M. Honeck Senior Vice President Retail Banking

LIBERTY BANCORP, INC.

Branch Offices

Headquarters 16 W. Franklin Liberty, MO 64068-1637 (816) 781-4822	Platte City Branch 92 Highway & Bellmondo Drive Platte City, MO 64079 (816) 858-5200	Plattsburg Branch 1206 Clay Plattsburg, MO 64477 (816) 930-2513

Shoal Creek Branch 9200 N.E. Barry Road Kansas City, MO 64157 (816) 407-9200	Independence Branch 4315 South Noland Road Independence, MO 64055 (816) 350-4477	Boardwalk Branch 8740 N. Ambassador Drive Kansas City, MO 64154 (816) 741-7979

Gladstone Branch 6410 N. Prospect Gladstone, MO 64119 (816) 452-7300

LIBERTY BANCORP, INC.

Investor Information

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on Wednesday, February 6, 2008 at 5:30 p.m., local time, at 9200 N.E. Barry Road, Kansas City, Missouri.

LEGAL COUNSEL

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, DC 20016

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

AUDITORS

Michael Trokey & Company, P.C.
Certified Public Accountants
10411 Clayton Road
St. Louis, Missouri 63131

Form 10-K

A COPY OF THE COMPANY’S FORM 10-K, INCLUDING FINANCIAL STATEMENT SCHEDULES, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE ANNUAL MEETING RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, LIBERTY BANCORP, INC., 16 W. FRANKLIN, LIBERTY, MISSOURI 64068.